

2009 ANNUAL REPORT









Focused on Our Customers

Focused on Growth











Thermo Fisher
SCIENTIFIC

The world leader in serving science

positioned for growth

Thermo Fisher Scientific Inc. is the world leader in serving science. Our mission is to enable our customers to make the world healthier, cleaner and safer. With revenues of more than $10 billion, we have approximately 35,000 employees and serve customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as in environmental and process control industries. We create value for our key stakeholders through two premier brands, Thermo Scientific and Fisher Scientific, which offer a unique combination of continuous technology development and the most convenient purchasing options. Our products and services help accelerate the pace of scientific discovery and solve analytical challenges ranging from complex research to routine testing to field applications.

Marc N. Casper
President and Chief Executive Officer



DEAR SHAREHOLDER:

I'm pleased to report that we accomplished our key objectives for Thermo Fisher Scientific in 2009. At no other time in the past 20 years have we faced such a tough economy. Yet, our proven strategy – a combination of prudent cost control and continued growth investment – has positioned us to emerge an even stronger industry leader. Of course the best strategy in the world wouldn't be successful without the commitment of our 35,000 employees. The sheer determination they demonstrated in executing on our plans, and in meeting the goals we set for the year, was outstanding.

Let me review our major achievements in 2009 and outline our key priorities for 2010.



RETURN TO GROWTH

Early in the year, the economic crisis was hitting our customers full force. Not only did this affect their capital-budget purchases of instrumentation and equipment, but it caused them to reduce inventory levels of basic laboratory supplies as well, which affected sales of our consumables products in the first quarter.

These headwinds led to a full-year revenue decline of 4 percent to $10.1 billion compared with 2008. However, we saw sequential improvement in our revenue performance every quarter as the year progressed, and we ended with revenue growth of 7 percent in the fourth quarter, or 1 percent organic growth. In terms of profitability, our adjusted operating margin* declined by 80 basis points for the full year, but again showed improvement every quarter on a sequential basis. Our adjusted earnings per share (EPS) returned to growth midway through the year, for solid second half performance that resulted in adjusted EPS of $3.05 for the full year. Finally, we had a record year of free cash flow, generating $1.47 billion. And we put our cash to work, deploying $650 million on acquisitions and $415 million on stock buybacks.

With sales of consumables now growing at historical rates, and gradual improvement in sales of instruments and equipment, we are confident that we are back on track for growth in 2010.

OPTIMIZING OUR COST STRUCTURE

Our ability to remain highly profitable in spite of the top line pressure would not have been possible without the significant cost-cutting actions we initiated. Some of these actions, such as tightening our discretionary spending and implementing furloughs in some of our businesses, had an immediate effect. Others, such as a total reduction of approximately 2,000 positions and the announced closure of 15 manufacturing sites on top of our normal rate of facility consolidations, will yield longer-term cost benefits. All told, we took out more than our targeted $115 million of costs in 2009, and we anticipate that these combined actions will benefit us by another $25 million in 2010.

*Adjusted operating margin, adjusted earnings per share and free cash flow are non-GAAP financial measures that exclude certain items. For a reconciliation of these non-GAAP financial measures to comparable GAAP measures, see the accompanying consolidated statement of income on pages 6 and 7 of this annual report.

These were difficult decisions, and we never make them lightly. We are committed to striking a balance between short-term profitability and the need to provide our customers with high-quality, cost-effective products and services that will fuel our growth in the long term.

Commitment to innovation

As the world leader in serving science, we have the most comprehensive technology portfolio in our industry. And we continue to invest significantly in technology development to support our mission of enabling our customers to make the world healthier, cleaner and safer. We spent $250 million on R&D in 2009 – the same level as 2008 – in spite of the economy. I'd like to highlight a few of our many examples of innovation in 2009, launched under our Thermo Scientific brand.


DRUG DISCOVERY


AIR QUALITY


PROTEOMICS



We continued to build on our legacy of mass spectrometry leadership by introducing new technologies that accelerate progress for our customers who are pushing the limits of science, for example, in protein research for drug discovery. One of the most notable was the introduction of our new LTQ Velos™ platform, which has revolutionized mass spectrometry analysis by providing more analytical detail and specificity than ever before. The LTQ Velos, with its dual-trap design, is the industry's fastest and most sensitive ion trap mass spectrometer. The companion LTQ Orbitrap™ Velos, based on our breakthrough Orbitrap technology, adds ultra-high mass resolution capabilities in a unique hybrid format. These systems have had the fastest uptake of any new mass spectrometry product we've ever launched.

Our focus on performance extends to our customers outside the research laboratory as well, where advanced technologies are used to combat immediate threats to our health and well-being. Our leading portfolio of handheld Niton® XRF analyzers, for instance, were used to screen toys for lead, jewelry for suspected fraud and drywall for materials that emit corrosive gases. Our specialty diagnostics business supplied test kits to meet the need for fast and accurate testing during the H1N1 flu pandemic. In food safety, our workflows and methods were deployed when salmonella and melamine contamination threatened global food supplies. We were recognized for our role in helping Chinese laboratories quickly develop melamine-detection capabilities following the discovery of tainted dairy products.

Expansion in Asia

We generated revenues of more than $1 billion in Asia in 2009, with double-digit growth in China, primarily due to government stimulus programs that are funding investments in food safety and air quality. In 2009, we were named one of the "Top 10 Fast Growth Companies in China" by a national Chinese business publication. Thermo Fisher was recognized for our 20-year commitment to customers and communities in China, as well as our ongoing investment there.

India is another focal point of our Asia expansion. Through both internal investments and acquisitions, we've broadened our commercial capabilities and operational footprint to serve India's rapidly growing life sciences market. One highlight is the clinical packaging facility we opened a little over a year ago, which is now supporting multi-national pharmaceutical customers who are conducting clinical trials in the country. We recently introduced a Fisher Scientific catalog in India to make it easier for our customers there to access our leading breadth of products and services.

With approximately 3,000 employees in Asia, we have the industry's strongest presence. Yet there is still plenty of room to grow. We're currently building our second demonstration laboratory in China, which will be located in Beijing near many large universities and government research labs. This will complement our operations in Shanghai, where the major pharmaceutical firms are based. There's a tremendous opportunity for us to expand our commercial presence as well. We plan to extend our Fisher Scientific customer channels by adding more hubs to better serve our Asia-Pacific customers. For example, we're setting up a laboratory supply chain warehouse in Singapore to support that region's growing needs.


BIOLAB
GLOBAL REACH
SPECIALTY DIAGNOSTICS
B·R·A·H·M·S
PCTsensitive
AFP

LEFT TO RIGHT
The new Thermo Scientific LTQ Orbitrap Velos mass spectrometer broke new ground for protein research.

Our acquisition of the Biolab customer channel accelerated our penetration of markets in Australia and New Zealand.

Innovative biomarker tests from the B.R.A.H.M.S. acquisition significantly strengthened our specialty diagnostics portfolio.

Complementary Acquisitions

We continued to explore opportunities to expand our offerings through acquisition, using a very disciplined approach. We evaluate acquisition candidates using two key criteria. Acquisitions need to add value for our customers by expanding our portfolio or global presence, and they need to create value for our shareholders. During the year, we deployed $650 million to acquire seven companies. Some were small but promising businesses that strengthened our Thermo Scientific technology positions in gas chromatography, microbiology and diagnostics, or extended our Fisher Scientific customer channels. The two largest, Biolab and B.R.A.H.M.S., added significant capabilities in each of our two business segments.

Biolab, now part of our Laboratory Products and Services Segment, is the leading commercial channel for scientific, environmental and healthcare markets in Australia and New Zealand. With revenues of approximately $120 million at the time of acquisition, and approximately 500 employees, this business literally put us on the map in this key region of the world. The Biolab business will serve as the foundation of our growth strategy in Australian and New Zealand markets, giving our customers access to a more comprehensive portfolio of offerings for their laboratories.

B.R.A.H.M.S., a Germany-based business with approximately 400 employees and revenues of more than $100 million, expanded the specialty diagnostics portfolio within our Analytical Technologies Segment. B.R.A.H.M.S. adds *in vitro* diagnostic tests based on patented biomarkers for sepsis, as well as cardiovascular and pulmonary diseases. Sepsis is a potentially life-threatening blood infection, and the B.R.A.H.M.S. biomarker, Procalcitonin (PCT), is considered the gold standard in Europe for sepsis diagnosis and treatment. PCT is now available in the U.S. through our Fisher Scientific healthcare channel following FDA clearance last year. A strong pipeline of new tests, such as the heart attack biomarker Copeptin, recently launched in Europe, will accelerate our goal to become a leading provider of specialty diagnostics around the world.

Investment in our employees

I'm proud of how our employees performed in the tough economic environment last year. We continued to invest in our people to ensure that we preserve what I am certain is the most capable team of employees in the industry.

Our strong cultural foundation at Thermo Fisher is firmly rooted in our "4-I" values of Integrity, Intensity, Innovation and Involvement. We have established a strong base of talent across the company, and we're committed to building upon that base into the future. Our goal is not only to attract, but to retain the best people in our industry. In addition to providing many avenues of support for our employees to help them fulfill their career aspirations, we also strive to ensure that anyone who manages people is a Role Model Leader. Through a program that outlines clear expectations around our values,


LEAN LAB
FOOD SAFETY

LEFT TO RIGHT:
In close partnership with our customers, we are leveraging our scale and breadth to help them work more efficiently.

Our technologies and methods are used increasingly to meet today's challenges, such as protecting global food supplies.

We continue to expand to serve growing Asian markets, and are opening a new demo lab in Beijing, China, in 2010.

communication, employees, customers and growth, we strive to develop managers whom employees can look to for mentoring and a clear path to success.

I believe that the investments we are making in our people today are critical to the achievement of our long-term goals. Our employees are energized and determined to help us regain our growth momentum, and I'm confident that we are now in an enviable position of strength – and ready to capitalize on our many opportunities.

2010 outlook

We are now back on a growth track and are committed to achieving our growth goals for 2010. To do so, we are focused on four priorities:

- Investing to drive sustainable top-line revenue growth
- Leveraging our unique customer value proposition
- Expanding our operating margin, and
- Deploying our capital to create shareholder value.

SUSTAINABLE GROWTH As the world leader in serving science, we have numerous growth opportunities, along with the resources to fund them. First, we serve attractive end markets. Two-thirds of our customers are in life sciences and healthcare markets, which are driven by the need to effectively diagnose, treat and eventually cure the diseases that are increasingly prevalent in the world's aging population. Increased focus on a cleaner environment and safer food supplies, especially in burgeoning regions such as China, are creating a critical need for the leading technologies we provide. Healthcare, air quality and food safety are key issues being addressed by government stimulus programs globally.

Through our commitment to innovation, we will strive to exceed our customers' expectations for new technologies that help them respond to the challenges of an increasingly complex world. In fact, we plan to increase our R&D investment by approximately $30 million, or more than 10 percent, in 2010.

VALUE PROPOSITION We will continue to leverage our tremendous scale and breadth to offer unique value to our customers. The tough economy may have actually accelerated our strategy here because it forced companies in almost every industry to re-think their business models. We are working closely with our Top 20 accounts, which are mostly large pharmaceutical customers, as they strive to improve their own competitive positions. Through our Lean Lab program, for example, we are helping them to standardize their laboratory purchases. In 2009, our Top 20 accounts grew at a rate significantly higher than our company average. We expect to build on that momentum in 2010.

LIFE SCIENCES







FORENSICS



ENVIRONMENTAL

OPERATING MARGIN Another key priority is operating margin expansion. We took aggressive productivity and cost actions in 2009, but they were more than offset by lower volume due to the global recession. We did see our margin improve sequentially as the year progressed, and we expect to deliver margin expansion in 2010, returning to our long-term trend. Our Practical Process Improvement program, or PPI, is ingrained in our company's culture. Our employees will continue to use PPI to streamline the way we work, leading to higher margins and better customer service.

CAPITAL DEPLOYMENT Equally important, we will effectively deploy our capital to strengthen our portfolio and build on our leadership position. Our strong balance sheet gives us opportunities to create tremendous shareholder value, and the businesses we've acquired in the first few months of 2010 are a great example. One, Ahura Scientific, brings innovative handheld spectroscopy instruments for chemical analysis in health and public safety applications to broaden our offerings in portable and benchtop elemental analysis. Another, Finnzymes, strengthens our offerings for molecular biology applications with integrated high-performance PCR (polymerase chain reaction) workflows for genomic research and genetic, forensics and food safety testing.

In summary, I'm extremely proud of how our teams pulled together and responded to the challenges of 2009. We successfully executed on our plans to optimize our cost structure, while continuing to invest for the long term. The actions we took position us well for a strong future, and I'm confident we will continue our growth trajectory. I thank our customers, shareholders and employees for their ongoing support, and look forward to reporting on our progress during the year.

Sincerely,

Marc N. Casper
President and Chief Executive Officer
March 4, 2010

CONSOLIDATED STATEMENT OF INCOME

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income and adjusted operating margin, which exclude certain charges to cost of revenues, principally associated with acquisition accounting; significant acquisition-related transaction costs; restructuring and other costs/income; amortization of acquisition-related intangible assets; and charges for the acceleration of stock-based compensation expense due to the change in control occurring at the date of the Fisher merger in 2006. Adjusted EPS also excludes certain other gains and losses that are either isolated or cannot be expected to occur again with any regularity or predictability, costs associated with the early retirement of debt and debt facilities, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events and the results of discontinued operations. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. We also use free cash flow, which is operating cash flow, net of capital expenditures, and also excludes operating cash flows from discontinued operations to provide a view of the continuing operations' ability to generate cash for use in acquisitions and other investing and financing activities. We believe that the inclusion of such measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts. The non-GAAP measures presented herein are not meant to be considered superior to or a substitute for our GAAP results.

(DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)	2009	2008	2007	2006
Consolidated Statement of Income (a) (b) (c)				
Revenues	$ 10,109.7	$ 10,498.0	$ 9,746.4	$ 3,791.6
Costs and Operating Expenses:				
Cost of revenues (d)	5,960.3	6,167.6	5,820.3	2,210.2
Selling, general and administrative expenses (e)	2,196.6	2,213.7	2,099.7	952.7
Amortization of acquisition-related intangible assets	597.0	602.8	571.1	170.8
Research and development expenses	246.1	249.1	238.7	170.2
Restructuring and other costs, net (f)	60.8	35.4	42.2	45.7
	9,060.8	9,268.6	8,772.0	3,549.6
Operating Income	1,048.9	1,229.4	974.4	242.0
Interest and Other Expense, Net (h)	(121.8)	(101.4)	(113.8)	(36.3)
Income from Continuing Operations Before Income Taxes	927.1	1,128.0	860.6	205.7
Income Tax Provision (i)	(75.8)	(152.6)	(93.7)	(41.6)
Income from Continuing Operations	851.3	975.4	766.9	164.1
Income from Discontinued Operations (includes income tax benefit of $0.2 in 2006)	—	—	—	0.5
(Loss) Gain on Disposal of Discontinued Operations, Net (net of income tax benefit of $0.6 in 2009 and income tax provision of $3.5, $4.2 and $1.1 in 2008, 2007 and 2006)	(1.0)	5.5	(18.5)	2.1
Net Income	$ 850.3	$ 980.9	$ 748.4	$ 166.7
Earnings per Share from Continuing Operations:				
Basic	$ 2.06	$ 2.33	$ 1.82	$ .84
Diluted	$ 2.01	$ 2.24	$ 1.73	$ .81
Earnings per Share:				
Basic	$ 2.06	$ 2.34	$ 1.77	$ .85
Diluted	$ 2.01	$ 2.25	$ 1.69	$ .83
Weighted Average Shares:				
Basic	412.4	418.2	421.5	196.1
Diluted	422.8	434.7	443.6	203.2
Reconciliation of Adjusted Earnings per Share				
GAAP Diluted EPS (b)	$ 2.01	$ 2.25	$ 1.69	$ 0.83
Cost of Revenues Charges, Net of Tax (d)	0.01	0.00	0.07	0.23
Restructuring and Other Costs, Net of Tax (f)	0.10	0.06	0.06	0.18
Stock-based Compensation Acceleration Charges, Net of Tax (g)	0.00	0.00	0.00	0.12
Amortization of Acquisition-related Intangible Assets, Net of Tax	0.91	0.89	0.82	0.54
Interest and Other Income, Net of Tax (h)	0.03	0.00	0.01	0.01
Income Tax Provision (i)	(0.01)	(0.06)	(0.07)	0.00
Discontinued Operations, Net of Tax	0.00	(0.01)	0.04	(0.01)
Adjusted EPS (c)	$ 3.05	$ 3.13	$ 2.62	$ 1.90

(DOLLARS IN MILLIONS)	2009		2008		2007		2006	
Reconciliation of Adjusted Operating Income and Adjusted Operating Margin								
GAAP Operating Income (b)	$ 1,048.9	10.4%	$ 1,229.4	11.7%	$ 974.4	10.0%	$ 242.0	6.4%
Cost of Revenues Charges (d)	6.7	0.1%	1.5	0.0%	49.2	0.5%	77.7	2.0%
Selling, General and Administrative Costs (e)	1.5	0.0%	—	0.0%	—	0.0%	—	0.0%
Restructuring and Other Costs, Net (f)	60.8	0.6%	35.4	0.3%	42.2	0.4%	45.7	1.2%
Stock-based Compensation Acceleration Charges (g)	—	0.0%	—	0.0%	—	0.0%	36.7	1.0%
Amortization of Acquisition-related Intangible Assets	597.0	5.9%	602.8	5.8%	571.1	5.9%	170.8	4.5%
Adjusted Operating Income (c)	$ 1,714.9	17.0%	$ 1,869.1	17.8%	$ 1,636.9	16.8%	$ 572.9	15.1%
Pre-merger Fisher Scientific Results, Net of Eliminations							733.5	
Pro Forma Combined Adjusted Operating Income (j)							$ 1,306.4	14.7%
Reconciliation of Free Cash Flow								
GAAP Net Cash Provided by Operating Activities (b)	$ 1,659.2		$ 1,420.2		$ 1,483.5		$ 405.7	
Net Cash Used in Discontinued Operations	1.1		1.6		1.7		1.8	
Purchases of Property, Plant and Equipment	(207.5)		(264.4)		(175.5)		(76.8)	
Proceeds from Sale of Property, Plant and Equipment	13.4		15.4		19.2		5.8	
Free Cash Flow	$ 1,466.2		$ 1,172.8		$ 1,328.9		$ 336.5	
Pro Forma Revenues (j)								
GAAP Consolidated Revenues (b)							$ 3,791.6	
Pre-merger Fisher Scientific Results, Net of Eliminations							5,078.8	
Pro Forma Combined Revenues (j)							$ 8,870.4	

(a) On January 1, 2009, the company adopted new accounting rules concerning convertible debt accounting and the calculation of earnings per share, respectively. These rules require adjustment of prior periods to conform to current accounting.

(b) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(c) Adjusted results are non-GAAP measures and for income measures exclude certain charges to cost of revenues (see note (d) for details); certain charges/credits to selling, general and administrative expenses (see note (e) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (f) for details); charges for the acceleration of stock-based compensation expense in 2006 due to a change in control (see note (g) for details); certain other income/expense and costs associated with the early termination of debt/credit facilities (see note (h) for details); the tax consequences of the preceding items and other tax items (see note (i) for details); and results of discontinued operations.

(d) Reported results include $6.7, $1.5, $49.2, and $77.7 in 2009, 2008, 2007 and 2006, respectively, of charges primarily for the sale of inventories revalued at the date of acquisition and accelerated depreciation on manufacturing equipment being abandoned due to facility consolidations.

(e) Reported results in 2009 include a charge of $1.5 for transaction costs related to the acquisitions of Biolab and B.R.A.H.M.S., offset in part by a gain primarily from settlement of certain pre-merger Fisher product liability-related matters.

(f) Reported results include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of real estate consolidation; in 2009, gain on settlement of a pre-acquisition litigation-related matter and loss on an abandoned facility that was sold; in 2008, gain on pension plan curtailment, impairment of intangible assets associated with a small business unit, and loss on pre-acquisition litigation-related matter; and in 2007 and 2006, merger-related professional fees. These items are net of gains on the sale of businesses and product lines. Reported results in 2006 also include $15.2 of charges for in-process research and development associated with the Fisher merger.

(g) Reported results in 2006 include a charge for the acceleration of stock-based compensation expense due to a change in control.

(h) Reported results in 2009 include a $15.1 loss on early extinguishment of debt; $3.1 of impairment losses on investments resulting from other-than-temporary declines in the fair market value, net of gains on sale of investments for which impairment losses were recorded in prior periods; and a gain on a joint venture investment recognized upon acquisition of the remaining interest in the entity. Reported results in 2008 and 2007 include $9.8 and $4.5, respectively, of currency transaction gains associated with an intercompany financing transaction and $3.8 and $8.9, respectively, of losses from an other-than-temporary decline in the fair market value of available-for-sale investments. Reported results in 2006 include losses of $0.9 on the early retirement of debt and debt facilities.

(i) Reported income tax provision includes $241.5, $222.0, $239.1 and $111.7 of incremental tax benefit in 2009, 2008, 2007 and 2006, respectively, for the items in (c) through (h); $5.5 in 2009 of incremental benefit for reversal of a tax reserve established at acquisition and from adjusting the company's deferred tax balances as a result of newly enacted tax rates; $27.9 in 2008 of incremental tax benefit from adjusting the company's deferred tax balances as a result of a change in the apportionment of state tax rates and newly enacted tax rates in Switzerland; $31.6 in 2007, of incremental tax benefit from adjusting the company's deferred tax balances as a result of newly enacted tax rates in the United Kingdom, Denmark, Germany and Canada; and $1.2 in 2006 of tax provision for the estimated effect of tax audits of prior years in a non-U.S. country.

(j) Pro forma results combine the results of the company with the pre-merger results of Fisher Scientific International Inc.

SHAREHOLDER SERVICES

Shareholders of Thermo Fisher Scientific who desire information about the company are invited to contact the Investor Relations Department, Thermo Fisher Scientific Inc., 81 Wyman Street, Waltham, MA 02451, (781) 622-1111, or send an e-mail to investorrelations@thermofisher.com. Material of interest to shareholders is available from the company's Website at www.thermofisher.com, under "Investors."

STOCK TRANSFER AGENT

Thermo Fisher Scientific's stock transfer agent, American Stock Transfer & Trust Company, maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates and change of address. For these and similar matters, please direct inquiries to: American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038, (800) 937-5449. You may also send an e-mail to info@amstock.com, or visit the transfer agent's Website at www.amstock.com.

ANNUAL MEETING

The annual meeting of shareholders will be held on Wednesday, May 26, 2010, at 1:30 p.m. at the Mandarin Oriental New York, 80 Columbus Circle at 60th Street, New York, New York.

ANNUAL REPORT ON FORM 10-K

The accompanying Annual Report on Form 10-K for the fiscal year ended December 31, 2009, does not contain exhibits. Exhibits have been filed with the Securities and Exchange Commission. Upon request to the Investor Relations Department, the company will furnish, without charge, any such exhibits as well as copies of periodic reports filed with the Securities and Exchange Commission.

FORWARD-LOOKING STATEMENTS

This annual report contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. While the company may elect to update forward-looking statements in the future, it specifically disclaims its obligation to do so, even if the company's estimates change. A number of factors could cause the results of the company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading "Risk Factors" in Part I, Item 1A, in the accompanying Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Form 10-K

Thermo Fisher Scientific Inc.
2009 Annual Report
Consolidated Financial Statements


SEC MAIL PROCESSING
RECEIVED
APR 12 2010
WASH. D.C.
205
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2009 or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 1-8002

THERMO FISHER SCIENTIFIC INC.

(Exact name of Registrant as specified in its charter)



Delaware
(State of incorporation or organization)

04-2209186
(I.R.S. Employer Identification No.)

81 Wyman Street
Waltham, Massachusetts
(Address of principal executive offices)

02451
(Zip Code)

Registrant's telephone number, including area code: (781) 622-1000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1.00 par value	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

As of June 26, 2009, the aggregate market value of the voting stock held by nonaffiliates of the Registrant was approximately $17,076,299,000 (based on the last reported sale of common stock on the New York Stock Exchange Composite Tape reporting system on June 26, 2009).

As of February 5, 2010, the Registrant had 409,461,414 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Sections of Thermo Fisher's definitive Proxy Statement for the 2010 Annual Meeting of Shareholders are incorporated by reference into Parts II and III of this report.

THERMO FISHER SCIENTIFIC INC.

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

THERMO FISHER SCIENTIFIC INC.

PART I

Item 1. Business

General Development of Business

Thermo Fisher Scientific Inc. (also referred to in this document as "Thermo Fisher," "we," the "company," or the "registrant") is the world leader in serving science. We enable our customers to make the world healthier, cleaner and safer by providing analytical instruments, equipment, reagents and consumables, software and services for research, manufacturing, analysis, discovery and diagnostics.

In November 2006, Thermo Electron Corporation (also referred to in this document as "Thermo," which is the predecessor to Thermo Fisher) merged with Fisher Scientific International Inc. (also referred to in this document as "Fisher") to create Thermo Fisher. Thermo Fisher has approximately 35,400 employees and serves more than 350,000 customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as environmental, industrial quality and process control settings.

We serve our customers through two principal brands, Thermo Scientific and Fisher Scientific:

- Thermo Scientific is our *technology* brand, offering customers a complete range of high-end analytical instruments as well as laboratory equipment, software, services, consumables and reagents to enable integrated laboratory workflow solutions. Our portfolio of products includes innovative technologies for mass spectrometry, elemental analysis, molecular spectroscopy, sample preparation, informatics, fine- and high-purity chemistry production, cell culture, protein analysis, RNA-interference techniques, immunodiagnostic testing, microbiology, as well as environmental monitoring and process control.

- Our Fisher Scientific brand offers *choice* and *convenience*, providing a complete portfolio of laboratory equipment, chemicals, supplies and services used in healthcare, scientific research, safety and education markets. These products are offered through an extensive network of direct sales professionals, industry-specific catalogs, e-commerce capabilities and supply-chain management services. We also offer a range of biopharma services for clinical trials management, biospecimen storage and analytical testing.

In addition to the two principal brands, we offer a number of specialty brands that cover a range of consumable products primarily for the life and laboratory sciences industry.

We are continuously advancing the capabilities of our technologies, software and services, and leveraging our 9,800 sales and service personnel around the world to address our customers' emerging needs. Our goal is to make our customers more productive, and to allow them to solve their analytical challenges, from complex research and discovery to routine testing.

Thermo Fisher is a Delaware corporation and was incorporated in 1956. The company completed its initial public offering in 1967 and was listed on the New York Stock Exchange in 1980.

Forward-looking Statements

Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934 (the Exchange Act), are made throughout this Annual Report on Form 10-K. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. While the company may elect to update forward-looking statements in the future, it specifically disclaims any obligation to do so, even if the company's estimates change, and readers should not rely on those forward-looking statements as representing the company's views as of any date subsequent to the date of the filing of this report.

A number of important factors could cause the results of the company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading, "Risk Factors" in Part I, Item 1A.

Business Segments and Products

We report our business in two segments: Analytical Technologies and Laboratory Products and Services. For financial information about segments, including domestic and international operations and export sales, see Note 3 to our Consolidated Financial Statements, which begin on page F-1 of this report.

Analytical Technologies Segment

Through our Analytical Technologies segment, we serve the pharmaceutical, biotechnology, academic, government and other research and industrial markets, as well as the clinical laboratory and healthcare industries. This segment has three primary growth platforms – Analytical Instruments, Specialty Diagnostics and Biosciences – and provides a broad range of instruments, software and services, bioscience reagents and diagnostic assays to address various scientific, healthcare, environmental, and process optimization challenges in laboratories, manufacturing and the field.

- Analytical Instruments include analytical instruments used in the laboratory to analyze prepared samples, software interpretation tools, laboratory information management systems, and laboratory automation equipment and systems; environmental instruments, integrated systems, and services used in industrial environments, in the lab, and in the field for continuous environmental monitoring, safety and security applications; and process instruments, integrated systems and measurement solutions, and services used in process environments and in the field to enable real-time process control and optimization and materials analysis.

- Specialty Diagnostics products and services are used by healthcare and other laboratories to prepare and analyze patient samples to detect and diagnose diseases. Microbiology products include high-quality reagents and diagnostic kits used in the diagnosis of infectious disease or for testing for bacterial contamination to assure the safety and quality of consumer products such as food and pharmaceuticals.

- Biosciences products include leading reagents, tools and services used in life science research, drug discovery and biopharmaceutical production.

Analytical Instruments

Scientific Instruments

Our analytical instrumentation, integrated software and automation solutions are used primarily in laboratory and industrial settings and incorporate a broad range of capabilities for organic and inorganic sample analysis. We offer a portfolio of analytical instruments based on a range of techniques, including mass spectrometry (MS), chromatography and optical spectroscopy, which can be combined with a range of accessories, consumables, software, spectral reference databases, services and support to provide a complete solution to the customer. Mass spectrometry is a technique for analyzing chemical compounds, individually or in complex mixtures, by forming gas phase charged ions that are then analyzed according to mass-to-charge ratios. In addition to molecular information, each discrete chemical compound generates a fragmentation pattern that provides structurally diagnostic information.

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Chromatography is a technique for separating, identifying and quantifying individual chemical components of substances based on physical and chemical characteristics specific to each component. Optical spectroscopy is a technique for analyzing individual chemical components of substances based on the absorption or emission of electromagnetic radiation of a specific wavelength of light, for example, visible (light), ultraviolet or infra-red. We complement our product technologies with laboratory information management systems (LIMS), chromatography data systems (CDS), database analytical tools, automation systems, and a broad portfolio of reagents and consumables from the rest of the company to deliver integrated work flow solutions that improve the quality and productivity of research.

Our instruments, software, and workflow solutions are used in a variety of regulated and unregulated industries in life sciences applications such as pharmaceuticals, biotechnology, clinical and food safety, in chemical analysis applications such as environmental, petrochemicals, chemicals, semiconductor, steel and basic materials, and geology, as well as in academic and government research. To support our global installations, we provide implementation, validation, training, maintenance and support from our large global services network.

Life Science Mass Spectrometry (LSMS). The company's Life Sciences Mass Spectrometry product line features high performance instrumentation for a wide spectrum of markets and applications. The triple quadrupole, ion trap and hybrid mass spectrometry (LC/MS/MS) product lines offer tiered portfolios for both qualitative and quantitative analysis across a broad range of markets including pharmaceutical, academic research, clinical research, food safety, environmental and toxicology markets. Applications range in complexity from routine compound identification in regulated fields such as food safety and environmental screening, to sophisticated analysis of low-abundance components in complex biological matrices.

Our triple quadrupole portfolio provides high performance quantitative analysis of chemicals in biological fluids, environmental samples and food matrices. Applications for the pharmaceutical industry include the targeted quantitation of drug candidates in discovery absorption, distribution, metabolism and excretion (ADME) studies, and in support of development phase clinical trials where sensitivity, specificity, precision and accuracy are requirements for submission of pharmacokinetic data for regulatory approval. The triple quadrupole portfolio is also used for targeted analysis of pesticides and food contaminants to support regulatory requirements.

Our ion trap portfolio provides hardware and software for in depth structural analysis of large bio-molecules, such as proteins, to structural characterization of small molecules, such as drugs and drug metabolites.

Hybrid Mass Spectrometers combine linear ion trap technology, Fourier Transform Ion Cyclotron Resonance Mass spectrometry (FTICR) and Orbitrap technology, providing high resolution and accurate mass capabilities in a single mass spectrometry system. The combination of two powerful capabilities permits sensitive and accurate identification of compounds in complex matrices. Our Hybrid mass spectrometers are suited for analysis of complex biological problems such as cellular pathway analysis, investigation of protein sequence modifications, biomarker discovery for potential disease markers, evaluation of complex metabolomic systems, and metabolite identification because of their enhanced selectivity capabilities from high resolution and accurate mass. This advanced technology has enabled customers to perform broader biological system analysis which they were previously unable to perform using other hybrid LC/MS/MS technologies.

Inorganic Mass Spectrometry (IOMS). Inorganic MS products are comprised of four product segments: Isotope Ratio Mass Spectrometry (IRMS), Multi-Collector Mass Spectrometry (MC-IRMS), Inductively Coupled Plasma Mass Spectrometry (ICP-MS) and High Resolution Trace Mass Spectrometry (HR Trace-MS). IOMS products are primarily used for qualitative and quantitative analysis of inorganic matter in a range of applications including environmental analysis, materials science, climate research, earth science as well as nuclear safeguard and fuel control. All of our IOMS products are based on sophisticated magnetic sector mass spectrometers, which are customized to meet the needs of a broad range of applications.

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In addition, we supply a range of sample preparation and separation product-lines for mass spectrometry including auto-samplers, liquid and gas chromatography instruments and columns, and multi-plexing systems.

Molecular Spectroscopy. Thermo Fisher's molecular spectroscopy products are divided into four primary techniques: Fourier transform infrared (FT-IR), Raman, Near-infrared (NIR) and ultraviolet/visible (UV/Vis) spectroscopy. All four techniques provide information regarding the structure of molecules and hence provide the means for the identification, verification and quantification of primarily organic materials. The instrumentation comprises interferometric and dispersive spectrometers combined with software that extracts both qualitative and quantitative information from the raw data. The major applications are found in pharmaceutical, biotechnology, polymer, chemical and forensic sciences. The instrumentation is used in research, analytical services and quality control laboratories. Near-infrared spectroscopy is used in both laboratory QC and process control applications, making it a technique of choice in process analytical technology (PAT).

Liquid Chromatography. Our standard HPLC (High Pressure Liquid Chromatography) systems and high speed UHPLC (Ultra High Pressure Liquid Chromatography) systems offer high throughput and sensitivity in the analysis of liquid samples. They are sold either in stand-alone configurations or as systems-integrated with our mass spectrometers (LC-MS and LC-MS/MS). The company also has a fast scanning single quadrupole LC-MS system used primarily in pharmaceutical laboratories as a UHPLC detector, providing chromatographers the ability to run routine HPLC applications more efficiently with real-time mass confirmation. These products utilize our comprehensive line of HPLC columns.

Gas Chromatography. Gas chromatography (GC) is a separation technique that analyzes complex sample matrices in gases. GC comprises both separation and detection technology. Separation technology is common to all gas chromatography analyzers, and is paired with either a conventional detector (GC) or with different types of mass spectrometers (GC-MS). Thermo Scientific's gas chromatographs (GCs) includes a full range of detectors, injectors, and valve systems for chemical and petrochemical analysis; and its GCxGC product is used for analysis of target compounds in complex matrices. Our GC-MS offering includes a triple stage quadrupole GC-MS, for routine analysis of pesticide residues in food; a single stage quadrupole MS for quantitative product screening of environmental and toxicology samples; and an ion trap MS for analysis of target components in complex matrices. We also offer a wide range of auto samplers that fully automate GC or GC-MS.

Bulk Elemental Analysis. Thermo Fisher also provides a full range of instrumentation for elemental analysis of bulk materials such as metals, cement, minerals and petrochemicals using X-ray fluorescence (XRF), X-Ray diffraction (XRD) and arc spark optical emission (OES) techniques. Our OES product line is ideal for use in process/quality control for the direct, elemental analysis of solid metals.

Our benchtop and standalone XRF systems for analysis of conductive or non-conductive solids and liquids are used in many industrial and research laboratories, for monitoring of specific elements in oils, polymers, cement or quarry materials to the full analysis of glasses, metals, ores, refractories and geological materials. Our XRD equipment allows analysis of phases or compounds in crystalline materials. Both XRF and XRD techniques are integrated into one instrument to provide total analysis capabilities to the cement, metals and mining industries.

Trace Elemental Analysis. Thermo Fisher offers a line of elemental analysis instrumentation for the analysis of trace concentrations of elements in liquid and solid samples. Our atomic absorption (AA) instruments and inductively coupled plasma (ICP) spectrometers are used for trace elemental analysis of liquid samples in environmental, petrochemical, food safety, metallurgical, geochemical and clinical/toxicology applications. These products are widely used in growth markets such as China, India and Latin America and support compliance with increasingly stringent international environmental and consumer safety regulations.

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Informatics. Thermo Fisher develops and provides laboratory information management systems (LIMS) solutions that provide application-specific, purpose-built functionality in software targeted for certain industries. These industries include pharmaceutical, petrochemical, chemical, food and beverage, metals and mining, environmental and water/wastewater, as well as government and academia. Thermo Fisher is a leader in developing commercial-off-the-shelf solutions designed for specific industry applications.

Our portfolio includes enterprise software solutions used in laboratories at leading companies in the pharmaceutical, oil and gas, environmental, chemical and food and beverage industries; as well as a range of LIMS products designed for different applications including for pharmaceutical bioanalytical laboratories; for ADME and in-vitro testing in early drug discovery and development; for a range of industrial applications and increasingly by biotechnology laboratories because of its configurability, patented workflows and plate-handling capabilities; and for pharmaceutical manufacturing R&D and QA/QC. In addition, we market a multi-industry enterprise-class system that is tightly integrated with our LIMS solutions for greater accuracy and consistent reporting of shared data, as well as increased productivity.

Microanalysis. Thermo Fisher provides a range of energy-dispersive (EDS) and wavelength-dispersive (WDS) x-ray analytical instrumentation for electron microscope users. The additions of EDS and WDS detectors transform the electron microscope from an imaging tool into a powerful analytical instrument. These detectors make it possible to rapidly and accurately analyze the elemental distribution of a sample at resolutions down to the nanometer scale. X – ray microanalysis is a fundamental technique in a wide range of disciplines such as material science, metallurgy, biology, geology, forensics and nanotechnology.

Laboratory Automation Solutions. Thermo Fisher is a supplier of automation systems that provide solutions for the drug discovery and cell research market. With core competencies in integration, applications and innovation, we work closely with customers to develop both turnkey products and tailored systems for genomic/ proteomic, biochemical/cell based assays and drug discovery applications. Our key technologies include automated storage and incubation, integration platforms, robotics and software. Advanced automated storage systems offer both low- and high-volume capacities with full environmental control. Our platforms range from stand-alone plate stackers and movers to highly flexible robotic solutions that incorporate advanced analytical and detection equipment and software for experiment design, control and analysis. Precise and reliable motion control is achieved through state-of-the-art robotics that improve throughput and walk-away time.

Surface Analysis. The principle technique of the surface analysis product range is X-ray Photoelectron Spectroscopy (XPS). XPS provides detailed quantitative information about the chemical composition of solid surfaces and interfaces. The product line features fully integrated instruments, designed for rapid throughput of samples, as well as user configured systems and component options. The extreme surface sensitivity of XPS makes it directly applicable to the development of new materials whose surfaces are chemically engineered on the nanometer scale. The application field for XPS is wide and varied. XPS is commonly used in the semi-conductor, metals, coatings and polymer industries as a product development and failure analysis tool.

Environmental Instruments

Our environmental analysis instrumentation offers innovative technologies that are used for complying with government regulations and industry safety standards, or to analyze, measure or respond to a hazardous material situation. Our instruments include portable and fixed instrumentation used to help our customers protect people and the environment, with particular focus on environmental compliance, product quality, worker safety and security. Key end markets include coal, fossil fuel and nuclear-powered electric generation facilities, industrial markets such as pulp and paper and petrochemical, water and wastewater municipalities, federal, state and local agencies, general commercial and academic laboratories, and transportation security for sites such as ports and airports. Our instrumentation is used in three primary applications: air quality monitoring and gas detection, water quality testing and monitoring and radiation measurement and protection.

Radiation Measurement and Protection. Our radiation measurement and protection instruments are used to monitor, detect and identify specific forms of radiation and trace explosives in nuclear power, environmental, industrial, medical and security applications. In the nuclear power market, our products are used by employees to monitor exposure, detect personal and asset contamination as well as monitor the interior and exterior environment. Our industrial applications include metal recycling, x-ray, and neutron generation, while our security applications are focused on scanning suspect cargo, vehicles and people and identifying the source radiation across a wide array of applications globally.

Air Quality Monitoring and Gas Detection. We are a leader in air quality instruments for ambient air and stack gas emissions monitoring. Our primary customers and markets include environmental regulatory agencies responsible for providing gaseous and particulate pollutant air quality data and combustion based industrial operations such as power generation complying with governmentally mandated emissions standards. Additionally, we manufacture a broad range of portable and stationary particulate and gas detection monitoring instruments used by industrial hygienists, first responders and homeland security personnel for worker exposure protection.

Our gas detection instruments utilize a broad range of optoelectronic technologies to detect criteria pollutants such as nitrogen oxide at the parts-per-trillion level. Via technologies such as tapered element oscillation microbalances, beta attenuation and light scattering, we offer a comprehensive range of continuous particulate monitors for use in ambient air monitoring networks. We complement our market leading instrumentation with customized Continuous Emission Monitoring Systems (CEMS), offering both hardware and complete solutions along with integration, installation, support, commissioning, certification and training services.

Water Quality Testing and Monitoring. Our water quality products include high-quality meters, electrodes and solutions for the measurement of pH, ions, conductivity, dissolved oxygen, turbidity and other key water parameters. Our meters, monitors, electrodes and solutions are sold across a broad range of industries. Based upon electrochemical and optical sensing technologies, these products are used for laboratory, field and process applications wherever the quality of water and water-based products is critical. Primary applications include quality control and assurance, environmental testing and regulatory compliance in markets such as water and wastewater, food and beverage, chemical, pharmaceutical, education and power generation.

Process Instruments

Our Process Instruments products include instrumentation solutions and services that provide our customers with real-time data that help them improve product quality, increase process efficiency, increase product yield, reduce production downtime and reduce raw material waste. Our products are typically used in mission-critical manufacturing applications that require high levels of accuracy, reliability and robustness. We serve a wide variety of global industries including oil and gas, petrochemical, pharmaceutical, food and beverage consumer products, power generation, metal, cement, minerals and mining, semiconductor and polymer. Our major areas of expertise include online and handheld elemental analysis, flat sheet thickness measurement, in-motion weighing and monitoring, rheological and thermal analysis, contaminant detection in packaged materials and flow, level and density measurement. Our Process Instruments include six principal product lines: material characterization, materials and minerals, portable elemental analysis, process systems, compliance testing, and product inspection.

Materials and Minerals. Our materials and minerals product line includes online bulk material analysis systems for the coal, cement, minerals and other bulk material handling markets. These products employ proprietary, ultrahigh-speed, non-invasive measurement technologies that use neutron activation and measurement of gamma rays to analyze, in real time, the physical and chemical properties of raw material streams. This eliminates the need for off-line sampling, and enables real-time online optimization, for instance, allowing the customer to optimally blend raw materials to control sulfur and ash in coal fired utilities. Our gauging products are used online to measure the total thickness, basis weight and coating thickness of flat-sheet materials, such as metal strip, plastics, foil, rubber, glass, paper and other web-type products. Our gauging line uses ionizing and non-ionizing technologies to perform high-speed, real-time, non-invasive measurements. We also provide process control instruments that monitor nuclear flux inside a reactor, helping our nuclear power customers operate their plants in a safe and optimal manner. Our bulk weighing and monitoring products such as belt scales, weighbelt feeders, flow meters, safety switches and detectors enable high speed weighing of bulk materials, solids flow monitoring, level measurements, personnel safety, and spillage prevention for a wide variety of processing applications in the food, minerals, coal, cement and other bulk solids handling markets.

Portable Elemental Analysis. Our line of portable XRF elemental analyzers are state-of-the-art handheld instruments offering real time high-performance analysis. The product platform is designed for the rapid on-site testing of metals for numerous industrial applications, including mining, coatings, precious metals and powder samples. Our product offering is tailored for specific market applications through a combination of instrument calibrations, x-ray sources and detectors to best match the desired speed and sensitivity of the analysis. Our geometrically optimized silicon drift detector delivers increased sensitivity and allows metal alloy samples to be measured faster and easier than with our other silicon PIN detectors. The instruments are used for the analysis of metal alloys for positive material identification, scrap metal recycling, quality assurance/quality control (QA/QC) and precious metals analysis, as well as analysis of soils and sediments, environmental monitoring, lead screening in consumer products, lead in paint assessment, geochemical mapping and coatings/plating analysis.

Process Systems. Our process systems products help oil and gas, refining, steel and other customers optimize their processes. These instruments provide measurements that help improve efficiency, provide process and quality control, maintain regulatory compliance and increase worker safety. For instance, our gas flow computers support custody transfer applications in the production and transmission of natural gas; our nuclear interface level gauge is used in extremely harsh coker applications for petroleum refining; our moisture online analyzer helps our customers measure moisture in extreme applications like coke used in metal foundries, and our line of process mass spectrometers helps our customers detect minute constituents in process gases. These systems provide real-time direct and remote data collection, analysis and local control functions using a variety of technologies, including radiation, radar, ultrasonic and vibration measurement principles, gas chromatography and mass spectrometry. Our online sulfur analyzer products, based on pulsed UV fluorescence technology, are used by refiners to bring clean fuels to consumers. We have extended the applications to include online sulfur detection in the petrochemical environment, including flare gas composition and catalyst protection.

Product Inspection. Our product inspection solutions serve the food and beverage, and pharmaceutical packaging industries. For the food and beverage and pharmaceutical markets, we provide solutions to help our customers attain safety and quality standards. Based on a variety of technologies, such as X-ray imaging and ultratrace chemical detection, our products are used to inspect packaged goods for physical contaminants, validate fill quantities, or check for missing or broken parts. For example, our line of metal detectors uses non-invasive, high-speed, magnetic flux technology to inspect packaged products; our line of checkweighers uses load cell technology to weigh packages on high-speed packaging lines; our line of inspection systems uses X-ray imaging to enable our customers to inspect canned or bottled beverages at very high speeds.

Material Characterization. Our material characterization product lines include instruments that help our customers analyze materials for viscosity, surface tension and thermal properties. Our products accurately and flexibly measure a wide range of rheological properties in the lab and in process applications. These measurement platforms use open standards and have the ability to connect to a range of sensors and systems. Our extruders and blenders meet

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R&D, small-scale production, quality control and pharmaceutical needs. Single screw and twin screw process extruders with measuring capabilities are used in lab and pilot scale tests for compounding and processing of polymers and ceramics. In the pharmaceutical markets, our products are used for quality control of the continuous mixing process.

Compliance Testing. Our compliance testing product lines provide simulation and verification equipment for electronic components and systems. Based on pulsed EMI (Electromagnetic Interference) technology, our products provide testing of electromagnetic compatibility, electrostatic discharge and transmission line pulse for original equipment manufacturers in the semiconductor market and independent testing labs.

Services

We provide a complete portfolio of services and management solutions designed to help our customers improve productivity, reduce total cost of ownership of analytical instruments and ensure compliance. From instrument and equipment acquisition to disposition, we provide an extensive global service network to support our installed base of instruments.

From instrument support plans, preventive and corrective maintenance to instrument qualifications, our product services are designed to remove the hassle and worry from instrument maintenance allowing our customers to focus on their goals while increasing positive results in the lab. Furthermore, our parts, accessories, software and instrument upgrades provide our customers with the tools necessary to improve productivity and quality. In addition, our multi-vendor laboratory instrument services provide our customer complete laboratory support. Certified and experienced multi vendor service engineers provide instrument qualifications, preventive and corrective maintenance, validation, regulatory compliance and metrology services allowing our customer to expand our high quality cost effective instrument support throughout their operations.

We also provide our customers enterprise management solutions that streamline the services processes, increase operational efficiencies while reducing expenses and decreasing total cost of ownership. With integrated capabilities consisting of equipment maintenance management, physical inventory tracking and enterprise-wide maintenance reporting, coupled with direct and multi-vendor service capabilities, our asset management solutions are customizable to meet the business needs of our customers. Our asset management solutions model proactively manages all of our customers' instruments and equipment so they have visibility to all of their assets and gain assurance that services are being delivered and performed on time.

Specialty Diagnostics

Our Specialty Diagnostics products and services are used by healthcare laboratories in hospitals, academic and research institutes, to prepare and analyze patient samples such as blood, urine, body fluids or tissue sections, to detect and diagnose diseases, such as cancer. We also provide diagnostic testing services for certain neurological, renal and endocrine disorders to physicians, hospital laboratories and reference laboratories.

Microbiology

Our Microbiology offerings include high-quality microbiology laboratory products, including dehydrated and prepared culture media, collection and transport systems, diagnostic and rapid direct specimen tests, quality-control products and associated products for the microbiology laboratory. Our products focus on aiding customers in the diagnosis of infectious disease, implementing effective infection control programs or in detecting microbial contamination of their products or manufacturing facilities.

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These products are used by microbiologists worldwide to grow and identify bacteria and to detect viruses and parasites. Within the clinical field, these products are used to facilitate a rapid and accurate diagnosis of infectious disease, to determine appropriate antimicrobial therapy and to aid in the implementation of infection control programs. Key clinical customers include hospitals, public health and reference laboratories, clinics and physician offices. Within the food and pharmaceutical industries, our products are used to assure the safety and quality of consumer products by monitoring production environments, raw materials and end products for bacterial contamination. Industrial customers are comprised of quality control and quality assurance functions within food, beverage, personal care, pharmaceutical and biotech companies.

Clinical Diagnostics

Our clinical diagnostics products include a broad offering of liquid, ready-to-use and lyophilized immunodiagnostics reagent kits, calibrators, controls and calibration verification fluids. In particular, we provide products used for drugs-of-abuse testing; therapeutic drug monitoring, including immunosuppressant drug testing; thyroid hormone testing; serum toxicology; clinical chemistry; immunology; hematology; coagulation; glucose tolerance testing; monitoring and toxicology; first trimester screening, tumor markers testing and biomarkers testing for sepsis, acute myocardial infarction and congestive heart failure. We also private label many of our immunoassay reagents and controls for major in-vitro diagnostics companies through OEM arrangements. In many instances, we will work with customers or partners to develop new products and applications for their instrument platforms.

We have developed one of the broadest menus for drugs-of-abuse immunoassays, including those for newer drugs such as Oxycodone, Heroin Metabolite and Buprenorphine. We also offer a line of immunosuppressant drug immunoassays that can be used on a variety of clinical chemistry analyzers.

Our clinical chemistry systems include analyzers and reagents to analyze and measure routine blood and urine chemistry, such as glucose and cholesterol; and advanced testing for specific proteins, therapeutic drug monitoring and drugs-of-abuse. Our diagnostic test range currently covers approximately 80 different validated methods. We also provide pre- and post-analytical automation for preparation of blood specimens before and after analysis.

In other analytical laboratory fields, our reagents and automated photometric analyzers are used for colorimetric and enzymatic analysis and quality control in food and beverage, wine and pharmaceutical production. In addition to our own sales channels, our laboratory automation systems are distributed by some of the leading diagnostic manufacturers, such as Ortho-Clinical Diagnostics (OCD).

In October 2009, the company completed the acquisition of B.R.A.H.M.S. AG, a leading provider of specialty diagnostic tests based on patented biomarkers for sepsis, cardiovascular and pulmonary diseases, as well as intensive care treatments and prenatal screening. BRAHMS increased the breadth of the company's diagnostics portfolio and provided a significant reagent manufacturing center in Europe.

Anatomical Pathology (AP)

We provide a broad portfolio of products for use primarily in histology, cytology and hematology applications. These products include consumables for specimen collection, tissue processing, embedding and staining, such as reagents, stains, slides, cover glass, microarray substrates, detection kits and antibodies. We also provide a range of AP instruments including an autostaining immunohistochemistry slide staining system; a robot stainer used in slide staining of histology and cytological specimens; along with other equipment such as tissue processors for preparation of tissue samples; microtomes and cryostats for sectioning of processed tissues; embedding centers, slide stainers to highlight abnormal cells for microscopic examination and diagnosis; coverslippers, which place glass slipcovers on slides at a high capacity of approximately 450 slides per hour; and cassette and slide labelers for identifying specimens. Our cytocentrifuges use low-speed centrifugation technology to concentrate and deposit a thin layer of cells onto a microscope slide to ensure better cell capture and better preservation of cell morphology. Our tissue processors provide a fully automatic solution for tissue processing and reagent storage/handling. For efficient handling and accurate identification of histology and cytology specimens, we offer a comprehensive line of cassette and slide labelers, including a laser microwriter developed specifically for anatomical pathology which prints 1D and 2D barcodes, text, logos and graphics in 26 different fonts at a speed of 1 to 2 seconds per slide and is designed to handle high-volume workloads in clinical or research laboratories. Other histology products include a line of microtomes for paraffin or resin sectioning, cryostats for frozen sections and slide stainers for cell morphology highlights.

Thermo Fisher manufactures high-quality flat-sheet glass to produce medical disposable products such as microscope slides, plates, cover glass and microarray substrates serving the medical, diagnostics and scientific communities. We also offer specialized hydrophobic, adhesive and fluorescent slides through proprietary coating techniques.

Biosciences

Our broad range of Biosciences products and services includes fine and high-purity chemistry products; nucleic acid synthesis reagents; polymerase chain reaction and quantitative polymerase chain reaction reagents and related products; molecular biology reagents and consumables; RNA interference (RNAi) reagents; high-quality antibodies; proprietary protein analysis reagents and kits; high content screening (HCS) and analysis (HCA) products; cell-culture products and sterile liquid-handling systems. These products are used across the general chemistry and life sciences arenas primarily for scientific research and drug discovery, as well as biopharmaceutical research and production.

Global Chemicals

Our Global Chemicals products provide solutions for chemistry-based applications to scientists involved in analysis, research and development, and manufacturing — primarily in the pharmaceutical, life sciences and high technology markets. We offer reliable, industry leading products and services through internal expertise and through partnerships with leading providers of chemical technology. We deliver these products and solutions through our extensive global distribution network. Our broad portfolio includes organic chemicals used in basic research applications to synthesize new materials. We also provide a comprehensive line of essential laboratory chemicals used by scientists to purify, extract, separate, identify and manufacture products. Our broad range of bioreagents is used in many different applications, from cell growth to detailed protein analysis. In addition, our offering of novel chemical building blocks, reactive intermediates and screening libraries are used by medicinal and organic chemists to accelerate drug discovery. We also provide bulk volumes of many of our products when customers scale up from research to development.

Life Science Research

Our Life Science Research products provide innovative technologies, services and support to our global research and business partners. Focusing on genomics, proteomics and cell biology applications, these products are used in academic, government, diagnostic, biotechnology and pharmaceutical laboratories globally to understand biological processes and the basis of human diseases and to shorten the drug discovery and development process.

Our Genomics products are focused on gene silencing, gene expression and nucleic acid amplification and detection. Our gene modulation product lines include synthetic small interfering RNA (siRNA) and viral vectors containing short hairpin RNA (shRNA) for gene silencing and complementary DNA (cDNA) vectors for gene expression. Together these technologies allow researchers to control the expression of specific genes in order to understand their function. Scientists use our PCR and QPCR reagents along with PCR reaction plates and sealing products to amplify and measure nucleic acids with high precision and sensitivity, enabling them to gain a better understanding of the control mechanisms inside a cell. We supply a number of stock and custom products through business-to-business relationships including high purity RNA and DNA synthesis reagents, high purity nucleotides, novel fluorescent dyes, dye-labeled compounds, customized PCR plastics and other molecular biology reagents. Our synthesis products are used by oligo nucleotides manufacturers in both research and the rapidly emerging nucleic acid therapeutic markets. Our Genomics offering also has a wide range of highly advanced services including genome-wide RNAi screening, RNAi in vivo technology development, high-content screening and cell line development, micro RNA profiling and custom chemical synthesis.

Our Proteomics products enable the effective and efficient study of the biology of proteins and offer cell-based assays and services for high-content pathway analysis. Scientists use our reagents and kits for protein purification, protein detection and quantitation, protein sample preparation, protein labeling, protein interaction, and related studies, providing new capabilities and sensitive and accurate results more efficiently. Our extensive offering includes more than 30,000 high-quality antibodies, peptides and proteins, including many antibodies labeled with novel fluorescent dyes. Complementing the company's technology leadership in mass spectroscopy (MS), some of our products support a complete protein analysis workflow in MS analysis, including innovative stable isotope-based reagents. Our specialized reagent kits and assays are powerful tools for fluorescence cell-based screening and analysis of specific molecular targets and biological parameters. Together, they comprise a wide range of high content analysis (HCA) and high content screening (HCS) assays.

Our Cellular Imaging and Analysis technologies provide complete systems for high-content imaging of cells, tissues and whole organisms. This total platform includes automated imaging instruments, image analysis software, data management and bioinformatics software, coupled with reagents, laboratory automation and services to provide the life science researcher with a quantitative, automated approach to understanding the biology of cells, including stem cells, and cell systems. Applications include all aspects of the drug discovery process as well as academic and systems biology research.

BioProcess Production

Our BioProcess Production offerings include cell-culture and bioprocessing products used in the production of animal and human viral vaccines, monoclonal antibodies, protein-based therapeutics and wound healing. These products and technologies continue to lead the industry in innovation and quality, encompassing preeminent cell-culture products (sera, classical media, serum-free and protein-free media, and process liquids) and bioprocessing systems, including flexible, single-use BioProcess Container (BPC) systems, which are sterile, disposable bags specifically designed for transporting, mixing, dispensing, and storing sterile liquids and powders. In particular, the innovative Single-Use Bioreactor (S.U.B.) product line offers a single-use alternative to conventional stirred tank bioreactors currently used in animal cell culture. The S.U.B. emulates the scalability and operating parameters of the conventional stirred tank bioreactors yet is disposable, offering numerous process and regulatory advantages. The rapid acceptance of this technology is changing the landscape of the bioprocessing industry. These products are used in industrial and academic research markets for biotherapeutic discovery, cellular interaction studies, toxicity testing, antiviral and anticancer studies, as well as in biopharmaceutical manufacturing processes, where they have been specifically qualified for use in bioscience applications in the biopharmaceutical, biotechnology and diagnostic industries.

Laboratory Products and Services Segment

Through our Laboratory Products and Services segment, we offer a combination of products and services that allows our customers to engage in their core business functions of research, development, manufacturing, clinical diagnosis and drug discovery more accurately, rapidly and cost effectively. We serve the pharmaceutical,

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biotechnology, academic, government and other research and industrial markets, as well as the clinical laboratory and healthcare industries. This segment has three primary growth platforms – Laboratory Products, Customer Channels and BioPharma Services – and provides products and integrated solutions for various scientific challenges that support many facets of life science research, clinical diagnosis and workplace safety. Specifically, our Laboratory Equipment products consist primarily of sample preparation, controlled environment storage and handling equipment as well as laboratory workstations; our Laboratory Consumables include consumables, tubes and containers for sample preparation, analysis and sample storage. Our Research Market Channel offers a wide variety of proprietary and third-party chemicals, instruments and apparatus, liquid handling pumps and devices, capital equipment and consumables; our Healthcare Market Channel offers proprietary and third-party analytical equipment, diagnostic tools and reagents and consumables; our Safety Market Channel offers proprietary and third-party workplace and first responder equipment, protective gear and apparel; and our BioPharma Services offerings include packaging, warehousing and distribution services, labeling, pharmaceutical and biospecimen storage, and analytical laboratory services primarily in the area of drug discovery and pharmaceutical clinical trials.

In the Research Market Channel, the Fisher Scientific catalog has been published for over 100 years and is an internationally recognized scientific supply resource. In the Research, Healthcare and Safety Market Channels, we publish more than 3 million copies of our various catalogs each year in eight different languages. Our e-commerce product references are showcased by our website, www.fishersci.com, which is a leading e-commerce site supporting the scientific research community. The website contains full product content for more than 340,000 products. We maintain an international network of warehouses in our primary markets through which we maintain inventory and coordinate product delivery. With specialized product vaults and temperature controlled storage capacity, we are able to handle the complete range of products we offer to our customers. Our transportation capabilities include our dedicated fleet of delivery vehicles as well as parcel shipping capabilities that are closely integrated with our third-party parcel carriers. Throughout the product delivery process, we provide our customers with convenient access to comprehensive electronic systems allowing for automated catalog search, product order and invoicing and payment capabilities.

We deliver our products through third-party carriers and our dedicated fleet of delivery vehicles. Third-party carriers include United Parcel Service (UPS), Federal Express, DHL and other carriers, including national and regional trucking firms, overnight carrier services and the U.S. Postal Service.

Laboratory Products

Laboratory Equipment

Our Laboratory Equipment products and integrated solutions are used primarily by pharmaceutical companies for drug discovery and development, and by biotechnology companies and universities for life science research to advance the prevention and cure of diseases and enhance the quality of life.

We provide a broad range of equipment that is used for the preparation and preservation of chemical and biological samples, primarily for pharmaceutical, academic, clinical and government customers. Products include incubators that are used in biological experiments to allow growth of cells and organisms in optimal conditions of temperature, carbon dioxide and humidity.

We are leaders in cold temperature storage equipment, ranging from laboratory refrigerators and freezers to ultralow temperature freezers and cryopreservation storage tanks, which are used primarily for storing samples in a cold environment to protect from degradation. These systems may be customized to accommodate specific equipment, allowing reactions (such as chromatography) to be run under low-temperature conditions.

Item 1. Business (continued)

We also offer a wide range of centrifuges, which are used to separate biological matrices and inorganic materials. Our microcentrifuges are primarily used for the purification of nucleic acids in the molecular biology laboratory, our general use benchtop centrifuges are suitable for processing clinical samples such as blood and urine, and our floor models are used for large volume blood processing or in laboratories with high-throughput needs. Our super-speed and ultra-speed models are used for applications such as protein purification.

Our biological safety cabinets enable technicians to handle samples without risk to themselves or their environment and without risk of cross-contamination of samples. Equipped with filtered air ventilation, controlled laminar flow and an ultraviolet source, biological safety cabinets can be used for tissue culture, IVF, infectious samples, forensic analysis or bioterrorism research.

We offer a wide variety of microplate instruments for drug discovery, assay development, enzyme linked immunosorbent assay and applied testing markets. Our portfolio includes microplate detection instruments, multichannel reagent dispensing, magnetic particle purification systems, microplate washer and incubation equipment. Microplate detection instruments include UV, fluorescence, luminescence and multimode reader technologies. These instruments are designed for the analysis and optimization of assays, such as binding assays; absorption, distribution, metabolism and excretion toxicity; molecular biology assays; enzyme kinetic studies; ion-channel; and cell signaling assays. Multichannel reagent dispensing is critical to the efficiency and reproducibility of assays and we offer a flexible sample preparation system to meet the stringent requirements of reagent dispensing in pharmaceutical and biotechnology laboratories. We provide products for the purification of proteins, nucleic acids and cells in a convenient, rapid and reproducible manner using a patented magnetic particle method. The system consists of instruments, specially designed plastics and software to provide a total purification solution for customer applications.

We offer a variety of other laboratory products such as water purification systems, chillers, shakers, stirrers, hotplates, water baths, ovens, furnaces, vacuum concentrators and in a range of sizes, temperatures and configurations for life science, analytical chemistry, manufacturing and quality control applications where temperature uniformity and control are critical.

We supply internet, phone and field technical support and service for laboratory equipment including installation, maintenance, repair and training on a worldwide basis via a network of internal phone support technicians and field-based service technicians as well as third-party service providers.

Laboratory Consumables

We manufacture and sell plastics and glass consumables and certain related equipment to entities conducting scientific research, including drug discovery and drug development, quality and process control, clinical and basic research and development.

We sell sample tubes, containers and vessels, in a variety of plastics and glass and in a wide range of volumes for all types of life science, analytical and clinical analysis. Included in this offering are microwell plates ranging from a single well to 1,536 wells for applications ranging from tissue culture to primary and secondary screening in drug discovery. The geometry of the wells, the type of plastic resin, the surface treatments or filtration membrane in the devices vary to serve a number of applications for maximizing cell growth, sample concentration within the well or reduce background fluorescence or non-specific binding.

Accurate measurement and dispensing of samples and reagents is critical in a variety of industrial, academic, government, and clinical laboratories. We have a wide variety of single and multiple channel pipetting tools from manual to highly automated, covering a wide volume range. The ergonomics of these devices are important to the comfort of researchers handling numerous samples and pipetting steps on a daily basis. Due to sample cross-contamination concerns, the tips of the pipettes are disposable and a separate tip is used for each sample.

We have tubes specific to centrifugation in various sizes to fit the volume and centrifugal speed requirements of the sample. In addition, we sell sample storage vials and organization systems for ultralow temperature and cryogenic storage, offering specific products for low protein binding and low DNA binding.

We also provide tissue culture filtration and growth vessels. Our products are used by researchers for growth of tissue culture and can be scaled up to biomanufacturing of vaccines or monoclonal antibodies using Cell Factory products. The sterility of samples and growth media is critical to the viability of the cells.

We sell a broad range of chromatography consumables for both liquid and gas chromatography. These consumables represent a complete consumable workflow solution from sample collection to sample preparation to sample handling to sample analysis. These products include HPLC columns, GC columns, auto-sampler vials and general chromatography accessories.

Laboratory Workstations

We are a major supplier of laboratory workstations and fume hoods for either new construction or laboratory renovation. Our product offerings include steel, wood and plastic laminate casework systems, adaptable furniture systems, chemical ventilation fume hoods and chemical storage cabinets and various other laboratory fixtures and accessories.

Customer Channels

Our Customer Channels platform serves academic, pharmaceutical, biotech, government, industrial and healthcare customers through our Fisher Scientific, Fisher HealthCare, Fisher Safety, Fisher Science Education and Cole-Parmer offerings. Our Fisher Scientific offerings include a wide range of products and services from a single source designed to allow our customers to engage more accurately and efficiently in laboratory research and development throughout the world. We provide products and solutions focused on the collection, transportation and analysis of biological samples through our Fisher HealthCare offerings. We also provide safety-related products through our Fisher Safety offerings including cleanroom and controlled-environment supplies, personal protective equipment, firefighting, military and first responder equipment and supplies, and environmental monitoring and sampling equipment. Our Fisher Science Education offerings include science related educational and laboratory products for the K – 12 and secondary education market. Our Cole-Parmer offerings include a wide variety of laboratory and industrial fluid handling products, instrumentation, equipment, and supplies. In addition to our broad product portfolio, we offer a variety of specialized services to our customers through our Managed Services team. Services provided to customers include dedicated logistics personnel who manage inventory and provide desktop delivery, coordinate instrument calibration and service, facilitate glass washing, provide on-site customer service and deliver other services that allow our customers to focus on their core research and business activities.

We go to market through our broad sales force, global network of resellers and distributors, printed catalogs, and state-of-the-art website. We maintain a global sales force of over 1,500 personnel, augmented by a large global network of resellers and distributors. Our print catalogs range from hardcopy volumes that include detailed descriptions of over 45,000 products to industry-specific catalogs targeted to customers in such industries as wine-testing, food safety and controlled environments. In addition to our print catalogs, we maintain an on-line catalog via our www.fishersci.com website that allows our customers to search our product portfolio and purchase over 870,000 products on-line.

Item 1. Business (continued)

Research Market Channel

Our Research Market Channel offerings include a wide range of products and services from a single source designed to allow our customers to engage more accurately and efficiently in laboratory research and development throughout the world. Our customers represent all industries requiring any level of laboratory research, including but not limited to the medical research, pharmaceutical, biotech, food and agriculture, government, academic and manufacturing industries.

Our products include all forms of laboratory products, ranging from capital equipment and instruments to chemicals to consumable products. We offer a mix of products that are manufactured by Thermo Fisher, that are manufactured by third parties for us on a private-label basis, and that are manufactured by third parties under their brand but offered for sale exclusively through us. We also offer a broad range of third-party products representing leading industry brand names on a non-exclusive basis.

Our print catalog consists of more than 45,000 products. Beyond this catalog, we offer our customers access to an additional 829,000 products. Our e-commerce website, www.fishersci.com, has been an industry-leading online ordering and reference tool since its inception in the 1990s.

In addition to our broad product offering, we offer a variety of specialized services to our customers through our Managed Services team. Services provided to customers include dedicated logistics personnel who manage inventory and provide desktop delivery, coordinate instrument calibration and service, facilitate glass washing, provide on-site customer service and deliver other services that allow our customers to focus on their core research activities.

Healthcare Market Channel

Our Healthcare Market Channel offerings include a broad array of consumables, diagnostic kits and reagents, equipment, instruments, solutions and services for hospitals, clinical laboratories, reference laboratories, physicians' offices and other clinical testing facilities. These products are manufactured by Thermo Fisher and third parties.

Healthcare Market products and solutions focus on the collection, transportation and analysis of biological samples. Major product lines include anatomical pathology, molecular diagnostic and cardiac risk management solutions, along with blood collection devices, consumable vials and transportation devices, as well as an extensive portfolio of rapid diagnostic testing devices for drugs-of-abuse testing and diagnosis and monitoring of cancer, endocrine function and cardiovascular, gastrointestinal, nervous system, respiratory and sexually transmitted diseases. The Healthcare Market core product offering also includes high-end diagnostic instruments and equipment together with the reagents used in those instruments and equipment to perform diagnostic tests. Sales in the healthcare market are fueled by the administration and evaluation of diagnostic tests. We believe that the aging population, as well as the increased demand for the development of new specialty diagnostic tests, will result in increased market growth.

In addition to our broad product offering, we offer a variety of specialized services to our customers through our Managed Services team. Services provided to customers include dedicated logistics personnel that manage inventory, provide on-site customer service, and deliver other services that allow our customers to focus on their core responsibilities.

Safety Market Channel

Through our Safety Market Channel we supply safety-related products to various industries including laboratory research, industrial manufacturing, healthcare, universities, food/agriculture, environmental and petrochemical as well as government and municipal agencies, fire departments and military units. Products offered to these markets include:

Item 1. Business (continued)

cleanroom and controlled-environment supplies; personal protective equipment such as respirators, clothing, gloves, hardhats, hearing protection and eyewear; fall protection harnesses and restraints; self-contained breathing apparatus; specialized firefighting and military equipment and supplies; environmental monitoring and sampling equipment; and first responder supplies and equipment such as decontamination tents, bio-isolation systems, chemical protective suits and emergency response trailers. We offer products mainly manufactured by third parties as well as those manufactured by Thermo Fisher.

We also provide access to a broad offering of training, equipment servicing and on-site inventory management support through our dedicated safety sales professionals, equipment service employees and on-site customer support teams. Our goal is to provide a total solution of products, training and support to our customers.

BioPharma Services

Our BioPharma Services offerings include global services for pharmaceutical and biotechnology companies engaged in clinical trials, including specialized packaging, over-encapsulation, multi-lingual and specialized labeling and distribution for phase I through phase IV clinical trials, analytical testing, biological-specimen management, as well as specialty pharmaceutical logistics and clinical supply-chain management. Thermo Fisher's biorepository business provides temperature-controlled repository services for pharmaceutical, biotechnology, university, government, clinical and blood-processing customers. Our biorepository services business stores millions of pharmacological and biospecimen samples at commercial sites. Additional services include inventory management, validation, business continuity, and repository management and transportation capabilities resulting in a complete cold chain sample management solution.

Services are offered throughout the world, with operations in the United States, United Kingdom, Switzerland, India, Latin America, China, Ireland, Singapore, Japan and Russia.

Sales and Marketing

We market and sell our products and services through a direct sales force, customer-service professionals, electronic commerce, third-party distributors and various catalogs.

We have approximately 9,800 sales and service personnel including over 1,000 highly trained technical specialists who enable us to better meet the needs of our more technical end-users. We also provide customers with product standardization and other supply-chain-management services to reduce procurement costs.

New Products and Research and Development

Our business includes the development and introduction of new products and may include entry into new business segments. We are not currently committed to any new products that require the investment of a material amount of our funds, nor do we have any definitive plans to enter new businesses that would require such an investment.

During 2009, 2008 and 2007, we spent $246.1 million, $249.1 million and $238.7 million, respectively, on research and development.

Raw Materials

Our management team believes that we have a readily available supply of raw materials for all of our significant products from various sources. We do not anticipate any difficulties obtaining the raw materials essential to our

Item 1. Business (continued)

business. Raw-material and fuel prices are subject to fluctuations due to market conditions. We employ many strategies, including the use of alternative materials and the use of derivative instruments, to mitigate the effect of these fluctuations on our results.

Patents, Licenses and Trademarks

Patents are important in both segments of our business. No particular patent, or related group of patents, is so important, however, that its loss would significantly affect our operations as a whole. Where appropriate, we seek patent protection for inventions and developments made by our personnel and incorporated into our products or otherwise falling within our fields of interest. Patent rights resulting from work sponsored by outside parties do not always accrue exclusively to the company and may be limited by agreements or contracts.

We protect some of our technology as trade secrets and, where appropriate, we use trademarks or register trademarks used in connection with products. We also enter into license agreements with others to grant and/or receive rights to patents and know-how.

Seasonal Influences

Revenues in the fourth calendar quarter are historically stronger than in the other quarters due to capital spending patterns of industrial, pharmaceutical and government customers. Sales of flu tests and related diagnostic products vary quarter to quarter and year to year based on the severity and duration of flu season.

Working Capital Requirements

There are no special inventory requirements or credit terms extended to customers that would have a material adverse effect on our working capital.

Dependency on a Single Customer

There is no single customer the loss of which would have a material adverse effect on our business. No customer accounted for more than 10% of our total revenues in any of the past three years.

Backlog

Our backlog of firm orders at year-end 2009 and 2008 was as follows:

(In millions)	2009	2008
Analytical Technologies	$ 857.0	$ 777.3
Laboratory Products and Services	480.8	438.9
	$1,337.8	$1,216.2

We believe that virtually all of our backlog at the end of 2009 will be filled during 2010.

Item 1. Business (continued)

Government Contracts

Although the company transacts business with various government agencies, no government contract is of such magnitude that a renegotiation of profits or termination of the contract at the election of the government agency would have a material adverse effect on the company's financial results.

Competition

The company encounters aggressive and able competition in virtually all of the markets we serve. Because of the diversity of our products and services, we face many different types of competitors and competition. Our competitors include a broad range of manufacturers and third-party distributors. In general, competitive climates in the markets we serve are characterized by changing technology and customer demands that require continuing research and development. Our success in these markets primarily depends on the following factors:

- technical performance and advances in technology that result in new products and improved price/performance ratios;
- product differentiation, availability and reliability;
- our broad product offering;
- our reputation among customers as a quality provider of products and services;
- customer service and support;
- active research and application-development programs; and
- relative prices of our products and services.

Environmental Matters

We are subject to various laws and governmental regulations concerning environmental matters and employee safety and health in the United States and other countries. U.S. federal environmental legislation that affects us includes the Toxic Substances Control Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Safe Drinking Water Act, and the Comprehensive Environmental Response Compensation and Liability Act (CERCLA). We are also subject to regulation by the Occupational Safety and Health Administration (OSHA) concerning employee safety and health matters. The United States Environmental Protection Agency (EPA), OSHA, and other federal agencies have the authority to promulgate regulations that have an effect on our operations.

In addition to these federal activities, various states have been delegated certain authority under the aforementioned federal statutes as well as having authority over these matters under state laws. Many state and local governments have adopted environmental and employee safety and health laws and regulations, some of which are similar to federal requirements.

A number of our operations involve the handling, manufacturing, use or sale of substances that are or could be classified as toxic or hazardous materials within the meaning of applicable laws. Consequently, some risk of environmental harm is inherent in our operations and products, as it is with other companies engaged in similar businesses.

Our expenses for environmental requirements are incurred generally for ongoing compliance and historical remediation matters. Based on current information, we believe that these compliance costs are not material. For historical remediation obligations, our expenditures relate primarily to the cost of permitting, installing, and operating and maintaining groundwater-treatment systems and other remedial measures.

Item 1. Business (continued)

Our Fair Lawn and Somerville, New Jersey, facilities are the subject of administrative consent orders issued by the New Jersey Department of Environmental Protection in 1984. Our Rockford, Illinois, facility is subject to a Resource Conservation and Recovery Act (RCRA) corrective action program administered by the Illinois Environmental Protection Agency. We are required to maintain groundwater-remediation activities at these sites. As the owner of the Fair Lawn facility, we are listed as a potentially responsible party for remediation within an area called the Fair Lawn Wellfields Superfund Site.

We record accruals for environmental liabilities based on current interpretations of environmental laws and regulations when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. We calculate estimates based upon several factors, including reports prepared by environmental specialists and management's knowledge and experience with these environmental matters. We include in these estimates potential costs for investigation, remediation and operation and maintenance of cleanup sites. Accrued liabilities for environmental matters totaled $23 million at December 31, 2009. The liability for environmental matters associated with Fisher was recorded at the date of merger at its fair value and as such was discounted to its net present value.

These environmental liabilities do not include third-party recoveries to which we may be entitled. We believe that our accrual is adequate for the environmental liabilities we currently expect to incur. As a result, we believe that our ultimate liability with respect to environmental matters will not have a material adverse effect on our financial position, results of operations or cash flows. However, we may be subject to additional remedial or compliance costs due to future events, such as changes in existing laws and regulations, changes in agency direction or enforcement policies, developments in remediation technologies, changes in the conduct of our operations, and the effect of changes in accounting rules, which could have a material adverse effect on our financial position, results of operations or cash flows.

Regulatory Affairs

Our operations, and some of the products we offer, are subject to a number of complex and stringent laws and regulations governing the production, handling, transportation and distribution of chemicals, drugs and other similar products, including the operating and security standards of the United States Drug Enforcement Administration, the Bureau of Alcohol, Tobacco, Firearms and Explosives, the Food and Drug Administration, and various state boards of pharmacy as well as comparable state and foreign agencies. As Thermo Fisher's businesses also include export and import activities, we are subject to pertinent laws enforced by the U.S. Departments of Commerce, State and Treasury. In addition, our logistics activities must comply with the rules and regulations of the Department of Transportation, the Federal Aviation Administration and similar foreign agencies. While we believe we are in compliance in all material respects with such laws and regulations, any noncompliance could result in substantial fines or otherwise restrict our ability to provide competitive distribution services and thereby have an adverse effect on our financial condition. To date, none has had a material impact on our operations.

We are subject to laws and regulations governing government contracts, and failure to address these laws and regulations or comply with government contracts could harm our business by leading to a reduction in revenue associated with these customers. We have agreements relating to the sale of our products to government entities and, as a result, we are subject to various statutes and regulations that apply to companies doing business with the government. We are also subject to investigation for compliance with the regulations governing government contracts. A failure to comply with these regulations could result in suspension of these contracts, criminal, civil and administrative penalties or debarment.

Number of Employees

As of December 31, 2009, we had approximately 35,400 employees.

Item 1. Business (continued)

Financial Information About Geographic Areas

Financial information about geographic areas is summarized in Note 3 to our Consolidated Financial Statements, which begin on page F-1 of this report.

Available Information

The company files annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission (SEC) under the Exchange Act. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains a website that contains reports, proxy and information statements and other information that issuers, including the company, file electronically with the SEC. The public can obtain any documents that we file with the SEC at www.sec.gov. We also make available free of charge on or through our own website at www.thermofisher.com our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. In addition, paper copies of these documents may be obtained free of charge by writing to the company care of its Investor Relations Department at our principal executive office located at 81 Wyman Street, Waltham, Massachusetts 02451.

Executive Officers of the Registrant

Name	Age	Present Title (Fiscal Year First Became Executive Officer)
Marc N. Casper	41	President and Chief Executive Officer (2001)
Gregory J. Herrema	44	Senior Vice President (2008)
Seth H. Hoogasian	55	Senior Vice President, General Counsel and Secretary (2001)
Alan J. Malus	50	Senior Vice President (2006)
Edward A. Pesicka	42	Senior Vice President (2008)
Stephen G. Sheehan	54	Senior Vice President, Human Resources (2003)
Yuh-Geng Tsay	61	Senior Vice President (2008)
Peter M. Wilver	50	Senior Vice President and Chief Financial Officer (2003)
Peter E. Hornstra	50	Vice President and Chief Accounting Officer (2001)

Mr. Casper was appointed President and Chief Executive Officer in October 2009. He was Chief Operating Officer from May 2008 to October 2009 and Executive Vice President from November 2006 to October 2009. He was Senior Vice President from December 2003 to November 2006. He was President, Life and Laboratory Sciences from December 2001 to March 2005.

Mr. Herrema was appointed Senior Vice President of Thermo Fisher Scientific and President of Analytical Instruments in May 2008. He was President, Scientific Instruments from May 2006 to October 2009. He was President, Environmental Instruments from January 2002 to May 2006.

Mr. Hoogasian was appointed Senior Vice President in November 2006, Secretary in 2001 and General Counsel in 1992. He was Vice President from 1996 to November 2006.

Mr. Malus was appointed President of Laboratory Products in July 2008 and Senior Vice President of Thermo Fisher Scientific in November 2006. Prior to Thermo's merger with Fisher, Mr. Malus was group president of distribution and services for Fisher, where he focused on growing the company's customer channel businesses serving

Item 1. Business (continued)

research, healthcare, education and safety markets. Mr. Malus joined Fisher in 1998 and served in a variety of management roles.

Mr. Pesicka was appointed Senior Vice President of Thermo Fisher Scientific and President, Customer Channels in July 2008. He was President, Research Market from November 2006 to July 2008. Prior to Thermo's merger with Fisher, Mr. Pesicka was Vice President and General Manager of Fisher's U.S. research business from January 2004 to November 2006.

Mr. Sheehan was appointed Senior Vice President, Human Resources in November 2006. He was Vice President, Human Resources from August 2001 to November 2006.

Dr. Tsay was appointed Senior Vice President of Thermo Fisher Scientific and President, Specialty Diagnostics in May 2008. He was President, Diagnostics from November 2006 to May 2008. Prior to Thermo's merger with Fisher, Dr. Tsay was Fisher's Group President of Immunodiagnostics and he previously led the immunodiagnostics business within Apogent Technologies, which was acquired by Fisher in 2004.

Mr. Wilver was appointed Senior Vice President in November 2006 and Chief Financial Officer in October 2004. He was Vice President from October 2004 to November 2006.

Mr. Hornstra was appointed Vice President in February 2007 and Chief Accounting Officer in January 2001. He was Corporate Controller from January 1996 to February 2007.

Item 1A. Risk Factors

Set forth below are the risks that we believe are material to our investors. This section contains forward-looking statements. You should refer to the explanation of the qualifications and limitations on forward-looking statements beginning on page 3.

We must develop new products, adapt to rapid and significant technological change and respond to introductions of new products in order to remain competitive. Our growth strategy includes significant investment in and expenditures for product development. We sell our products in several industries that are characterized by rapid and significant technological changes, frequent new product and service introductions and enhancements and evolving industry standards. Without the timely introduction of new products, services and enhancements, our products and services will likely become technologically obsolete over time, in which case our revenue and operating results would suffer.

It may be difficult for us to implement our strategies for improving internal growth. Some of the markets in which we compete have been flat or declining over the past several years. To address this issue, we are pursuing a number of strategies to improve our internal growth, including:

- finding new markets for our products;
- developing new applications for our technologies;
- combining sales and marketing operations in appropriate markets to compete more effectively;
- allocating research and development funding to products with higher growth prospects;
- continuing key customer initiatives;
- expanding our service offerings;
- strengthening our presence in selected geographic markets; and

- continuing the development of commercial tools and infrastructure to increase and support cross-selling opportunities of products and services to take advantage of our breadth in product offerings.

We may not be able to successfully implement these strategies, and these strategies may not result in the growth of our business.

Our business is affected by general economic conditions and related uncertainties affecting markets in which we operate. The current economic conditions including the global recession could adversely impact our business in 2010 and beyond, resulting in:

- reduced demand for some of our products;
- increased rate of order cancellations or delays;
- increased risk of excess and obsolete inventories;
- increased pressure on the prices for our products and services; and
- greater difficulty in collecting accounts receivable.

Development of our products requires significant investment; our products and technologies could become uncompetitive or obsolete. Our customers use many of our products to develop, test and manufacture their own products. As a result, we must anticipate industry trends and develop products in advance of the commercialization of our customers' products. If we fail to adequately predict our customers' needs and future activities, we may invest heavily in research and development of products and services that do not lead to significant revenue.

Many of our existing products and those under development are technologically innovative and require significant planning, design, development and testing at the technological, product and manufacturing-process levels. These activities require us to make significant investments.

Products in our markets undergo rapid and significant technological change because of quickly changing industry standards and the introduction of new products and technologies that make existing products and technologies uncompetitive or obsolete. Our competitors may adapt more quickly to new technologies and changes in customers' requirements than we can. The products that we are currently developing, or those we will develop in the future, may not be technologically feasible or accepted by the marketplace, and our products or technologies could become uncompetitive or obsolete.

Demand for most of our products depends on capital spending policies of our customers and on government funding policies. Our customers include pharmaceutical and chemical companies, laboratories, universities, healthcare providers, government agencies and public and private research institutions. Many factors, including public policy spending priorities, available resources and product and economic cycles, have a significant effect on the capital spending policies of these entities. These policies in turn can have a significant effect on the demand for our products.

Item 1A. Risk Factors (continued)

As a multinational corporation, we are exposed to fluctuations in currency exchange rates, which could adversely affect our cash flows and results of operations. International revenues account for a substantial portion of our revenues, and we intend to continue expanding our presence in international markets. In 2009, our international revenues from continuing operations, including export revenues from the United States, accounted for a significant percentage of our total revenues. The exposure to fluctuations in currency exchange rates takes on different forms. International revenues are subject to the risk that fluctuations in exchange rates could adversely affect product demand and the profitability in U.S. dollars of products and services provided by us in international markets, where payment for our products and services is made in the local currency. As a multinational corporation, our businesses occasionally invoice third-party customers in currencies other than the one in which they primarily do business (the "functional currency"). Movements in the invoiced currency relative to the functional currency could adversely impact our cash flows and our results of operations. In addition, reported sales made in non-U.S. currencies by our international businesses, when translated into U.S. dollars for financial reporting purposes, fluctuate due to exchange rate movement. Should our international sales grow, exposure to fluctuations in currency exchange rates could have a larger effect on our financial results. In 2009, currency translation had an unfavorable effect on revenues of our continuing operations of $211 million due to the strengthening of the U.S. dollar relative to other currencies in which the company sells products and services.

Healthcare reform legislation could adversely impact us. The U.S. Congress is debating healthcare reform that could have an adverse impact on us. Some of the potential changes, such as a reduction in governmental support of healthcare services or adverse changes in legislation or regulations governing the delivery or pricing of healthcare services or products or mandated benefits, may cause healthcare-industry participants to purchase fewer of our products and services or to reduce the prices they are willing to pay for our products or services. Changes in tax laws relating to healthcare reform, such as the proposal in the bill approved by the House of Representatives that would assess an annual tax on revenue from the sale of medical devices, would have an adverse impact on our results of operations.

Our inability to protect our intellectual property could have a material adverse effect on our business. In addition, third parties may claim that we infringe their intellectual property, and we could suffer significant litigation or licensing expense as a result. We place considerable emphasis on obtaining patent and trade secret protection for significant new technologies, products and processes because of the length of time and expense associated with bringing new products through the development process and into the marketplace. Our success depends in part on our ability to develop patentable products and obtain and enforce patent protection for our products both in the United States and in other countries. We own numerous U.S. and foreign patents, and we intend to file additional applications, as appropriate, for patents covering our products. Patents may not be issued for any pending or future patent applications owned by or licensed to us, and the claims allowed under any issued patents may not be sufficiently broad to protect our technology. Any issued patents owned by or licensed to us may be challenged, invalidated or circumvented, and the rights under these patents may not provide us with competitive advantages. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture increased market position. We could incur substantial costs to defend ourselves in suits brought against us or in suits in which we may assert our patent rights against others. An unfavorable outcome of any such litigation could materially adversely affect our business and results of operations.

We also rely on trade secrets and proprietary know-how with which we seek to protect our products, in part, by confidentiality agreements with our collaborators, employees and consultants. These agreements may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently developed by our competitors.

Item 1A. Risk Factors (continued)

Third parties may assert claims against us to the effect that we are infringing on their intellectual property rights. We could incur substantial costs and diversion of management resources in defending these claims, which could have a material adverse effect on our business, financial condition and results of operations. In addition, parties making these claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, which could effectively block our ability to make, use, sell, distribute, or market our products and services in the United States or abroad. In the event that a claim relating to intellectual property is asserted against us, or third parties not affiliated with us hold pending or issued patents that relate to our products or technology, we may seek licenses to such intellectual property or challenge those patents. However, we may be unable to obtain these licenses on commercially reasonable terms, if at all, and our challenge of the patents may be unsuccessful. Our failure to obtain the necessary licenses or other rights could prevent the sale, manufacture, or distribution of our products and, therefore, could have a material adverse effect on our business, financial condition and results of operations.

Changes in governmental regulations may reduce demand for our products or increase our expenses. We compete in many markets in which we and our customers must comply with federal, state, local and international regulations, such as environmental, health and safety and food and drug regulations. We develop, configure and market our products to meet customer needs created by those regulations. Any significant change in regulations could reduce demand for our products or increase our expenses. For example, many of our instruments are marketed to the pharmaceutical industry for use in discovering and developing drugs. Changes in the U.S. Food and Drug Administration's regulation of the drug discovery and development process could have an adverse effect on the demand for these products.

If any of our security products fail to detect explosives or radiation, we could be exposed to product liability and related claims for which we may not have adequate insurance coverage. The products sold by our environmental instruments business include a comprehensive range of fixed and portable instruments used for chemical, radiation and trace explosives detection. These products are used in airports, embassies, cargo facilities, border crossings and other high-threat facilities for the detection and prevention of terrorist acts. If any of these products were to malfunction, it is possible that explosive or radioactive material could pass through the product undetected, which could lead to product liability claims. There are also many other factors beyond our control that could lead to liability claims, such as the reliability and competence of the customers' operators and the training of such operators. Any such product liability claims brought against us could be significant and any adverse determination may result in liabilities in excess of our insurance coverage. Although we carry product liability insurance, we cannot be certain that our current insurance will be sufficient to cover these claims or that it can be maintained on acceptable terms, if at all.

Our inability to successfully identify and complete acquisitions or successfully integrate any new or previous acquisitions could have a material adverse effect on our business. Our business strategy includes the acquisition of technologies and businesses that complement or augment our existing products and services. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory, including antitrust, approvals. We may not be able to identify and successfully complete transactions. Any acquisition we may complete may be made at a substantial premium over the fair value of the net assets of the acquired company. Further, we may not be able to integrate any acquired businesses successfully into our existing businesses, make such businesses profitable, or realize anticipated cost savings or synergies, if any, from these acquisitions, which could adversely affect our business.

Moreover, we have acquired many companies and businesses. As a result of these acquisitions, we recorded significant goodwill and indefinite-lived intangible assets on our balance sheet, which amount to approximately $8.98 billion and $1.33 billion, respectively, as of December 31, 2009. We assess the realizability of the goodwill and indefinite-lived intangible assets annually as well as whenever events or changes in circumstances indicate that these assets may be impaired. These events or circumstances generally include operating losses or a significant decline in earnings associated with the acquired business or asset. Our ability to realize the value of the goodwill and indefinite-lived intangible assets will depend on the future cash flows of these businesses. These cash flows in turn depend in part on how well we have integrated these businesses. If we are not able to realize the value of the goodwill and indefinite-lived intangible assets, we may be required to incur material charges relating to the impairment of those assets.

Our growth strategy to acquire new businesses may not be successful and the integration of future acquisitions may be difficult and disruptive to our ongoing operations.

We are subject to laws and regulations governing government contracts, and failure to address these laws and regulations or comply with government contracts could harm our business by leading to a reduction in revenue associated with these customers. We have agreements relating to the sale of our products to government entities and, as a result, we are subject to various statutes and regulations that apply to companies doing business with the government. The laws governing government contracts differ from the laws governing private contracts and government contracts may contain pricing terms and conditions that are not applicable to private contracts. We are also subject to investigation for compliance with the regulations governing government contracts. A failure to comply with these regulations could result in suspension of these contracts, criminal, civil and administrative penalties or debarment.

Because we compete directly with certain of our largest customers and product suppliers, our results of operations could be adversely affected in the short term if these customers or suppliers abruptly discontinue or significantly modify their relationship with us. Our largest customer in the laboratory consumables business and our largest customer in the diagnostics business are also significant competitors. Our business may be harmed in the short term if our competitive relationship in the marketplace with these customers results in a discontinuation of their purchases from us. In addition, we manufacture products that compete directly with products that we source from third-party suppliers. We also source competitive products from multiple suppliers. Our business could be adversely affected in the short term if any of our large third-party suppliers abruptly discontinues selling products to us.

Because we rely heavily on third-party package-delivery services, a significant disruption in these services or significant increases in prices may disrupt our ability to ship products, increase our costs and lower our profitability. We ship a significant portion of our products to our customers through independent package delivery companies, such as UPS and Federal Express in the U.S. and DHL in Europe. We also maintain a small fleet of vehicles dedicated to the delivery of our products and ship our products through other carriers, including national and regional trucking firms, overnight carrier services and the U.S. Postal Service. If UPS or another third-party package-delivery provider experiences a major work stoppage, preventing our products from being delivered in a timely fashion or causing us to incur additional shipping costs we could not pass on to our customers, our costs could increase and our relationships with certain of our customers could be adversely affected. In addition, if UPS or our other third-party package-delivery providers increase prices, and we are not able to find comparable alternatives or make adjustments in our delivery network, our profitability could be adversely affected.

We are subject to regulation by various federal, state and foreign agencies that require us to comply with a wide variety of regulations, including those regarding the manufacture of products, the shipping of our products and environmental matters. Some of our operations are subject to regulation by the U.S. Food and Drug Administration and similar international agencies. These regulations govern a wide variety of product activities, from design and development to labeling, manufacturing, promotion, sales and distribution. If we fail to comply with the U.S. Food and Drug Administration's regulations or those of similar international agencies, we may have to recall products and cease their manufacture and distribution, which would increase our costs and reduce our revenues.

We are subject to federal, state, local and international laws and regulations that govern the handling, transportation, manufacture, use or sale of substances that are or could be classified as toxic or hazardous substances. Some risk of environmental damage is inherent in our operations and the products we manufacture, sell or distribute.

This requires us to devote significant resources to maintain compliance with applicable environmental laws and regulations, including the establishment of reserves to address potential environmental costs, and manage environmental risks.

We rely heavily on manufacturing operations to produce the products we sell, and our business could be adversely affected by disruptions of our manufacturing operation. We rely upon our manufacturing operations to produce many of the products we sell. Any significant disruption of those operations for any reason, such as strikes or other labor unrest, power interruptions, fire, earthquakes, or other events beyond our control could adversely affect our sales and customer relationships and therefore adversely affect our business. Although most of our raw materials are available from a number of potential suppliers, our operations also depend upon our ability to obtain raw materials at reasonable prices. If we are unable to obtain the materials we need at a reasonable price, we may not be able to produce certain of our products or we may not be able to produce certain of these products at a marketable price, which could have an adverse effect on our results of operations.

Fluctuations in our effective tax rate may adversely affect our business, results of operations and cash flows. As a global company, we are subject to taxation in numerous countries, states and other jurisdictions. In preparing our financial statements, we record the amount of tax that is payable in each of the countries, states and other jurisdictions in which we operate. Our future effective tax rate, however, may be lower or higher than experienced in the past due to numerous factors, including a change in the mix of our profitability from country to country, changes in accounting for income taxes and recently enacted and future changes in tax laws in jurisdictions in which we operate. Any of these factors could cause us to experience an effective tax rate significantly different from previous periods or our current expectations, which could have an adverse effect on our business, results of operations and cash flows.

We may incur unexpected costs from increases in fuel and raw material prices, which could reduce our earnings and cash flow. Our primary commodity exposures are for fuel, petroleum-based resins, steel and serum. While we may seek to minimize the impact of price increases through higher prices to customers and various cost-saving measures, our earnings and cash flows could be adversely affected in the event these measures are insufficient to cover our costs.

Unforeseen problems with the implementation and maintenance of our information systems or system failures at certain of our sites could interfere with our operations. As a part of the effort to upgrade our current information systems, we are implementing new enterprise resource planning software and other software applications to manage certain of our business operations. As we implement and add functionality, problems could arise that we have not foreseen. Such problems could adversely impact our ability to provide quotes, take customer orders and otherwise run our business in a timely manner. In addition, if our new systems fail to provide accurate and increased visibility into pricing and cost structures, it may be difficult to improve or maximize our profit margins. As a result, our results of operations and cash flows could be adversely affected.

We also rely on our technology infrastructure, among other functions, to interact with suppliers, sell our products and services, fulfill orders and bill, collect and make payments, ship products, provide services and support to our customers, bill and track our customers, fulfill contractual obligations and otherwise conduct business. Our systems may be vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks and other events. When we upgrade or change systems, we may suffer interruptions in service, loss of data or reduced functionality. Certain of our systems are not redundant, and our disaster recovery planning is not sufficient for every eventuality. Despite any precautions we may take, such problems could result in, among other consequences, interruptions in our services, which could harm our reputation and financial results.

Item 1A. Risk Factors (continued)

Our debt may restrict our investment opportunities or limit our activities. As of December 31, 2009, we had approximately $2.18 billion in outstanding indebtedness. In addition, we had the ability to borrow an additional $946 million under our revolving credit facility. We may also obtain additional long-term debt and lines of credit to meet future financing needs, which would have the effect of increasing our total leverage.

Our leverage could have negative consequences, including increasing our vulnerability to adverse economic and industry conditions, limiting our ability to obtain additional financing and limiting our ability to acquire new products and technologies through strategic acquisitions.

Our ability to satisfy our obligations depends on our future operating performance and on economic, financial, competitive and other factors beyond our control. Our business may not generate sufficient cash flow to meet these obligations. If we are unable to service our debt or obtain additional financing, we may be forced to delay strategic acquisitions, capital expenditures or research and development expenditures. We may not be able to obtain additional financing on terms acceptable to us or at all.

Additionally, the agreements governing our debt require that we maintain certain financial ratios, and contain affirmative and negative covenants that restrict our activities by, among other limitations, limiting our ability to incur additional indebtedness, make investments, create liens, sell assets and enter into transactions with affiliates. The covenants in our revolving credit facility include a debt-to-EBITDA ratio. Specifically, the company has agreed that, so long as any lender has any commitment under the facility, or any loan or other obligation is outstanding under the facility, or any letter of credit is outstanding under the facility, it will not permit (as the following terms are defined in the facility) the Consolidated Leverage Ratio (the ratio of consolidated Indebtedness to Consolidated EBITDA) as at the last day of any fiscal quarter to be greater than 3.0 to 1.0.

Our ability to comply with these financial restrictions and covenants is dependent on our future performance, which is subject to prevailing economic conditions and other factors, including factors that are beyond our control such as foreign exchange rates and interest rates. Our failure to comply with any of these restrictions or covenants may result in an event of default under the applicable debt instrument, which could permit acceleration of the debt under that instrument and require us to prepay that debt before its scheduled due date. Also, an acceleration of the debt under one of our debt instruments would trigger an event of default under other of our debt instruments.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

The location and general character of our principal properties by segment as of December 31, 2009, are as follows:

Analytical Technologies

We own approximately 4.0 million square feet of office, engineering, laboratory and production space, principally in New Jersey, Wisconsin, Virginia, Utah and California within the U.S., and in Germany, England and Switzerland. We lease approximately 3.3 million square feet of office, engineering, laboratory and production space, principally in California, Massachusetts, Texas, Kansas and Michigan within the U.S., and in England, China, Finland, Germany and Australia, under various leases that expire between 2010 and 2029.

Item 2. Properties (continued)

Laboratory Products and Services

We own approximately 6.8 million square feet of office, engineering, laboratory and production space, principally in Wisconsin, New York, Pennsylvania, Illinois and North Carolina within the U.S., and in England Germany, Canada, Denmark and France. We lease approximately 4.6 million square feet of office, engineering, laboratory and production space, principally in California, Pennsylvania, Illinois, Maryland, Georgia and New Jersey within the U.S. and in Australia, Mexico, Germany, England and Finland, under various leases that expire between 2010 and 2038.

Corporate Headquarters

We own approximately 81,000 square feet of office space in Massachusetts. We also lease approximately 54,000 square feet of office space principally in Pennsylvania and Massachusetts under various leases that expire between 2010 and 2016.

We believe that all of the facilities that we are currently using are in good condition and are suitable and adequate to meet our current needs. If we are unable to renew any of the leases that are due to expire in 2010 or 2011, we believe that suitable replacement properties are available on commercially reasonable terms.

Item 3. Legal Proceedings

Our business involves a risk of product liability and other claims in the ordinary course of business. We are a party to various lawsuits and legal proceedings, including individual and consolidated multi-party product liability actions for products we may have distributed or manufactured. These matters have arisen in the ordinary course and conduct of our business, as well as through acquisitions. We believe that some of the costs incurred in defending and ultimately disposing of many of these claims for personal injury and other matters may be covered in part by insurance policies maintained by certain insurance carriers or subject to indemnification by our suppliers or purchasers. Management, after review and consideration with counsel, considers that any ultimate liability with respect to these matters should not have a material adverse effect on our results of operations, financial position or cash flows. While liabilities arising from potential future claims could become material, we currently believe, on the basis of our claims history and related factors, that such potential future claims are not likely to have a material impact on our business, financial condition and results of operations. Actual costs incurred will depend on the solvency of our insurance carriers, the degree of coverage with respect to any particular claim, our success in litigating these claims and the solvency of third parties who may be jointly and severally liable. See “Item 1 – Business – Environmental Matters,” for legal proceedings involving certain environmental matters.

We are subject to the jurisdiction of various regulatory agencies including, among others, the U.S. Food and Drug Administration and the Agency for International Development. Various governmental agencies conduct investigations from time to time to examine matters relating to our operations. Some operations involve and have involved the handling, manufacture, use or sale of substances that are classified as toxic or hazardous substances within the meaning of applicable environmental laws. Consequently, some risk of environmental and other damage is inherent in particular operations and products as it is with other companies engaged in similar businesses, and we cannot assure that material damage will not occur or be discovered or that the damage will not be determined to be material in the future.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders, whether through the solicitation of proxies or otherwise, during our 2009 fourth fiscal quarter.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price of Common Stock

Our common stock is traded on the New York Stock Exchange under the symbol TMO. The following table sets forth the high and low sale prices of the company's common stock for 2009 and 2008, as reported in the consolidated transaction reporting system.

	2009		2008	
	High	Low	High	Low
First Quarter	$ 40.34	$ 32.02	$ 58.01	$ 46.63
Second Quarter	42.47	30.83	59.87	52.73
Third Quarter	47.74	37.50	62.77	52.67
Fourth Quarter	49.70	42.86	56.42	26.65

The closing price of the company's common stock on December 31, 2009 and 2008, was $47.69 and $34.07, respectively.

Holders of Common Stock

As of February 5, 2010, the company had 7,073 holders of record of its common stock. This does not include holdings in street or nominee names.

Dividend Policy

The company has never paid cash dividends and currently does not expect to pay cash dividends in the foreseeable future. Payment of dividends is at the discretion of the company's Board of Directors and will depend upon, among other factors, the company's earnings, capital requirements and financial condition.

Issuer Purchases of Equity Securities

No shares were repurchased in the company's fourth quarter of 2009.

Item 6. Selected Financial Data

(In millions except per share amounts)	2009 (a)	2008 (b)	2007 (c)	2006 (d)	2005 (e)
Statement of Income Data					
Revenues	$ 10,109.7	$ 10,498.0	$ 9,746.4	$ 3,791.6	$ 2,633.0
Operating Income	1,048.9	1,229.4	974.4	242.0	263.5
Income from Continuing Operations	851.3	975.4	766.9	164.1	198.3
Net Income	850.3	980.9	748.4	166.7	223.2
Earnings per Share from Continuing Operations:					
Basic	2.06	2.33	1.82	.84	1.23
Diluted	2.01	2.24	1.73	.81	1.21
Earnings per Share:					
Basic	2.06	2.34	1.77	.85	1.38
Diluted	2.01	2.25	1.69	.83	1.36
Balance Sheet Data					
Working Capital	$ 2,891.6	$ 2,805.7	$ 1,763.7	$ 1,507.2	$ 562.2
Total Assets	21,625.0	21,090.0	21,207.4	21,262.2	4,251.6
Long-term Obligations	2,064.0	2,003.2	1,983.7	2,097.8	468.6
Shareholders' Equity	15,430.9	14,926.5	14,463.6	13,879.1	2,793.3

On January 1, 2009, the company adopted new rules concerning i) accounting for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement and ii) determining whether instruments granted in share-based payment transactions are participating securities. The above summary consolidated financial data reflects the retroactive presentation of prior periods to conform to the current accounting as required by both rules. The caption "restructuring and other costs" in the notes below includes amounts charged to cost of revenues, primarily for the sale of inventories revalued at the date of acquisition and, in 2009, charges/credits to selling, general and administrative expense primarily for significant acquisition transaction costs.

(a) Reflects a $69.0 million pre-tax charge for restructuring and other costs; an after-tax loss of $1.0 million related to the company's discontinued operations; and the repurchase of $414.6 million of the company's common stock.
(b) Reflects a $36.9 million pre-tax charge for restructuring and other costs; an after-tax gain of $5.5 million related to the company's discontinued operations; and the repurchase of $187.4 million of the company's common stock.
(c) Reflects a $91.4 million pre-tax charge for restructuring and other costs; an after-tax loss of $18.5 million related to the company's discontinued operations; and the repurchase of $898.0 million of the company's common stock.
(d) Reflects completion of the merger with Fisher on November 9, 2006, including issuance of common stock. Also reflects a $123.3 million pre-tax charge for restructuring and other costs; a charge of $36.7 million for acceleration of vesting of stock-based compensation as a result of the Fisher merger; and after-tax income of $2.6 million related to the company's discontinued operations.
(e) Reflects a $30.3 million pre-tax charge for restructuring and other costs; $27.6 million of pre-tax net gains from the sale of shares of Thoratec Corporation and Newport Corporation; and after-tax income of $24.9 million related to the company's discontinued operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Reference is made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations to Notes to Consolidated Financial Statements, which begin on page F-1 of this report.

Overview of Results of Operations and Liquidity

The company develops, manufactures and sells a broad range of products that are sold worldwide. The company expands the product lines and services it offers by developing and commercializing its own technologies and by making strategic acquisitions of complementary businesses. The company's continuing operations fall into two business segments: Analytical Technologies and Laboratory Products and Services. During each of the first quarters of 2009 and 2008, the company transferred management responsibility and related financial reporting and monitoring for a small product line between segments. The company has historically moved a product line between segments when a shift in strategic focus of either the product line or a segment more closely aligns the product line with a segment different than that in which it had previously been reported. Segment information for all periods presented has been reclassified to reflect these transfers. Revenues in the fourth quarter are historically stronger than in other quarters due to capital spending patterns of industrial, pharmaceutical and government customers.

(Dollars in millions)	2009		2008	
Revenues				
Analytical Technologies	$ 4,153.9	41.1%	$ 4,468.6	42.6%
Laboratory Products and Services	6,426.6	63.6%	6,455.2	61.5%
Eliminations	(470.8)	(4.7)%	(425.8)	(4.1)%
	$ 10,109.7	100%	$ 10,498.0	100%

Sales in 2009 were $10.11 billion, a decrease of $388 million from 2008. Aside from the effects of currency translation and acquisitions, net of divestitures (discussed in total and by segment below), revenues decreased from 2008 revenues by $342 million (3%) due to lower revenues at existing businesses as a result of decreased demand, offset in part by price increases. Sales of equipment and, to a lesser extent, services were particularly affected as the company believes customers reduced purchases due to the global market downturn. Sales of consumables grew modestly, however, and were not as significantly affected by the severe economic conditions.

The company's strategy is to augment internal growth at existing businesses with complementary acquisitions such as those completed in 2009 and 2008. The principal acquisitions in 2009 were Biolab, an Australia-based provider of analytical instruments, life science consumables and laboratory equipment in April 2009 and B.R.A.H.M.S. AG, a leading provider of specialty diagnostic tests based on patented biomarkers for sepsis, cardiovascular and pulmonary diseases, as well as intensive care treatments and prenatal screening in October 2009. Biolab broadened the geographic reach of the company's customer channels. BRAHMS increased the breadth of the company's specialty diagnostics portfolio and provided a significant reagent manufacturing center in Europe.

In 2009, operating income and operating income margin were $1.05 billion and 10.4%, respectively, compared with $1.23 billion and 11.7%, respectively, in 2008. The decrease in operating income was due to lower profitability at existing businesses resulting from decreased revenues offset in part by price increases and productivity improvements including lower operating costs following restructuring actions and global sourcing initiatives. In addition, restructuring and other costs increased $32 million in 2009 due primarily to a pension plan curtailment gain in the 2008 period and, to a lesser extent, increased cost reduction measures in 2009 due to the economic downturn.

The company's effective tax rates were 8.2% and 13.5% in 2009 and 2008, respectively. The decrease in the effective tax rate was primarily due to reduced earnings in higher tax jurisdictions. The tax provision in 2009 was favorably affected by $5.5 million or 0.6 percentage points resulting from the reversal of a tax reserve established at acquisition and the impact on deferred tax balances of newly enacted tax rates. The company expects its effective tax rate in 2010 will be between 17% and 19% based on currently forecasted rates of profitability in the countries in which the company conducts business. The tax provision in 2008 was favorably affected by $28 million or 2.5 percentage points resulting from the impact on deferred tax balances of a change in the apportionment of state rates and newly enacted reductions in tax rates in Switzerland.

Income from continuing operations decreased to $851 million in 2009, from $975 million in 2008, primarily due to the items discussed above that decreased operating income, offset in part by a lower tax rate.

During 2009, the company's cash flow from operations totaled $1.66 billion, compared with $1.42 billion for 2008. The increase resulted primarily from decreased investment in working capital items, particularly accounts receivable and inventories.

As of December 31, 2009, the company's outstanding debt totaled $2.18 billion, of which approximately $0.66 billion is convertible debt, at conversion prices ranging from $23.73 to $40.20 per share. As of December 31, 2009, $340 million of the convertible debt was currently convertible. During 2009 and early 2010, holders of debentures totaling $68 million in par value exercised conversion rights. Upon an investor's election to convert, the company is required to pay the original principal portion of these debentures in cash, and the balance of the conversion value in either cash or stock, at the company's election. For any holders electing to convert in 2010, the company intends to draw on its revolving credit facility to fund any principal payments in excess of $113 million which has been classified as a current liability in the accompanying balance sheet. The facility is an unsecured revolving credit agreement expiring in 2012 with available capacity of $946 million at December 31, 2009.

The company believes that its existing cash and short-term investments of $1.57 billion as of December 31, 2009, and the company's future cash flow from operations together with available borrowing capacity under its revolving credit agreement, are sufficient to meet the cash requirements of its existing businesses for the foreseeable future, including at least the next 24 months.

Critical Accounting Policies and Estimates

The company's discussion and analysis of its financial condition and results of operations is based upon its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent liabilities. On an on-going basis, management evaluates its estimates, including those related to equity investments, bad debts, sales returns, inventories, business combinations, intangible assets and goodwill, warranty obligations, income taxes, pension costs, contingencies and litigation, stock-based compensation, restructuring and sale of businesses. Management believes the most complex and sensitive judgments, because of their significance to the consolidated financial statements, result primarily from the need to make estimates about the effects of matters that are inherently uncertain. Management bases its estimates on historical experience, current market and economic conditions and other assumptions that management believes are reasonable. The results of these estimates form the basis for judgments about the carrying value of assets and liabilities where the values are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates (continued)

The company believes the following represent its critical accounting policies and estimates used in the preparation of its financial statements:

(a) *Accounts Receivable*

The company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to pay amounts due. Such allowances totaled $47 million at December 31, 2009. The company estimates the amount of customer receivables that are uncollectible based on the age of the receivable, the creditworthiness of the customer and any other information that is relevant to the judgment. If the financial condition of the company's customers were to deteriorate, reducing their ability to make payments, additional allowances would be required.

(b) *Inventories*

The company writes down its inventories for estimated excess quantities and obsolescence based on differences between the cost and estimated net realizable value taking into consideration usage in the preceding 12 months, expected demand and any other information that is relevant to the judgment. If ultimate usage or demand varies significantly from expected usage or demand, additional writedowns may be required.

(c) *Intangible Assets and Goodwill*

The company uses assumptions and estimates in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in many of the company's acquisitions is assigned to intangible assets that require the use of significant judgment in determining (i) fair value; and (ii) whether such intangibles are amortizable or non-amortizable and, if the former, the period and the method by which the intangible asset will be amortized. The company estimates the fair value of acquisition-related intangible assets principally based on projections of cash flows that will arise from identifiable intangible assets of acquired businesses. The projected cash flows are discounted to determine the present value of the assets at the dates of acquisition. Amortizable intangible assets totaled $5.01 billion at December 31, 2009. The company reviews definite-lived intangible assets for impairment when indication of potential impairment exists, such as a significant reduction in cash flows associated with the assets. Actual cash flows arising from a particular intangible asset could vary from projected cash flows which could imply different carrying values from those established at the dates of acquisition and which could result in impairment of such asset.

The company evaluates goodwill and indefinite-lived intangible assets for impairment annually and when events occur or circumstances change that may reduce the fair value of the asset below its carrying amount. Events or circumstances that might require an interim evaluation include unexpected adverse business conditions, economic factors, unanticipated technological changes or competitive activities, loss of key personnel and acts by governments and courts. Goodwill and indefinite-lived intangible assets totaled $8.98 billion and $1.33 billion, respectively, at December 31, 2009. Estimates of future cash flows require assumptions related to revenue and operating income growth, asset-related expenditures, working capital levels and other factors. Different assumptions from those made in the company's analysis could materially affect projected cash flows and the company's evaluation of goodwill and indefinite-lived intangible assets for impairment.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates (continued)

The company's businesses were adversely affected in 2009 by the global economic downturn, although results progressively improved during the year. Projections of profitability for 2010 and thereafter and indicated fair values based on peer revenues and earnings trading multiples were sufficient to conclude that no impairment of goodwill or indefinite-lived intangible assets existed at December 31, 2009. There can be no assurance, however, that indicators of economic recovery will continue into 2010 and that a prolonged downturn will not materially adversely affect peer trading multiples and the company's businesses such that they do not achieve their forecasted profitability and these assets become impaired. Should the fair value of the company's goodwill or indefinite-lived intangible assets decline because of reduced operating performance, market declines, or other indicators of impairment, or as a result of changes in the discount rate, charges for impairment may be necessary.

(d) *Other Long-lived Assets*

The company reviews other long-lived assets for impairment when indication of potential impairment exists, such as a significant reduction in cash flows associated with the assets. Other long-lived assets totaled $1.77 billion at December 31, 2009, including $1.33 billion of fixed assets. In testing a long-lived asset for impairment, assumptions are made concerning projected cash flows associated with the asset. Estimates of future cash flows require assumptions related to revenue and operating income growth and asset-related expenditures associated with the asset being reviewed for impairment. Should future cash flows decline significantly from estimated amounts, charges for impairment of other long-lived assets may be necessary.

(e) *Revenues*

In instances where the company sells equipment with a related installation obligation, the company generally recognizes revenue related to the equipment when title passes. The company recognizes revenue related to the installation when it performs the installation. The allocation of revenue between the equipment and the installation is based on relative fair value at the time of sale. Should the fair value of either the equipment or the installation change, the company's revenue recognition would be affected. If fair value is not available for any undelivered element, revenue for all elements is deferred until delivery of all elements is completed.

In instances where the company sells equipment with customer-specified acceptance criteria, the company must assess whether it can demonstrate adherence to the acceptance criteria prior to the customer's acceptance testing to determine the timing of revenue recognition. If the nature of customer-specified acceptance criteria were to change or grow in complexity such that the company could not demonstrate adherence, the company would be required to defer additional revenues upon shipment of its products until completion of customer acceptance testing.

The company's software license agreements generally include multiple products and services, or "elements." The company recognizes software license revenue based on the residual method after all elements have either been delivered or vendor specific objective evidence (VSOE) of fair value exists for any undelivered elements. In the event VSOE is not available for any undelivered element, revenue for all elements is deferred until delivery of all elements is completed. Revenues from software maintenance and support contracts are recognized on a straight-line basis over the term of the contract. VSOE of fair value of software maintenance and support is determined based on the price charged for the maintenance and support when sold separately. Revenues from training and consulting services are recognized as services are performed, based on VSOE, which is determined by reference to the price customers pay when the services are sold separately.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates (continued)

The company records reductions to revenue for estimated product returns by customers. Should a greater or lesser number of products be returned, additional adjustments to revenue may be required.

(f) *Warranty Obligations*

At the time the company recognizes revenue, it provides for the estimated cost of product warranties in cost of product revenues based primarily on historical experience and knowledge of any specific warranty problems that indicate projected warranty costs may vary from historical patterns. The liability for warranty obligations of the company's continuing operations totaled $45 million at December 31, 2009. Should product failure rates or the actual cost of correcting product failures vary from estimates, revisions to the estimated warranty liability would be necessary.

(g) *Income Taxes*

In the ordinary course of business there is inherent uncertainty in quantifying the company's income tax positions. The company assesses income tax positions and records tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the company has recorded the largest amount of tax benefit with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Where applicable, associated interest expense has also been recognized.

The company operates in numerous countries under many legal forms and, as a result, is subject to the jurisdiction of numerous domestic and non-U.S. tax authorities, as well as to tax agreements and treaties among these governments. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, currency exchange restrictions or the company's level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of current and deferred tax balances and hence the company's net income.

The company estimates the degree to which tax assets and loss carryforwards will result in a benefit based on expected profitability by tax jurisdiction, and provides a valuation allowance for tax assets and loss carryforwards that it believes will more likely than not go unused. If it becomes more likely than not that a tax asset or loss carryforward will be used, the company reverses the related valuation allowance. Any such reversals are recorded as a reduction of the company's tax provision. The company's tax valuation allowance totaled $164.8 million at December 31, 2009. Should the company's actual future taxable income by tax jurisdiction vary from estimates, additional allowances or reversals thereof may be necessary.

The company provides a liability for future income tax payments in the worldwide tax jurisdictions in which it operates. Accrued income taxes totaled $28 million at December 31, 2009. Should tax return positions that the company expects are sustainable not be sustained upon audit, the company could be required to record an incremental tax provision for such taxes. Should previously unrecognized tax benefits ultimately be sustained, a reduction in the company's tax provision would result.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates (continued)

(h) *Contingencies and Litigation*

The company records accruals for various contingencies, including legal proceedings, environmental, workers' compensation, product, general and auto liabilities, and other claims that arise in the normal course of business. The accruals are based on management's judgment, historical claims experience, the probability of losses and, where applicable, the consideration of opinions of internal and or external legal counsel and actuarial estimates. Reserves of acquired businesses, including environmental reserves, were initially recorded at fair value and discounted to their net present value. Additionally, the company records receivables from third-party insurers when recovery has been determined to be probable.

(i) *Pension and Other Retiree Benefits*

Several of the company's U.S. and non-U.S. subsidiaries sponsor defined benefit pension and other retiree benefit plans. The cost and obligations of these arrangements are calculated using many assumptions to estimate the benefits that the employee earns while working, the amount of which cannot be completely determined until the benefit payments cease. Major assumptions used in the accounting for these employee benefit plans include the discount rate, expected return on plan assets and rate of increase in employee compensation levels. Assumptions are determined based on company data and appropriate market indicators in consultation with third-party actuaries, and are evaluated each year as of the plans' measurement date. Net periodic pension costs for the company's pension and other postretirement benefit plans totaled $16 million in 2009. The company's unfunded benefit obligation totaled $225 million at year-end 2009 compared with $303 million at year-end 2008. Should any of these assumptions change, they would have an effect on net periodic pension costs and the unfunded benefit obligation. For example, a 10% decrease in the discount rate would result in an annual increase in pension and other postretirement benefit expense of approximately $2 million and an increase in the benefit obligation of approximately $85 million.

The company expects to contribute between $20 and $30 million to its defined benefit pension plans in 2010.

(j) *Stock-based Compensation*

The fair value of most stock options granted by the company is estimated using the Black-Scholes option pricing model. For option grants and restricted stock units that require achievement of both service and market conditions, a lattice model is used to estimate fair value. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs.
Management estimates expected volatility based on the historical volatility of the company's stock.
The expected lives of option grants through 2007 were estimated using the simplified method for "plain vanilla" options. Thereafter, historical data on exercise patterns became the basis for determining the expected life of an option. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term which approximates the expected life assumed at the date of grant. Changes in these input variables would affect the amount of expense associated with stock-based compensation. The compensation expense recognized for all stock-based awards is net of estimated forfeitures. The company estimates forfeiture rates based on historical analysis of option forfeitures. If actual forfeitures should vary from estimated forfeitures, adjustments to compensation expense may be required.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates (continued)

(k) *Restructuring Costs*

The company records restructuring charges for the cost of vacating facilities based on future lease obligations net of expected sub-rental income. The company's accrued restructuring costs for abandoned facilities totaled $7 million at December 31, 2009. Should actual cash flows associated with sub-rental income from vacated facilities vary from estimated amounts, adjustments may be required.

(l) *Assets Held for Sale*

The company estimates the expected proceeds from any assets held for sale and, when necessary, records losses to reduce the carrying value of these assets to estimated realizable value. Should the actual or estimated proceeds, which would include post-closing purchase price adjustments, vary from current estimates, results could differ from expected amounts.

Results of Operations

2009 Compared With 2008

Continuing Operations

Sales in 2009 were $10.11 billion, a decrease of $388 million from 2008. The unfavorable effects of currency translation resulted in a decrease in revenues of $211 million in 2009. Sales increased $165 million due to acquisitions, net of divestitures. Aside from the effects of currency translation and acquisitions, net of divestitures, revenues decreased $342 million (3%) primarily a result of decreased demand which the company believes was due to economic uncertainty offset in part by price increases, as described by segment below. Sales of equipment and, to a lesser extent, services were particularly affected as the company believes customers reduced purchases due to the global market downturn. Sales of consumables grew modestly, however, and were not as significantly affected by the severe economic conditions. Sales were down in North America and Europe but grew modestly in Asia.

In the latter part of 2009, the dollar weakened against other major currencies in which the company sells products and services. Weakening of the dollar had a favorable effect on revenues of the company of approximately 3% in the fourth quarter of 2009 compared with the fourth quarter of 2008.

In 2009, operating income and operating income margin were $1.05 billion and 10.4%, respectively, compared with $1.23 billion and 11.7%, respectively, in 2008. The decrease in operating income was due to lower profitability at existing businesses resulting from decreased revenues offset in part by price increases and productivity improvements including lower operating costs following restructuring actions and global sourcing initiatives. In addition, restructuring and other costs increased $32 million in 2009 due primarily to a pension plan curtailment gain in the 2008 period and, to a lesser extent, increased cost reduction measures in 2009 due to the economic downturn.

In 2009, the company recorded restructuring and other costs, net, of $69 million, including $7 million of charges to cost of revenues related to the sale of inventories revalued at the date of acquisition and accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations and $2 million of charges to selling, general and administrative expenses for transaction costs related to the acquisitions of Biolab and B.R.A.H.M.S. on April 30, and October 1, 2009, respectively, offset in part by a gain primarily for settlement of certain pre-merger Fisher product liability-related matters. The company incurred $62 million of cash costs, primarily for actions in response to the downturn in the economy and reduced revenues, including severance to reduce headcount at several businesses and abandoned facility expenses at businesses that have been or are being consolidated. The company also incurred a $2 million loss on an abandoned facility held for sale that was sold in July 2009 and a $3 million charge for pension termination benefits, offset by a $7 million gain on the settlement of a litigation-related matter assumed as part of the merger with Fisher in 2006 (Note 14). In 2008, the company recorded restructuring and other costs, net, of $37 million, including $2 million of charges to cost of revenues related to the sale of inventories revalued at the date of acquisition and accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations. The company incurred $38 million of cash costs primarily for severance to reduce headcount at several businesses in response to economic uncertainty and a decline in financial markets and for abandoned facility expenses at businesses that have been or are being consolidated. The company also recorded a $7 million charge for the impairment of acquisition-related intangible assets associated with a small business unit acquired as part of Fisher, a $5 million loss from a litigation-related matter assumed as part of the merger with Fisher, a $3 million net loss on the sale of businesses and a $3 million charge for in-process research and development at an acquired business. These charges were offset by a $19 million gain on the curtailment of part of a pension plan in the U.S.

As of February 26, 2010, the company has identified restructuring actions that will result in additional charges of approximately $38 million in 2010 and expects to identify additional actions during 2010. The restructuring actions initiated in 2009 resulted in annual cost savings of approximately $107 million, including $59 million for actions taken through the end of 2009 and $48 million for actions that have been approved and will be completed in 2010. Of the $107 million of total savings, $63 million is in the Analytical Technologies segment and $44 million is in the Laboratory Products and Services segment. The restructuring actions initiated in 2008 resulted in annual cost savings beginning in the second half of 2008 and early 2009 of approximately $34 million, including $26 million in the Analytical Technologies segment and $8 million in the Laboratory Products and Services segment.

The company's revenues and profitability decreased in 2009 compared to 2008 although results progressively improved during 2009. The company believes the decreases were primarily due to the global economic downturn. There can be no assurance that indicators of economic recovery will continue into 2010 and that a prolonged downturn will not affect the company's projections of profitability for 2010 and future years. If actual results decrease materially from projected results, impairment of goodwill and acquisition-related intangible assets could occur. These assets totaled $8.98 billion and $6.34 billion, respectively, at December 31, 2009.

Segment Results

The company's management evaluates segment operating performance using operating income before certain charges/credits to cost of revenues and selling, general and administrative expenses, principally associated with acquisition accounting; restructuring and other costs/income including costs arising from facility consolidations such as severance and abandoned lease expense and gains and losses from the sale of real estate and product lines; and amortization of acquisition-related intangible assets. The company uses these measures because it helps management understand and evaluate the segments' core operating results and facilitate comparison of performance for determining compensation (Note 3). Accordingly, the following segment data is reported on this basis.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations (continued)

(Dollars in millions)	2009	2008	Change
Revenues			
Analytical Technologies	$ 4,153.9	$ 4,468.6	(7)%
Laboratory Products and Services	6,426.6	6,455.2	0%
Eliminations	(470.8)	(425.8)	11%
Consolidated Revenues	$ 10,109.7	$ 10,498.0	(4)%
Segment Income			
Analytical Technologies	$ 837.3	$ 955.3	(12)%
Laboratory Products and Services	877.6	913.8	(4)%
Subtotal Reportable Segments	1,714.9	1,869.1	(8)%
Cost of Revenues Charges	(6.7)	(1.5)	
Selling, General and Administrative Charges, Net	(1.5)	—	
Restructuring and Other Costs, Net	(60.8)	(35.4)	
Amortization of Acquisition-related Intangible Assets	(597.0)	(602.8)	
Consolidated Operating Income	$ 1,048.9	$ 1,229.4	(15)%

Income from the company's reportable segments decreased 8% to $1.71 billion in 2009 due primarily to lower profitability at existing businesses, resulting from decreased revenues offset in part by price increases and productivity improvements including global sourcing and lower operating costs following restructuring actions. The company also refers to this measure as adjusted operating income.

Analytical Technologies

(Dollars in millions)	2009	2008	Change
Revenues	$ 4,153.9	$ 4,468.6	(7)%
Operating Income Margin	20.2%	21.4%	(1.2)

Sales in the Analytical Technologies segment decreased $315 million to $4.15 billion in 2009. The unfavorable effects of currency translation resulted in a decrease in revenue of $92 million in 2009. Sales increased $44 million due to acquisitions, net of divestitures. In addition to the changes in revenue resulting from currency translation and acquisitions, net of divestitures, revenues decreased $267 million (6%) primarily due to lower demand offset in part by increased prices. Demand in industrial markets for environmental and process control instruments was particularly weak, which the company believes was due to the global economic downturn. The decrease in sales of these products was offset in part by higher demand for bioscience offerings and diagnostic products, including flu tests.

Operating income margin was 20.2% in 2009 and 21.4% in 2008. The decrease resulted from lower profitability from decreased revenues, offset in part by price increases and productivity improvements, including lower operating costs following restructuring actions and global sourcing initiatives.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations (continued)

Laboratory Products and Services

(Dollars in millions)	2009	2008	Change
Revenues	$ 6,426.6	$ 6,455.2	0%
Operating Income Margin	13.7%	14.2%	(0.5)

Sales in the Laboratory Products and Services segment decreased $29 million to $6.43 billion in 2009. The unfavorable effects of currency translation resulted in a decrease in revenues of $128 million in 2009. Sales increased $121 million due to acquisitions, net of divestitures. In addition to the changes in revenue resulting from currency translation and acquisitions, net of divestitures, revenues decreased $22 million primarily due to a decrease in sales of products purchased from a supplier discussed below, offset in part by increased prices. Demand for laboratory equipment was weak as the company believes customers reduced purchases due to the global economic downturn, however, this was more than offset by higher demand for products purchased through the company's research market and healthcare market channels.

In July 2008, the company and a significant supplier of its healthcare market channel extended an existing agreement for two years through 2010. Under the revised agreement, the company's revenues from the sale of products purchased from the supplier decreased $61 million in 2009 to $205 million. In November 2009, the supplier notified the company that it intended to cease the current arrangement. The company believes this was in part a response to the company's strategic decision to expand its product offerings to provide its customers with a broader menu of diagnostic solutions. As a result of the supplier terminating this agreement, the company expects sales of related products to be approximately $75 million in 2010 and none thereafter. The company has signed an agreement with an alternative supplier of laboratory products and expects to sell approximately $40 million of these and other products from the new supplier in 2010, offsetting a portion of the anticipated drop in revenue.

Operating income margin decreased to 13.7% in 2009 from 14.2% in 2008, primarily due to lower profitability from decreased revenues, offset in part by price increases and productivity improvements, including lower operating costs following restructuring actions and global sourcing initiatives.

Other Expense, Net

The company reported other expense, net, of $122 million and $101 million in 2009 and 2008, respectively (Note 4). Interest income decreased to $16 million in 2009 from $52 million in 2008 primarily due to lower interest rates on invested cash balances. Interest expense decreased to $118 million from $152 million in 2008 primarily as a result of a reduction in average debt and lower interest rates on variable rate debt. In 2009, other expense, net, includes a $15 million loss on the early extinguishment of debt (Note 9).

Provision for Income Taxes

The company's effective tax rates were 8.2% and 13.5% in 2009 and 2008, respectively. The decrease in the effective tax rate was primarily due to reduced earnings in higher tax jurisdictions. The tax provision in 2009 was favorably affected by $5.5 million or 0.6 percentage points resulting from the reversal of a tax reserve established at acquisition and the impact on deferred tax balances of newly enacted tax rates. The company expects its effective tax rate in 2010 will be between 17% and 19% based on currently forecasted rates of profitability in the countries in which the company conducts business. The tax provision in 2008 was favorably affected by $28 million or 2.5 percentage

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations (continued)

points resulting from the impact on deferred tax balances of a change in the apportionment of state rates and newly enacted reductions in tax rates in Switzerland.

Contingent Liabilities

At the end of 2009, the company was contingently liable with respect to certain legal proceedings and related matters. An unfavorable outcome in one or more of the matters described under "Litigation and Related Contingencies" in Note 10 could materially affect the company's financial position as well as its results of operations and cash flows.

Recent Accounting Pronouncements

In September 2006, the FASB issued a pronouncement concerning fair value measurement accounting. This guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The rule applies to other accounting pronouncements that require or permit fair value measurements but does not require any new fair value measurements. The pronouncement was effective for the company's monetary assets and liabilities in the first quarter of 2008 and for non-financial assets and liabilities beginning January 1, 2009. There was no material effect from adoption.

In December 2007, the FASB revised the accounting rules concerning business combinations. This revised guidance does the following: requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose certain information to enable users to understand the nature and financial effect of the business combination. The rules require that cash outflows such as transaction costs and post-acquisition restructuring be charged to expense instead of capitalized as a cost of the acquisition. Contingent purchase price is recorded at its initial fair value and then re-measured periodically through adjustments to net income. The revised guidance was effective for the company, on a prospective basis, beginning January 1, 2009. There was no impact upon adoption; however, the rule changes may materially affect the accounting for any future business combinations.

In December 2007, the FASB issued new rules on noncontrolling interests in consolidated financial statements. The noncontrolling interest guidance changed the accounting for minority interests, which are reclassified as noncontrolling interests and classified as a component of equity. This guidance was effective for the company beginning January 1, 2009, and there was no effect from adoption.

In March 2008, the FASB issued a pronouncement pertaining to disclosures about derivative instruments and hedging activities. This guidance requires disclosures of how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The rule was effective for the company beginning January 1, 2009, and there was no material effect from adoption.

In May 2008, the FASB issued new rules on the accounting for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement of such debt instruments. The rules require the issuers of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components in a manner that reflects the issuer's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The new guidance was effective for the company beginning January 1, 2009. The rules required adjustment of prior periods to conform to current accounting. The company's cash payments for interest have not been affected, but adoption increased the company's reported interest expense for all periods presented in a manner that reflects interest rates of similar non-convertible debt. Interest expense in 2008 and 2007, as adjusted for adoption of this rule, increased $22 million and $21 million, respectively, over the previously reported amounts.

In June 2008, the FASB issued guidance on determining whether instruments granted in share-based payment transactions are participating securities. This guidance clarifies that share-based payment awards that entitle their holders to receive nonforfeitable dividends before vesting should be considered participating securities. The guidance was effective for the company beginning January 1, 2009. The rule required adjustment of prior periods to conform to current accounting. Adoption had a nominal effect on the numerator and, for diluted presentation, the denominator in the calculation of earnings per share for all periods presented.

In December 2008, the FASB issued guidance which requires additional disclosures about an employer's plan assets of defined benefit pension or other postretirement plans. This rule expands current disclosures of defined benefit pension and postretirement plan assets to include information regarding the fair value measurements of plan assets. The guidance was effective for the company beginning in January 2009 and the additional disclosures have been made.

In April 2009, the FASB issued guidance on the recognition and presentation of other-than-temporary impairments. This guidance amends the prior other-than-temporary impairment guidance for certain debt securities and will require the investor to assess the likelihood of selling the debt security prior to recovery of its cost basis. If an investor is able to meet the criteria to assert that it does not intend to sell the debt security and more likely than not will not be required to sell the debt security before its anticipated recovery, impairment charges related to credit losses would be recognized in earnings whereas impairment charges related to non-credit losses would be reflected in other comprehensive income. The company elected early adoption of this rule in the first quarter of 2009. Adoption did not materially affect the company's financial statements.

In April 2009, the FASB issued guidance on providing interim disclosures about fair value of financial instruments. This new guidance requires the fair value disclosures that were previously disclosed only annually to be disclosed now on an interim basis. This guidance was effective for the company in the second quarter of 2009, and the additional disclosures have been made.

In May 2009, the FASB issued a pronouncement on subsequent event accounting that establishes the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. The pronouncement was effective for the company's second quarter 2009, and there was no effect from adoption.

In June 2009, the FASB issued guidance on the FASB Accounting Standards Codification and the hierarchy of generally accepted accounting principles. The FASB Accounting Standards Codification, or the Codification, is the single source of authoritative nongovernmental generally accepted accounting principles in the U.S. (GAAP). The Codification was effective for interim and annual periods ending after September 15, 2009. The adoption of the Codification had no impact on the company's financial position or results of operations.

In September 2009, the Emerging Issues Task Force issued new rules pertaining to the accounting for revenue arrangements with multiple customer deliverables and for software-enabled products. The new rule pertaining to arrangements under which the company has multiple customer deliverables provides an alternative method for establishing the fair value of a deliverable when vendor specific objective evidence does not exist. The guidance requires the determination of the best estimate of selling price to separate deliverables and allows the allocation of the customer's consideration using this relative selling price model. The new guidance pertaining to software-enabled products revised the existing software accounting guidance to exclude equipment where the software is more than incidental to the value of the product. Upon adoption of the new standard, such equipment will be accounted for under revenue recognition criteria applicable to equipment instead of that applicable to software. Both of these new rules can be prospectively applied beginning January 1, 2011 or can be early or retrospectively adopted. The company expects to adopt both of these new rules effective January 1, 2010. Adoption of these new standards is not expected to materially affect the company's financial statements.

Discontinued Operations

During 2008, the company recorded additional proceeds and the reversal of a reserve on a note receivable related to a business divested in 2003, resulting in an after-tax gain of $6 million. The note was collected in July 2008.

2008 Compared With 2007

Continuing Operations

Sales in 2008 were $10.50 billion, an increase of $752 million from 2007. The favorable effects of currency translation resulted in an increase in revenues of $113 million in 2008. Sales increased $186 million due to acquisitions, net of divestitures. Aside from the effect of currency translation and acquisitions, net of divestitures, revenues increased $453 million primarily due to increased demand and, to a lesser extent, price increases, as described by segment below. Growth was very strong in Asia, moderate in North America and modest in Europe although in the fourth quarter of 2008, growth slowed in Asia and improved in Europe.

In the latter part of 2008, the U.S. dollar strengthened against other major currencies in which the company sells product and services. Strengthening of the dollar had a negative effect on the amount of revenues the company reported in U.S. dollars of approximately 4% in the fourth quarter of 2008.

In 2008, operating income and operating income margin were $1.23 billion and 11.7%, respectively, compared with $974 million and 10.0%, respectively, in 2007. The increase in operating income was due to higher profitability at existing businesses resulting from incremental revenues including price increases, merger integration savings and productivity improvements including global sourcing and lower operating costs following restructuring actions. The increase also resulted from $48 million of lower cost of revenues charges, primarily merger-related, and from $7 million of lower restructuring and other costs in 2008, principally due to a curtailment gain in 2008 associated with a pension plan in the U.S. These increases were offset in part by a $32 million increase in amortization expense as a result of acquisition-related intangible assets from 2007 and 2008 acquisitions.

Restructuring and other costs were recorded during 2008 and 2007. In 2008, the company recorded restructuring and other costs, net, of $37 million, including $2 million of charges to cost of revenues related to the sale of inventories revalued at the date of acquisition and accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations. The company incurred $38 million of cash costs primarily for severance to reduce headcount at several businesses in response to economic uncertainty and a decline in financial markets and for abandoned facility expenses at businesses that have been or are being consolidated. The company also recorded a $7 million charge for the impairment of acquisition-related intangible assets associated with a small business unit acquired as part of Fisher, a $5 million loss from a litigation-related matter assumed as part of the merger with Fisher, a $3 million net loss on the sale of businesses and a $3 million charge for in-process research and development at an acquired business. These charges were offset by a $19 million gain on the curtailment of part of a pension plan in the U.S. In 2007, the company recorded restructuring and other costs, net, of $91 million, including $49 million of charges

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations (continued)

to cost of revenues, substantially all related to the sale of inventories revalued at the date of acquisition (principally Fisher). The company incurred $40 million of cash costs, primarily for severance, abandoned facilities and relocation expenses at businesses that have been consolidated. The company also recorded $2 million of loss on sale of a small business unit. The restructuring actions initiated in 2007 resulted in annual cost savings of approximately $11 million, primarily in the Analytical Technologies segment.

Segment Results

(Dollars in millions)	2008	2007	Change
Revenues			
Analytical Technologies	$ 4,468.6	$ 4,179.1	7%
Laboratory Products and Services	6,455.2	5,913.1	9%
Eliminations	(425.8)	(345.8)	23%
Consolidated Revenues	$ 10,498.0	$ 9,746.4	8%
Segment Income			
Analytical Technologies	$ 955.3	$ 823.6	16%
Laboratory Products and Services	913.8	813.3	12%
Subtotal Reportable Segments	1,869.1	1,636.9	14%
Cost of Revenues Charges	(1.5)	(49.2)	
Restructuring and Other Costs, Net	(35.4)	(42.2)	
Amortization of Acquisition-related Intangible Assets	(602.8)	(571.1)	
Consolidated Operating Income	$ 1,229.4	$ 974.4	26%

Income from the company's reportable segments increased 14% to $1.87 billion in 2008 due primarily to higher profitability at existing businesses, resulting from incremental revenues including price increases and productivity improvements including global sourcing and lower operating costs following restructuring actions. This improvement was offset in part by higher commodity prices.

Analytical Technologies

(Dollars in millions)	2008	2007	Change
Revenues	$ 4,468.6	$ 4,179.1	7%
Operating Income Margin	21.4%	19.7%	1.7

Sales in the Analytical Technologies segment increased $290 million to $4.47 billion in 2008. The favorable effects of currency translation resulted in an increase of $74 million in 2008. Sales increased $42 million due to acquisitions, net of divestitures. In addition to the changes in revenue resulting from currency translation and acquisitions, net of divestitures, revenues increased $174 million primarily due to higher demand and, to a lesser extent, increased prices. The higher demand was due, in part, to the introduction of new products. Growth was particularly strong in sales of scientific instruments and specialty diagnostics. Sales growth slowed in the latter part of

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations (continued)

2008 due to lower fourth quarter sales of environmental monitoring equipment and process instruments which were unfavorably affected by a downturn in industrial markets.

Operating income margin was 21.4% in 2008 and 19.7% in 2007. The increase resulted from profit on incremental revenues and, to a lesser extent, price increases and productivity improvements, including global sourcing and lower operating costs following restructuring actions.

Laboratory Products and Services

(Dollars in millions)	2008	2007	Change
Revenues	$ 6,455.2	$ 5,913.1	9%
Operating Income Margin	14.2%	13.8%	0.4

Sales in the Laboratory Products and Services segment increased $542 million to $6.46 billion in 2008. The favorable effects of currency translation resulted in an increase of $39 million in 2008. Sales increased $163 million due to acquisitions, net of divestitures. In addition to the changes in revenue resulting from currency translation and acquisitions, net of divestitures, revenues increased $340 million primarily due to higher demand and, to a lesser extent, increased prices. Sales made through the segment's research market and healthcare market channels and revenues from the company's biopharma services were particularly strong. These increases in revenue were offset in part by lower sales in early 2008 made through the segment's safety market channel. The safety market channel sales are in part dependent on expenditures for homeland security that vary based on government spending priorities.

Operating income margin increased to 14.2% in 2008 from 13.8% in 2007, primarily due to profit on incremental revenue and, to a lesser extent, price increases and productivity improvements, including global sourcing and lower operating costs following restructuring actions, offset in part by the impact of inflation on commodities such as raw resin, steel and plastics as well as higher fuel and freight costs.

Other Expense, Net

The company reported other expense, net, of $101 million and $114 million in 2008 and 2007, respectively. Other expense, net, includes interest income, interest expense, gain on investments, net, equity in earnings of unconsolidated subsidiaries and other items, net. The decrease was primarily due to $9 million of lower interest expense as a result of reduced market rates on variable rate debt and redemption of $129 million of long-term debt due in October 2008.

Provision for Income Taxes

The company's effective tax rate was 13.5% and 10.9% in 2008 and 2007, respectively. The tax provision in 2008 was favorably affected by $28 million or 2.5 percentage points resulting from the impact on deferred tax balances of a change in the apportionment of state tax rates and newly enacted reductions in tax rates in Switzerland. Aside from the impact of these items, the tax rate was unfavorably affected by an increase in income in higher tax jurisdictions. The tax provision in 2007 was favorably affected by $32 million or 3.7 percentage points resulting from enacted reductions in tax rates in the United Kingdom, Denmark, Canada and Germany on the company's deferred tax balances.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations (continued)

Discontinued Operations

During 2008, the company recorded additional proceeds and the reversal of a reserve on a note receivable related to a business divested in 2003, resulting in an after-tax gain of $6 million. The note was collected in July 2008.

In 2007, the company recorded a non-cash impairment charge of $29 million on a business held for sale and subsequently sold. The loss primarily represented the carrying value of the business in excess of the estimated disposal value. Aside from the impairment loss, the company had after-tax gains of $10 million in 2007 from discontinued operations, primarily from the receipt of additional proceeds from the sale of a business in 2000 and a revision to the company's estimate of loss from litigation related to a divested business.

Liquidity and Capital Resources

Consolidated working capital was $2.89 billion at December 31, 2009, compared with $2.81 billion at December 31, 2008. The increase was primarily due to an increase in cash. Included in working capital were cash, cash equivalents and short-term investments of $1.57 billion at December 31, 2009 and $1.29 billion at December 31, 2008.

2009

Cash provided by operating activities was $1.66 billion during 2009. Decreases in accounts receivable and inventory provided cash of $127 million and $108 million, respectively. A decrease in accounts payable used cash of $45 million. The decrease in accounts receivable resulted primarily from improved collections and the decrease in inventories resulted primarily from increased fourth quarter shipments in 2009 over the fourth quarter of 2008. The decrease in accounts payable was primarily due to the timing of payments. Payments for restructuring actions, principally severance costs and lease and other expenses of real estate consolidation, used cash of $51 million during 2009. Cash payments for income taxes totaled $330 million and $292 million in 2009 and 2008, respectively.

During 2009, the company's primary investing activities included acquisitions and the purchase of property, plant and equipment. The company expended $637 million for acquisitions and $208 million for purchases of property, plant and equipment. In January and February 2010, the company entered agreements to acquire three businesses for aggregate cash consideration of approximately $225 million and future contingent consideration of up to an additional $30 million.

The company's financing activities used $558 million of cash during 2009, principally for the extinguishment of debt and the repurchase of $415 million of the company's common stock, offset in part by net proceeds from the issuance of long-term debt of $748 million. In December 2009, the company redeemed all of the $300 million principal outstanding on its 6.75% Senior Subordinated Notes due 2014 at a redemption price of 103.375% for a total cash outlay of $317 million including accrued interest. Also in December 2009, the company repurchased in a tender offer $282 million aggregate principal amount of its 2.50% convertible Senior Notes due 2023 at $2,072.4743 per $1,000 principal amount for a total cash outlay of $587 million including accrued and unpaid interest (Note 9). The company's financing activities also included $54 million of proceeds of employee stock option exercises. On September 11, 2008, the Board of Directors authorized the repurchase of up to $500 million of the company's common stock through September 10, 2009. At December 31, 2009, no remaining authorization existed for repurchases of the company's common stock.

The company has no material commitments for purchases of property, plant and equipment and expects that for all of 2010, such expenditures will approximate $275 to $300 million.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources (continued)

As of December 31, 2009, the company's outstanding debt totaled $2.18 billion, of which approximately $0.66 billion is convertible debt, at conversion prices ranging from $23.73 to $40.20 per share. As of December 31, 2009, $340 million of the convertible debt was currently convertible. During 2009 and early 2010, holders of debentures totaling $68 million in par value exercised conversion rights. Upon an investor's election to convert, the company is required to pay the original principal portion of these debentures in cash, and the balance of the conversion value in either cash or stock, at the company's election. For any holders electing to convert in 2010, the company intends to draw on its revolving credit facility to fund any principal payments in excess of $113 million which has been classified as a current liability in the accompanying balance sheet. The facility is an unsecured revolving credit agreement expiring in 2012 with available capacity of $946 million at December 31, 2009.

The company believes that its existing cash and short-term investments of $1.57 billion as of December 31, 2009, and the company's future cash flow from operations together with available borrowing capacity under its revolving credit agreement, are sufficient to meet the cash requirements of its existing businesses for the foreseeable future, including at least the next 24 months.

2008

Cash provided by operating activities was $1.42 billion during 2008. A decrease in accounts payable used $124 million of cash due to the timing of payments at year-end. Increases in accounts receivable and inventories used cash of $51 million and $50 million, respectively, representing working capital increases associated with the growth in revenues. Cash payments for income taxes, net of refunds, totaled $292 million in 2008 compared with $125 million in 2007, primarily as a result of no longer having tax loss carryforwards in the U.S. Payments for restructuring actions, principally severance costs and lease and other expenses of real estate consolidation, used cash of $36 million during 2008.

During 2008, the company's primary investing activities included acquisitions and the purchase of property, plant and equipment. The company expended $201 million for acquisitions and $264 million for purchases of property, plant and equipment.

The company's financing activities used $228 million of cash during 2008, principally for the repurchase of $187 million of the company's common stock and repayment of $151 million of debt, offset in part by proceeds of stock option exercises. The company had proceeds of $85 million from the exercise of employee stock options and $25 million of tax benefits from the exercise of stock options.

2007

Cash provided by operating activities was $1.48 billion during 2007. Cash payments for income taxes, net of refunds, totaled $125 million in 2007. The company did not make significant U.S. estimated tax payments in 2007, primarily due to tax deductions for merger-related stock-based compensation and net operating loss carryforwards. The company made $78 million of merger related payments in 2007, which reduced operating cash. Payments for restructuring actions of the company's continuing operations, principally severance, lease costs and other expenses of real estate consolidation, used cash of $40 million during 2007.

During 2007, the primary investing activities of the company's continuing operations were acquisitions and the purchase of property, plant and equipment. The company expended $497 million on acquisitions and $176 million for purchases of property, plant and equipment. The company collected a note receivable from Newport Corporation totaling $48 million and had proceeds from the sale of property, plant and equipment of $19 million, principally real estate. The company's discontinued operations provided cash of $31 million from investing activities, principally the sale of Genevac Limited.

The company's financing activities used $929 million of cash during 2007, principally for the repayment of $464 million of short-term debt and the repurchase of $898 million of the company's common stock, offset in part by proceeds of stock option exercises. The company had proceeds of $345 million from the exercise of employee stock options and $97 million of tax benefits from the exercise of stock options.

Off-Balance Sheet Arrangements

The company did not use special purpose entities or other off-balance-sheet financing arrangements in 2007 - 2009 except for letters of credit, bank guarantees, surety bonds and other guarantees disclosed in the table below. Of the amounts disclosed in the table below for letters of credit, bank guarantees, surety bonds and other guarantees, $3.5 million relates to guarantees of the performance of third parties, principally in connection with businesses that were sold. The balance relates to guarantees of the company's own performance, primarily in the ordinary course of business.

Contractual Obligations and Other Commercial Commitments

The table below summarizes, by period due or expiration of commitment, the company's contractual obligations and other commercial commitments as of December 31, 2009.

	Payments due by Period or Expiration of Commitment				
(In millions)	2010	2011 and 2012	2013 and 2014	2015 and Thereafter	Total
Contractual Obligations and Other Commercial Commitments					
Debt principal, including short-term debt (a)	$ 117.0	$ 354.4	$ 411.7	$ 1,317.8	$ 2,200.9
Interest (b)	62.2	122.3	116.5	119.1	420.1
Capital lease obligations	0.9	0.9	0.1	—	1.9
Operating lease obligations	99.8	138.4	68.2	67.5	373.9
Unconditional purchase obligations (c)	155.7	13.7	2.8	—	172.2
Letters of credit and bank guarantees	76.9	11.6	0.4	11.8	100.7
Surety bonds and other guarantees	38.7	7.2	—	—	45.9
Pension obligations on balance sheet	23.5	51.3	57.6	95.9	228.3
Asset retirement obligations	5.1	3.7	2.7	11.0	22.5
Other (d)	7.7	—	—	—	7.7
	$ 587.5	$ 703.5	$ 660.0	$ 1,623.1	$ 3,574.1

(a) Amounts represent the expected cash payments for debt and do not include any deferred issuance costs.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources (continued)

(b) For the purpose of this calculation, amounts assume interest rates on floating rate obligations remain unchanged from levels at December 31, 2009, throughout the life of the obligation.
(c) Unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable at any time without penalty.
(d) Obligation represents funding commitments pursuant to investments held by the company.

Reserves for unrecognized tax benefits of $76.2 million have not been included in the above table due to the inability to predict the timing of tax audit resolutions.

The company has no material commitments for purchases of property, plant and equipment but expects that for 2010, such expenditures for its existing business will approximate $275 to $300 million.

In disposing of assets or businesses, the company often provides representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste facilities, and unidentified tax liabilities and legal fees related to periods prior to the disposition. The company does not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However, the company has no reason to believe that these uncertainties would have a material adverse effect on its financial position, annual results of operations or cash flows.

The company has recorded liabilities for known indemnifications included as part of environmental liabilities. See Item 1. Business – Environmental Matters for a discussion of these liabilities.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The company is exposed to market risk from changes in interest rates, currency exchange rates, commodity prices and equity prices, which could affect its future results of operations and financial condition. The company manages its exposure to these risks through its regular operating and financing activities. Additionally, the company uses short-term forward and option contracts to manage certain exposures to currencies and commodities. The company enters into these derivative contracts to hedge firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies or impacted by commodity price movement. The company engages in limited hedging activities primarily to protect the company's cash flows related to these commitments from fluctuations in currency exchange rates and from volatility in commodity prices. The company's currency-exchange contracts principally hedge transactions denominated in Euros, Swiss franc, Canadian dollars, British pounds sterling, Chinese yuan, Japanese yen and Australian dollars. Income and losses arising from these derivative contracts are recognized as offsets to losses and income resulting from the underlying exposure being hedged. The company does not enter into speculative derivative agreements.

Interest Rates

The company is exposed to changes in interest rates while conducting normal business operations as a result of ongoing investing and financing activities, which affect the company's debt as well as cash and cash equivalents. As of December 31, 2009, the company's debt portfolio was comprised of a combination of fixed and floating rate borrowings. The fair market value of the company's fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The total estimated fair value of the company's debt at December 31, 2009 and December 31, 2008 was $2.56 billion and

Item 7A. Quantitative and Qualitative Disclosures About Market Risk (continued)

$2.15 billion, respectively. Fair values were determined from available market prices using current interest rates and terms to maturity. If interest rates were to decrease by 100 basis points, the fair value of the company's debt at December 31, 2009 would increase by approximately $68 million. In 2008, a 100 basis point decrease in interest rates would have increased the fair value of the company's debt by approximately $52 million.

In addition, interest rate changes would result in a change in the company's interest expense due to variable-rate debt instruments including swap arrangements. A 100-basis-point increase in 90-day LIBOR at December 31, 2009 and 2008, would increase the company's annual pre-tax interest expense by approximately $8 million and $3 million, respectively.

Currency Exchange Rates

The company views its investment in international subsidiaries with a functional currency other than the company's reporting currency as permanent. The company's investment in international subsidiaries is sensitive to fluctuations in currency exchange rates. The functional currencies of the company's international subsidiaries are principally denominated in Euros, Canadian dollars, Japanese yen, Australian dollars, Chinese yuan and British pounds sterling. The effect of a change in currency exchange rates on the company's net investment in international subsidiaries is reflected in the "accumulated other comprehensive items" component of shareholders' equity. A 10% depreciation in year-end 2009 and 2008 functional currencies, relative to the U.S. dollar, would result in a reduction of shareholders' equity of $374 million and $306 million, respectively.

The fair value of forward currency-exchange contracts is sensitive to changes in currency exchange rates. The fair value of forward currency-exchange contracts is the estimated amount that the company would pay or receive upon termination of the contract, taking into account the change in currency exchange rates. A 10% appreciation in year-end 2009 and 2008 currency exchange rates related to the company's contracts would result in an increase in the unrealized loss on forward currency-exchange contracts of $39 million and $24 million, respectively. The unrealized gains or losses on forward currency-exchange contracts resulting from changes in currency exchange rates are expected to approximately offset losses or gains on the exposures being hedged.

Certain of the company's cash and cash equivalents are denominated in currencies other than the functional currency of the depositor and are sensitive to changes in currency exchange rates. A 10% depreciation in the related year-end 2009 and 2008 currency exchange rates applied to such cash balances would result in a negative impact of $7 million and $8 million, respectively, on the company's net income.

Equity Prices

The company's available-for-sale investment portfolio includes equity securities that are sensitive to fluctuations in price. In addition, the company's convertible obligations are sensitive to fluctuations in the price of the company's common stock. Changes in equity prices would result in changes in the fair value of the company's available-for-sale investments and convertible obligations due to the difference between the current market price and the market price at the date of purchase or issuance of the financial instrument. A 10% increase in year-end 2009 and 2008 market equity prices would increase the fair value of the company's convertible obligations by $87 million and $81 million, respectively.

Item 8. Financial Statements and Supplementary Data

This data is submitted as a separate section to this report. See Item 15 "Exhibits and Financial Statement Schedules."

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Management's Evaluation of Disclosure Controls and Procedures

The company's management, with the participation of the company's chief executive officer and chief financial officer, evaluated the effectiveness of the company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2009. Based on this evaluation, the company's chief executive officer and chief financial officer concluded that, as of December 31, 2009, the company's disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, reported and accumulated and communicated to the company's management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

The company's management, including the company's chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company's management conducted an assessment of the effectiveness of the company's internal control over financial reporting as of December 31, 2009 based on criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the company's management concluded that, as of December 31, 2009, the company's internal control over financial reporting was effective.

The company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the company's internal control over financial reporting as of December 31, 2009, as stated in their report that appears on page F-2 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There have been no changes in the company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) during the fiscal quarter ended December 31, 2009, that have materially affected or are reasonably likely to materially affect the company's internal control over financial reporting.

Item 9B. Other Information

Not applicable.

THERMO FISHER SCIENTIFIC INC.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information with respect to directors required by this Item will be contained in our definitive proxy statement to be filed with the SEC not later than 120 days after the close of business of the fiscal year (2010 Definitive Proxy Statement) and is incorporated in this report by reference.

The information with respect to executive officers required by this Item is included in Item 1 of Part I of this report.

The other information required by this Item will be contained in our 2010 Definitive Proxy Statement and is incorporated in this report by reference.

Item 11. Executive Compensation

The information required by this Item will be contained in our 2010 Definitive Proxy Statement and is incorporated in this report by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be contained in our 2010 Definitive Proxy Statement and is incorporated in this report by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be contained in our 2010 Definitive Proxy Statement and is incorporated in this report by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item will be contained in our 2010 Definitive Proxy Statement and is incorporated in this report by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) Consolidated Financial Statements (see Index on page F-1 of this report):

Report of Independent Registered Public Accounting Firm
Consolidated Statement of Income
Consolidated Balance Sheet
Consolidated Statement of Cash Flows
Consolidated Statement of Comprehensive Income and Shareholders' Equity
Notes to Consolidated Financial Statements

(2) Consolidated Financial Statement Schedule (see Index on page F-1 of this report):

Schedule II: Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable or not required, or because the required information is included either in the consolidated financial statements or in the notes thereto.

(b) Exhibits

See the Exhibit Index on page 57.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2010

THERMO FISHER SCIENTIFIC INC.

By: /s/ Marc N. Casper
Marc N. Casper
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated, as of February 26, 2010.

Signature	Title
By: /s/ Marc N. Casper Marc N. Casper	President, Chief Executive Officer and Director (Principal Executive Officer)
By: /s/ Jim P. Manzi Jim P. Manzi	Chairman of the Board and Director
By: /s/ Peter M. Wilver Peter M. Wilver	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
By: /s/ Peter E. Hornstra Peter E. Hornstra	Vice President and Chief Accounting Officer (Principal Accounting Officer)
By: /s/ Michael A. Bell Michael A. Bell	Director
By: /s/ Tyler E. Jacks Tyler E. Jacks	Director
By: /s/ Stephen P. Kaufman Stephen P. Kaufman	Director
By: /s/ Judy C. Lewent Judy C. Lewent	Director
By: /s/ Thomas J. Lynch Thomas J. Lynch	Director
By: /s/ Peter J. Manning Peter J. Manning	Director
By: /s/ William G. Parrett William G. Parrett	Director
By: /s/ Michael E. Porter Michael E. Porter	Director
By: /s/ Scott M. Sperling Scott M. Sperling	Director
By: /s/ Elaine S. Ullian Elaine S. Ullian	Director

THERMO FISHER SCIENTIFIC INC.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger by and among Thermo Electron Corporation, Trumpet Merger Corporation and Fisher Scientific International Inc., dated as of May 7, 2006 (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed May 11, 2006 [File No. 1-8002] and incorporated in this document by reference).
3.1	Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 [File No. 1-8002] and incorporated in this document by reference).
3.2	Amendment to Thermo Fisher Scientific Inc.'s Third Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).
3.3	Bylaws of the Registrant, as amended and effective as of May 15, 2008 (filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 [File No. 1-8002] and incorporated in this document by reference).
	The Registrant agrees, pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, to furnish to the Commission upon request, a copy of each instrument with respect to long-term debt of the Registrant or its consolidated subsidiaries.
4.1	Rights Agreement, dated as of September 15, 2005, by and between Thermo Electron Corporation and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit A, the Terms of Series B Junior Participating Preferred Stock, and as Exhibit B, the Form of Rights Certificate (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed September 16, 2005 [File No. 1-8002] and incorporated in this document by reference).
4.2	Amendment No. 1 to the Rights Agreement, dated as of May 7, 2006, between Thermo Electron Corporation and American Stock Transfer & Trust Company, as Rights Agent (filed as Exhibit 1.1 to the Registrant's Registration Statement on Form 8-A/A filed May 12, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.1	Thermo Fisher Scientific Inc. Deferred Compensation Plan for Directors of the Registrant, as amended and restated on September 12, 2007 (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 [File No. 1-8002] and incorporated in this document by reference).*
10.2	Thermo Fisher Scientific Inc. Directors Stock Option Plan, as amended and restated as of November 9, 2006 (filed as Exhibit 10.21 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).*
10.3	Thermo Fisher Scientific Inc. 2008 Annual Incentive Award Plan (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 22, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.4	Thermo Fisher Scientific Inc. 2001 Equity Incentive Plan, as amended and restated as of November 9, 2006 (filed as Exhibit 10.6 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 [File No. 1-8002] and incorporated in this document by reference).*
10.5	Thermo Electron Corporation Deferred Compensation Plan, effective November 1, 2001 (filed as Exhibit 10.13 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 29, 2001 [File No. 1-8002] and incorporated in this document by reference).*

THERMO FISHER SCIENTIFIC INC.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.6	Form of Amended and Restated Indemnification Agreement between the Registrant and its directors and officers (filed as Exhibit 10.2 to the Registrant's Registration Statement on Form S-4 [Reg. No. 333-90661] and incorporated in this document by reference).*
10.7	Amended and Restated Employment Agreement between the Registrant and Marijn Dekkers dated April 7, 2008 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed April 10, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.8	Executive Registry Program at the Massachusetts General Hospital (filed as Exhibit 10.74 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 [File No. 1-8002] and incorporated in this document by reference).*
10.9	Form of Executive Change in Control Retention Agreement for Officers dated May 15, 2008 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 19, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.10	Thermo Fisher Scientific Inc. Executive Severance Policy (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed May 19, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.11	Stock Option Agreement dated December 12, 2003, by and between the Registrant and Jim Manzi (filed as Exhibit 10.72 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 [File No. 1-8002] and incorporated in this document by reference).*
10.12	Credit Agreement dated August 29, 2006, among the Registrant, as borrower, Bank of America, N.A., as administrative agent and swing line lender, Bank of America, N.A. and Barclays Bank PLC, as L/C issuers, the several banks and other financial institutions or entities from time to time parties thereto, as lenders, Banc of America Securities LLC and Barclays Capital, as joint lead arrangers and joint book managers, Barclays Bank PLC, as syndication agent, and ABN AMRO Bank, N.V., Deutsche Bank Securities, Inc., and JP Morgan Chase Bank, N.A., as documentation agents (filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed September 1, 2006 [File No. 1-8002] and incorporated in this document by reference).
10.13	Form of Thermo Electron Corporation Stock Option Agreement for use in connection with the grant of stock options under certain of the Registrant's equity incentive plans to officers and directors of the Registrant (filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed March 2, 2005 [File No. 1-8002] and incorporated herein by reference).*
10.14	Form of Thermo Electron Corporation Stock Option Agreement for use in connection with the grant of stock options under the Registrant's 2005 Stock Incentive Plan to officers and directors (other than Marijn Dekkers) (filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed May 23, 2005 [File No. 1-8002] and incorporated in this document by reference).*
10.15	Form of Thermo Fisher Scientific Inc. Stock Option Agreement for use in connection with the grant of stock options under the Registrant's equity plans, as amended and restated on November 9, 2006 to officers and directors of the Registrant (other than Marijn Dekkers and Marc Casper) (filed as Exhibit 10.12 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).*
10.16	Stock Option Agreement dated November 9, 2006 with Marc Casper (filed as Exhibit 10.14 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).*

THERMO FISHER SCIENTIFIC INC.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.17	Form of Thermo Fisher Scientific Inc.'s 2006 Restricted Stock Agreement for use in connection with the grant of restricted stock under the Registrant's 2005 Stock Incentive Plan, as amended and restated on November 9, 2006 to officers of the Registrant (other than Marijn Dekkers and Marc Casper) (filed as Exhibit 10.16 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).*
10.18	Form of Thermo Fisher Scientific Inc.'s 2006 Performance Restricted Stock Agreement for use in connection with the grant of performance restricted stock under the Registrant's 2005 Stock Incentive Plan, as amended and restated on November 9, 2006 to the officers of the Registrant (filed as Exhibit 10.20 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).*
10.19	Summary of Thermo Fisher Scientific Inc. Annual Director Compensation.*
10.20	Thermo Fisher Scientific Inc. 2005 Stock Incentive Plan, as amended and restated on November 9, 2006 (filed as Exhibit 10.9 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).*
10.21	Fisher Scientific International Inc. 2005 Equity and Incentive Plan, as amended for awards granted on or after November 9, 2006 (filed as Exhibit 10.10 to the Registrant's Current Report on Form 8-K filed November 14, 2006 [File No. 1-8002] and incorporated in this document by reference).*
10.22	Summary of Annual Incentive Program of Thermo Electron Corporation (filed as Exhibit 10.66 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 [File No. 1-8002] and incorporated in this document by reference).*
10.23	Summary of 2009 Annual Cash Incentive Plan Matters (set forth in Item 5.02 to the Registrant's Current Report on Form 8-K filed March 27, 2009 [File No. 1-8002] under the heading "Annual Cash Incentive Plans – Establishment of Criteria for 2009 Bonus" and incorporated herein by reference).*
10.24	Marijn Dekkers Waiver Letter, dated as of May 7, 2006 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 11, 2006 [File No. 1-8002] and incorporated in this document by reference).*
10.25	Form of Noncompetition Agreement between the Registrant and certain key employees and executive officers.*
10.26	Retirement Plan for Non-Employee Directors of Fisher Scientific International Inc. (filed as Exhibit 10.12 to Fisher Scientific International Inc.'s Annual Report on Form 10-K for the year ended December 31, 1992, filed March 24, 1993 [File No. 1-10920] and incorporated in this document by reference).*
10.27	First Amendment to the Fisher Scientific International Inc. Retirement Plan for Non-Employee Directors (filed as Exhibit 10.04 to Fisher Scientific International Inc.'s Quarterly Report on Form 10-Q filed May 10, 2005 [File No. 1-10920] and incorporated in this document by reference).*
10.28	Amendment to Retirement Plan for Non-Employee Directors of Fisher Scientific International Inc. (filed as Exhibit 10.02 to Fisher Scientific International Inc.'s Current Report on Form 8-K filed March 7, 2006 [File No. 1-10920] and incorporated in this document by reference).*
10.29	Fisher Scientific International Inc. 2001 Equity and Incentive Plan, effective as of May 16, 2001 (filed as Annex I to Fisher Scientific International Inc.'s definitive proxy statement filed April 12, 2001 [File No. 1-10920] and incorporated in this document by reference).*

THERMO FISHER SCIENTIFIC INC.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.30	Form of Fisher Scientific International Inc. Non-Qualified Stock Option Award Agreement (Management Options — Fisher Scientific International Inc. 2001 Equity and Incentive Plan) (filed as Exhibit 10.1 to Fisher Scientific International Inc.'s Quarterly Report on Form 10-Q filed November 9, 2004 [File No. 1-10920] and incorporated in this document by reference).*
10.31	Fisher Scientific International Inc. 2005 Equity and Incentive Plan, effective as of May 6, 2005 (filed as Exhibit A to Fisher Scientific International Inc.'s definitive proxy statement filed April 4, 2005 [File No. 1-10920] and incorporated in this document by reference).*
10.32	Form of 2005 Equity and Incentive Plan Non-Qualified Stock Option Award Agreement (filed as Exhibit 10.01 to Fisher Scientific International Inc.'s Current Report on Form 8-K filed June 10, 2005 [File No. 1-10920] and incorporated in this document by reference).*
10.33	Apogent Technologies Inc. 2001 Equity Incentive Plan (filed as Exhibit 99.5 to Fisher Scientific International Inc.'s Registration Statement on Form S-8 filed August 13, 2004 [File No. 1-10920] and incorporated in this document by reference).*
10.34	Thermo Fisher Scientific Inc. Amended and Restated 2005 Deferred Compensation Plan, effective January 1, 2009 (filed as Exhibit 10.43 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.35	Description of Amendments to certain Stock Option Plans made in February 2008 (filed as Exhibit 10.75 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 [File No. 1-8002] and incorporated in this document by reference).*
10.36	Amendment dated February 27, 2008 to Thermo Fisher Scientific Inc. Directors Stock Option Plan, as amended and restated as of November 9, 2006 (filed as Exhibit 10.78 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 [File No. 1-8002] and incorporated in this document by reference).*
10.37	Amendment dated February 27, 2008 to Thermo Fisher Scientific Inc. 2005 Stock Incentive Plan, as amended and restated on November 9, 2006 (filed as Exhibit 10.79 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 [File No. 1-8002] and incorporated in this document by reference).*
10.38	Amendment dated February 27, 2008 to Fisher Scientific International Inc. 2005 Equity and Incentive Plan, as amended and restated on November 9, 2006 (filed as Exhibit 10.80 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 [File No. 1-8002] and incorporated in this document by reference).*
10.39	Amendment dated February 27, 2008 to Thermo Fisher Scientific Inc. 2001 Equity Incentive Plan, as amended and restated on November 9, 2006 (filed as Exhibit 10.81 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 [File No. 1-8002] and incorporated in this document by reference).*
10.40	Form of Thermo Fisher Scientific Stock Option Agreement for use in connection with the grant of stock options under the Registrant's equity plans to directors of the Registrant (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 28, 2008 [File No. 1-8002] and incorporated in this document by reference).*

THERMO FISHER SCIENTIFIC INC.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.41	Thermo Fisher Scientific Inc. 2008 Stock Incentive Plan (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed May 22, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.42	Stock Option Agreement dated May 15, 2008 between the Registrant and Marc Casper (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed May 19, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.43	Form of Thermo Fisher Scientific Inc.'s March 2008 Performance Restricted Stock Agreement for use in connection with the grant of performance restricted stock under the Registrant's 2005 Stock Incentive Plan, as amended and restated on November 9, 2006 to officers of the Registrant (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed March 10, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.44	Letter Agreement dated April 7, 2008, between the Registrant and Marijn Dekkers (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed April 10, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.45	Letter Agreement dated April 7, 2008, between the Registrant and Marijn Dekkers (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed April 10, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.46	Form of Executive Change in Control Retention Agreement for Officers (for officers appointed after February 26, 2009) (filed as Exhibit 10.55 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 [File No. 1-8002] and incorporated in this document by reference).*
10.47	Form of Thermo Fisher Scientific Inc.'s February 2009 Performance Restricted Stock Unit Agreement (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed February 27, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.48	Form of Thermo Fisher Scientific Inc.'s February 2009 Restricted Stock Unit Agreement (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed February 27, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.49	Letter Agreement dated March 3, 2009, between the Registrant and Stephen Sheehan (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 28, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.50	Supplemental Retirement Agreement dated July 8, 2009 by and between Thermo Fisher Scientific Inc. and Marijn Dekkers (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed July 9, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.51	Amendment No. 1 to Thermo Fisher Scientific Inc. Amended and Restated 2005 Deferred Compensation Plan (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 27, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.52	Stock Option Agreement, between Marc Casper and the Registrant, dated November 21, 2009 (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed November 25, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.53	Stock Option Agreement, between Marc Casper and the Registrant, dated November 21, 2009 (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed November 25, 2009 [File No. 1-8002] and incorporated in this document by reference).*

THERMO FISHER SCIENTIFIC INC.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
10.54	Time-Based Restricted Stock Unit Agreement between Marc Casper and the Registrant, dated November 21, 2009 (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed November 25, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.55	Performance-Based Restricted Stock Unit Agreement between Marc Casper and the Registrant, dated November 21, 2009 (filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed November 25, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.56	2009 Restatement of Executive Severance Agreement, between Marc Casper and the Registrant, dated November 21, 2009 (filed as Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed November 25, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.57	Executive Change In Control Retention Agreement, between Marc Casper and the Registrant, dated November 21, 2009 (filed as Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed November 25, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.58	Noncompetition Agreement, between Marc Casper and the Registrant, dated November 21, 2009 (filed as Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed November 25, 2009 [File No. 1-8002] and incorporated in this document by reference).*
10.59	Amendment No. 1 to Executive Severance Policy (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed February 25, 2010 [File No. 1-8002] and incorporated in this document by reference).*
10.60	Amendment No. 1 to 2009 Restatement of Executive Severance Agreement, dated February 25, 2010, between the Registrant and Marc N. Casper (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed February 25, 2010 [File No. 1-8002] and incorporated in this document by reference).*
21	Subsidiaries of the Registrant.
23.1	Consent of PricewaterhouseCoopers LLP.
31.1	Certification of Chief Executive Officer required by Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer required by Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer required by Exchange Act Rules 13a-14(b) and 15d-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
32.2	Certification of Chief Financial Officer required by Exchange Act Rules 13a-14(b) and 15d-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Definition Linkbase Document.
101.LAB	XBRL Taxonomy Label Linkbase Document.
101.PRE	XBRL Taxonomy Presentation Linkbase Document.

THERMO FISHER SCIENTIFIC INC.

EXHIBIT INDEX

---

*Indicates management contract or compensatory plan, contract or arrangement.

**Certification is not deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that section. Such certification is not deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act except to the extent that the registrant specifically incorporates it by reference.

Attached as Exhibit 101 to this report are the following formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Statements of Income for the years ended December 31, 2009, 2008 and 2007, (ii) Consolidated Balance Sheets at December 31, 2009, and 2008, (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007, (iv) Consolidated Statement of Comprehensive Income and Shareholders' Equity for the years ended December 31, 2009, 2008 and 2007 and (v) Notes to Consolidated Financial Statements.

In accordance with Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this Annual Report on Form 10-K is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act, is deemed not filed for purposes of section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

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THERMO FISHER SCIENTIFIC INC.

INDEX OF CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

The following Consolidated Financial Statements of the Registrant and its subsidiaries are required to be included in Item 15:

The following Consolidated Financial Statement Schedule of the Registrant and its subsidiaries is filed as part of this Report as required to be included in Item 15(a):

Note: All other financial statement schedules are omitted because they are not applicable or not required, or because the required information is included in the consolidated financial statements or in the notes thereto.

THERMO FISHER SCIENTIFIC INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Thermo Fisher Scientific Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Thermo Fisher Scientific Inc. and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A of Thermo Fisher Scientific Inc.'s Annual Report on Form 10-K. Our responsibility is to express opinions on these financial statements, the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for certain convertible debt instruments effective January 1, 2009.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



Boston, Massachusetts
February 26, 2010

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED STATEMENT OF INCOME

(In millions except per share amounts)	Year Ended December 31, 2009	2008	2007
Revenues			
Product revenues	$ 8,523.7	$ 8,838.8	$ 8,300.6
Service revenues	1,586.0	1,659.2	1,445.8
	10,109.7	10,498.0	9,746.4
Costs and Operating Expenses:			
Cost of product revenues	5,157.9	5,299.6	5,079.3
Cost of service revenues	927.1	992.2	862.7
Selling, general and administrative expenses	2,668.9	2,692.3	2,549.1
Research and development expenses	246.1	249.1	238.7
Restructuring and other costs, net	60.8	35.4	42.2
	9,060.8	9,268.6	8,772.0
Operating Income	1,048.9	1,229.4	974.4
Other Expense, Net	(121.8)	(101.4)	(113.8)
Income from Continuing Operations Before Provision for Income Taxes	927.1	1,128.0	860.6
Provision for Income Taxes	(75.8)	(152.6)	(93.7)
Income from Continuing Operations	851.3	975.4	766.9
(Loss) Gain on Disposal of Discontinued Operations, Net (net of income tax benefit of $0.6 in 2009 and income tax provision of $3.5 in 2008 and $4.2 in 2007)	(1.0)	5.5	(18.5)
Net Income	$ 850.3	$ 980.9	$ 748.4
Earnings per Share from Continuing Operations			
Basic	$ 2.06	$ 2.33	$ 1.82
Diluted	$ 2.01	$ 2.24	$ 1.73
Earnings per Share			
Basic	$ 2.06	$ 2.34	$ 1.77
Diluted	$ 2.01	$ 2.25	$ 1.69
Weighted Average Shares			
Basic	412.4	418.2	421.5
Diluted	422.8	434.7	443.6

The accompanying notes are an integral part of these consolidated financial statements.

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED BALANCE SHEET

(In millions)	December 31, 2009	December 31, 2008
Assets		
Current Assets:		
Cash and cash equivalents	$ 1,564.1	$ 1,280.5
Short-term investments, at quoted market value	7.1	7.5
Accounts receivable, less allowances of $47.2 and $43.1	1,409.6	1,478.1
Inventories	1,131.4	1,171.4
Deferred tax assets	160.0	161.7
Other current assets	258.7	246.7
	4,530.9	4,345.9
Property, Plant and Equipment, at Cost, Net	1,333.4	1,275.3
Acquisition-related Intangible Assets, Net	6,337.0	6,423.2
Other Assets	440.8	367.9
Goodwill	8,982.9	8,677.7
	$ 21,625.0	$ 21,090.0

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED BALANCE SHEET (Continued)

(In millions except share amounts)	December 31, 2009	2008
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term obligations and current maturities of long-term obligations	$ 117.5	$ 14.8
Accounts payable	533.6	539.5
Accrued payroll and employee benefits	286.0	296.2
Accrued income taxes	28.4	32.9
Deferred revenue	139.8	135.3
Other accrued expenses	534.0	521.5
	1,639.3	1,540.2
Deferred Income Taxes	1,933.8	1,994.2
Other Long-term Liabilities	555.1	601.7
Long-term Obligations	2,064.0	2,003.2
Commitments and Contingencies (Note 10)		
Incremental Convertible Debt Obligation	1.9	24.2
Shareholders' Equity:		
Preferred stock, $100 par value, 50,000 shares authorized; none issued		
Common stock, $1 par value, 1,200,000,000 shares authorized; 423,875,260 and 421,791,009 shares issued	423.9	421.8
Capital in excess of par value	11,140.7	11,301.3
Retained earnings	4,350.8	3,500.5
Treasury stock at cost, 14,564,637 and 3,825,245 shares	(576.5)	(151.3)
Accumulated other comprehensive items	92.0	(145.8)
	15,430.9	14,926.5
	$ 21,625.0	$ 21,090.0

The accompanying notes are an integral part of these consolidated financial statements.

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions)	Year Ended December 31, 2009	2008	2007
Operating Activities			
Net Income	$ 850.3	$ 980.9	$ 748.4
Loss (gain) on disposal of discontinued operations	1.0	(5.5)	18.5
Income from continuing operations	851.3	975.4	766.9
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	787.3	792.7	756.8
Change in deferred income taxes	(248.6)	(131.4)	(98.8)
Non-cash stock-based compensation	68.1	57.1	51.1
Non-cash interest expense on convertible debt	22.5	21.6	20.7
Non-cash charges for sale of inventories revalued at the date of acquisition	3.7	1.0	48.3
Tax benefits from stock-based compensation awards	(2.6)	(25.4)	(96.8)
Other non-cash expenses, net	63.8	48.5	61.4
Changes in assets and liabilities, excluding the effects of acquisitions and dispositions:			
Accounts receivable	127.3	(50.9)	(10.0)
Inventories	108.2	(49.6)	(14.0)
Other assets	(18.4)	(40.6)	(13.9)
Accounts payable	(44.9)	(123.9)	6.9
Other liabilities	(16.3)	(32.0)	60.8
Contributions to retirement plans	(41.1)	(20.7)	(54.2)
Net cash provided by continuing operations	1,660.3	1,421.8	1,485.2
Net cash used in discontinued operations	(1.1)	(1.6)	(1.7)
Net cash provided by operating activities	1,659.2	1,420.2	1,483.5
Investing Activities			
Acquisitions, net of cash acquired	(637.3)	(201.5)	(492.5)
Purchase of property, plant and equipment	(207.5)	(264.4)	(175.5)
Proceeds from sale of property, plant and equipment	13.4	15.4	19.2
Purchase of available-for-sale investments	—	(0.1)	(8.1)
Proceeds from sale of available-for-sale investments	0.8	0.6	7.7
Proceeds from sale of businesses, net of cash divested	4.4	3.5	—
Distribution from retirement trust to fund disbursements	0.4	0.8	25.6
Collection of notes receivable	0.3	—	48.2
Increase in other assets	(4.0)	(12.2)	(41.9)
Net cash used in continuing operations	(829.5)	(457.9)	(617.3)
Net cash provided by discontinued operations	—	7.9	31.3
Net cash used in investing activities	$ (829.5)	$ (450.0)	$ (586.0)

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

(In millions)	Year Ended December 31, 2009	2008	2007
Financing Activities			
Decrease in short-term notes payable	$ (21.1)	$ (15.4)	$ (463.5)
Purchases of company common stock	(414.6)	(187.4)	(898.0)
Net proceeds from issuance of company common stock	54.4	85.1	345.4
Tax benefits from stock-based compensation awards	2.6	25.4	96.8
Net proceeds from issuance of long-term debt	748.2	—	0.8
Settlement of convertible debt	(615.5)	(4.7)	(0.1)
Redemption and repayment of long-term obligations	(311.5)	(131.4)	(10.1)
Net cash used in financing activities	(557.5)	(228.4)	(928.7)
Exchange Rate Effect on Cash of Continuing Operations	11.4	(86.4)	(11.1)
Increase (Decrease) in Cash and Cash Equivalents	283.6	655.4	(42.3)
Cash and Cash Equivalents at Beginning of Year	1,280.5	625.1	667.4
Cash and Cash Equivalents at End of Year	$ 1,564.1	$ 1,280.5	$ 625.1

See Note 13 for supplemental cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND SHAREHOLDERS' EQUITY

(In millions except share amounts)	Year Ended December 31, 2009	2008	2007
Comprehensive Income			
Net Income	$ 850.3	$ 980.9	$ 748.4
Other Comprehensive Items:			
Currency translation adjustment	198.8	(431.6)	200.9
Unrealized gains (losses) on available-for-sale investments, net of tax	2.2	(1.3)	1.5
Unrealized gains on hedging instruments, net of tax	0.2	0.2	0.3
Pension and other postretirement benefit liability adjustments, net of tax	36.6	(101.5)	35.5
	237.8	(534.2)	238.2
	$ 1,088.1	$ 446.7	$ 986.6
Shareholders' Equity			
Common Stock, $1 Par Value:			
Balance at beginning of year (421,791,009; 439,340,851 and 424,240,292 shares)	$ 421.8	$ 439.3	$ 424.2
Issuance of shares for conversion of debt (74,089 and 9,536 shares)	—	0.1	—
Retirement of treasury shares (25,000,000 shares)	—	(25.0)	—
Issuance of shares upon exercise of warrants (3,307,170 shares)	—	3.3	—
Issuance of shares under employees' and directors' stock plans (2,084,251; 4,068,899 and 15,091,023 shares)	2.1	4.1	15.1
Balance at end of year (423,875,260; 421,791,009 and 439,340,851 shares)	423.9	421.8	439.3
Capital in Excess of Par Value:			
Balance at beginning of year	11,301.3	12,273.6	11,779.9
Settlement of convertible debt	(312.8)	(0.2)	0.4
Retirement of treasury shares	—	(1,193.2)	—
Issuance of shares upon exercise of warrants	—	12.7	—
Activity under employees' and directors' stock plans	63.4	88.2	316.6
Stock-based compensation	68.1	57.1	56.9
Tax benefit related to employees' and directors' stock plans	(1.6)	25.1	99.1
Reclassification from temporary equity	22.3	38.0	20.7
Balance at end of year	$ 11,140.7	$ 11,301.3	$ 12,273.6

THERMO FISHER SCIENTIFIC INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND SHAREHOLDERS' EQUITY (Continued)

(In millions except share amounts)	Year Ended December 31, 2009	2008	2007
Retained Earnings			
Balance at beginning of year	$ 3,500.5	$ 2,519.6	$ 1,771.2
Net Income	850.3	980.9	748.4
Balance at end of year	4,350.8	3,500.5	2,519.6
Treasury Stock:			
Balance at beginning of year (3,825,245; 24,102,880 and 7,635,184 shares)	(151.3)	(1,157.3)	(246.4)
Purchases of company common stock (10,463,757; 4,273,950 and 16,370,945 shares)	(414.6)	(187.4)	(898.0)
Retirement of treasury shares (25,000,000 shares)	—	1,218.2	—
Shares received for exercise of warrants (280,540 shares)	—	(16.0)	—
Activity under employees' and directors' stock plans (275,635; 167,875 and 96,751 shares)	(10.6)	(8.8)	(12.9)
Balance at end of year (14,564,637; 3,825,245 and 24,102,880 shares)	(576.5)	(151.3)	(1,157.3)
Accumulated Other Comprehensive Items:			
Balance at beginning of year	(145.8)	388.4	150.2
Other comprehensive items	237.8	(534.2)	238.2
Balance at end of year	92.0	(145.8)	388.4
	$ 15,430.9	$ 14,926.5	$ 14,463.6

The accompanying notes are an integral part of these consolidated financial statements.

THERMO FISHER SCIENTIFIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Thermo Fisher Scientific Inc. (the company) enables customers to make the world healthier, cleaner and safer. The company offers customers a complete range of high-end analytical instruments, software, services, consumables and reagents to enable integrated laboratory workflow solutions and a complete portfolio of laboratory equipment, chemicals, supplies and services used in healthcare, scientific research, safety and education. Markets served include pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as environmental and industrial process control settings.

Principles of Consolidation

The accompanying financial statements include the accounts of the company and its wholly and majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated. The company accounts for investments in businesses in which it owns between 20% and 50% using the equity method.

Subsequent Events

The company has evaluated events and transactions occurring after the balance sheet date through February 26, 2010 for recognition or disclosure in the consolidated financial statements and notes.

Revenue Recognition and Accounts Receivable

Revenue is recognized after all significant obligations have been met, collectability is probable and title has passed, which typically occurs upon shipment or delivery or completion of services. If customer-specific acceptance criteria exist, the company recognizes revenue after demonstrating adherence to the acceptance criteria. The company recognizes revenue and related costs for arrangements with multiple deliverables, such as equipment and installation, as each element is delivered or completed based upon its relative fair value. If fair value is not available for any undelivered element, revenue for all elements is deferred until delivery is completed. When a portion of the customer's payment is not due until installation or acceptance, the company defers that portion of the revenue until completion of installation or acceptance has been obtained. Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded.

The company recognizes revenue from the sale of software. License fee revenues relate primarily to sales of perpetual licenses to end-users and are recognized when a formal agreement exists, the license fee is fixed and determinable, delivery of the software has occurred and collection is probable. Software arrangements with customers often include multiple elements, including software products, maintenance and support. The company recognizes software license fees based on the residual method after all elements have either been delivered or vendor specific objective evidence (VSOE) of fair value exists for such undelivered elements. In the event VSOE is not available for any undelivered element, revenue for all elements is deferred until delivery is completed. Revenues from software maintenance and support contracts are recognized on a straight-line basis over the term of the contract, which is generally a period of one year. VSOE of fair value of software maintenance and support is determined based on the price charged for the maintenance and support when sold separately. Revenues from training and consulting services are recognized as services are performed, based on VSOE, which is determined by reference to the price customers pay when the services are sold separately.

Service revenues represent the company's service offerings including biopharma outsourcing, asset management, diagnostic testing, training, service contracts, and field service including related time and materials. Service revenues are recognized as the service is performed. Revenues for service contracts are recognized ratably over the contract period.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Accounts receivable are recorded at the invoiced amount and do not bear interest. The company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to pay amounts due. The allowance for doubtful accounts is the company's best estimate of the amount of probable credit losses in existing accounts receivable. The company determines the allowance based on historical write-off experience. Past due balances are reviewed individually for collectability. Account balances are charged off against the allowance when the company believes it is probable the receivable will not be recovered. The company does not have any off-balance-sheet credit exposure related to customers.

The company records shipping and handling charges billed to customers in net sales and records shipping and handling costs in cost of product revenues for all periods presented.

Deferred revenue in the accompanying balance sheet consists primarily of unearned revenue on service contracts, which is recognized ratably over the terms of the contracts. Substantially all of the deferred revenue in the accompanying 2009 balance sheet will be recognized within one year.

Warranty Obligations

The company provides for the estimated cost of product warranties, primarily from historical information, in cost of product revenues at the time product revenue is recognized. While the company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component supplies, the company's warranty obligation is affected by product failure rates, utilization levels, material usage, service delivery costs incurred in correcting a product failure and supplier warranties on parts delivered to the company. Should actual product failure rates, utilization levels, material usage, service delivery costs or supplier warranties on parts differ from the company's estimates, revisions to the estimated warranty liability would be required. The liability for warranties is included in other accrued expenses in the accompanying balance sheet. The changes in the carrying amount of warranty obligations are as follows:

(In millions)	
Balance at December 31, 2007	$ 50.6
Provision charged to income	34.7
Usage	(38.0)
Acquisitions	0.3
Adjustments to previously provided warranties, net	(1.8)
Other, net (a)	(1.7)
Balance at December 31, 2008	44.1
Provision charged to income	38.9
Usage	(40.6)
Acquisitions	0.5
Adjustments to previously provided warranties, net	1.9
Other, net (a)	0.4
Balance at December 31, 2009	$ 45.2

(a) Primarily represents the effects of currency translation

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Income Taxes

The company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

The financial statements reflect expected future tax consequences of uncertain tax positions that the company has taken or expects to take on a tax return presuming the taxing authorities' full knowledge of the positions and all relevant facts, but without discounting for the time value of money (Note 7).

Earnings per Share

Basic earnings per share has been computed by dividing net income by the weighted average number of shares outstanding during the year. Except where the result would be antidilutive to income from continuing operations, diluted earnings per share has been computed using the treasury stock method for the convertible obligations, warrants and the exercise of stock options, as well as their related income tax effects (Note 8).

Cash and Cash Equivalents

Cash equivalents consists principally of money market funds, commercial paper and other marketable securities purchased with an original maturity of three months or less. These investments are carried at cost, which approximates market value.

Investments

The company's marketable equity and debt securities that are part of its cash management activities are considered short-term investments in the accompanying balance sheet. Such securities principally represent available-for-sale investments. In addition, the company owns marketable equity securities that represent less than 20% ownership and for which the company does not have the ability to exert significant influence. Such investments are also considered available-for-sale. All available-for-sale securities are carried at market value, with the difference between cost and market value, net of related tax effects, recorded in the "Accumulated other comprehensive items" component of shareholders' equity (Notes 11 and 12). Decreases in market values of individual securities below cost for a duration of six to nine months are deemed indicative of other than temporary impairment, and the company assesses the need to write down the carrying amount of the investments to market value through other expense, net, in the accompanying statement of income (Note 4). Should a decrease in the market value of debt securities be deemed attributable to non-credit loss conditions, however, no impairment is recorded in the statement of income if the company has the ability and intent to hold the investment to maturity.

Other investments for which there are not readily determinable market values are accounted for under the cost method of accounting. The company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting, which provides that they are recorded at the lower of cost or estimated net realizable value. At December 31, 2009 and 2008, the company had cost method investments with carrying amounts of $10.4 million which are included in other assets.

Inventories

Inventories are valued at the lower of cost or market, cost being determined principally by the first-in, first-out (FIFO) method with certain of the company's businesses utilizing the last-in, first-out (LIFO) method. The company periodically reviews quantities of inventories on hand and compares these amounts to the expected use of each product

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

or product line. In addition, the company has certain inventory that is subject to fluctuating market pricing. The company assesses the carrying value of this inventory based on a lower of cost or market analysis. The company records a charge to cost of sales for the amount required to reduce the carrying value of inventory to net realizable value. Costs associated with the procurement of inventories, such as inbound freight charges, purchasing and receiving costs, and internal transfer costs, are included in cost of revenues in the accompanying statement of income. The components of inventories are as follows:

(In millions)	December 31, 2009	December 31, 2008
Raw Materials	$ 262.8	$ 310.6
Work in Process	115.5	120.3
Finished Goods	753.1	740.5
	$ 1,131.4	$ 1,171.4

The value of inventories maintained using the LIFO method was $164.1 million and $178.6 million at December 31, 2009 and 2008, respectively, which was below estimated replacement cost by $17.4 million and $11.9 million, respectively. The company recorded a reduction in cost of revenues as a result of the liquidation of LIFO inventories of $1.4 million and $0.2 million in 2009 and 2008, respectively, and a nominal benefit in 2007.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 25 to 40 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts and only the resulting gain or loss is reflected in the accompanying statement of income. Property, plant and equipment consists of the following:

(In millions)	December 31, 2009	December 31, 2008
Land	$ 146.2	$ 143.4
Buildings and Improvements	674.6	593.0
Machinery, Equipment and Leasehold Improvements	1,251.0	1,118.4
	2,071.8	1,854.8
Less: Accumulated Depreciation and Amortization	738.4	579.5
	$ 1,333.4	$ 1,275.3

Depreciation and amortization expense of property, plant and equipment including amortization of assets held under capital leases, was $190.3 million, $189.9 million and $185.7 million in 2009, 2008 and 2007, respectively.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Acquisition-related Intangible Assets

Acquisition-related intangible assets include the costs of acquired product technology, patents, tradenames and other specifically identifiable intangible assets, and are being amortized using the straight-line method over their estimated useful lives, which range from 3 to 20 years. In addition, the company has tradenames that have indefinite lives and which are not amortized. The company reviews other intangible assets for impairment when indication of potential impairment exists, such as a significant reduction in cash flows associated with the assets. Intangible assets with indefinite lives are reviewed for impairment annually or whenever events or changes in circumstances indicate they may be impaired. Acquisition-related intangible assets are as follows:

(Dollars in millions)	Gross	Accumulated Amortization	Net
2009			
Definite Lives:			
Customer relationships	$ 5,117.8	$ (1,381.6)	$ 3,736.2
Product technology	1,217.2	(452.2)	765.0
Tradenames	715.6	(211.7)	503.9
Patents	20.3	(17.7)	2.6
Other	13.3	(10.9)	2.4
	7,084.2	(2,074.1)	5,010.1
Indefinite Lives:			
Tradenames	1,326.9	—	1,326.9
	$ 8,411.1	$ (2,074.1)	$ 6,337.0
2008			
Definite Lives:			
Customer relationships	$ 4,751.3	$ (946.7)	$ 3,804.6
Product technology	1,055.0	(320.2)	734.8
Tradenames	690.9	(142.7)	548.2
Patents	20.0	(16.7)	3.3
Other	12.3	(6.9)	5.4
	6,529.5	(1,433.2)	5,096.3
Indefinite Lives:			
Tradenames	1,326.9	—	1,326.9
	$ 7,856.4	$ (1,433.2)	$ 6,423.2

THERMO FISHER SCIENTIFIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

The estimated future amortization expense of acquisition-related intangible assets with definite lives is as follows:

(In millions)		
2010	$	554.3
2011		527.8
2012		518.5
2013		503.8
2014		473.0
2015 and thereafter		2,432.7
	$	5,010.1

Amortization of acquisition-related intangible assets was $597.0 million, $602.8 million and $571.1 million in 2009, 2008 and 2007, respectively.

Other Assets

Other assets in the accompanying balance sheet include deferred tax assets, insurance recovery receivables related to product liability matters, notes receivable, cash surrender value of life insurance, deferred debt expense, capitalized catalog costs, cost-method investments, investments in joint ventures and other assets.

In May and July 2007, the company contributed businesses with annualized third-party revenues and net assets of $43 million and $101 million, respectively, to newly formed joint ventures with third parties. The joint ventures were formed to combine the company's capabilities with those of businesses contributed by the respective joint venture partners in the fields of integrated response technology services and disposable laboratory glass products. The company owns 49% - 50% of the joint ventures and, following the formation of these entities, no longer consolidates the results of the subsidiaries that were contributed but instead records its pro rata share of the joint ventures' results in other expense, net, in the accompanying statement of income, using the equity method of accounting. The results of the joint ventures were not material from their formation through December 31, 2009. The company made purchases of products for resale from the glass products joint venture totaling $45.1 million, $47.2 million and $20.9 million in 2009, 2008 and 2007, respectively.

Goodwill

The company assesses the realizability of goodwill annually and whenever events or changes in circumstances indicate it may be impaired. Such events or circumstances generally include the occurrence of operating losses or a significant decline in earnings associated with one or more of the company's reporting units. The company estimates the fair value of its reporting units by using forecasts of discounted future cash flows and peer market multiples. When an impairment is indicated, any excess of carrying value over the implied fair value of goodwill is recorded as an operating loss. The company completed annual tests for impairment at December 31, 2009 and 2008, and determined that goodwill was not impaired.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

The changes in the carrying amount of goodwill by segment are as follows:

(In millions)	Analytical Technologies	Laboratory Products and Services	Total
Balance at December 31, 2007	$ 3,197.9	$ 5,515.3	$ 8,713.2
Acquisitions	54.9	39.7	94.6
Tax benefits from exercise of stock options	(2.9)	(6.1)	(9.0)
Finalization of purchase price allocations for 2007 acquisitions	(0.8)	(2.7)	(3.5)
Reversal of tax valuation allowance established at date of Fisher merger	(13.6)	(28.3)	(41.9)
Currency translation	(46.3)	(19.1)	(65.4)
Other	(2.8)	(7.5)	(10.3)
Balance at December 31, 2008	3,186.4	5,491.3	8,677.7
Acquisitions	202.7	67.0	269.7
Tax benefits from exercise of stock options	(0.7)	(1.6)	(2.3)
Finalization of purchase price allocations for 2008 acquisitions	(0.6)	3.4	2.8
Currency translation	19.4	21.0	40.4
Other	(7.4)	2.0	(5.4)
Balance at December 31, 2009	$ 3,399.8	$ 5,583.1	$ 8,982.9

Asset Retirement Obligations

The company reviews legal obligations associated with the retirement of long-lived assets that result from contractual obligations or the acquisition, construction, development and/or normal use of the assets. If it is determined that a legal obligation exists, regardless of whether the obligation is conditional on a future event, the fair value of the liability for an asset retirement obligation is recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset, and this additional carrying amount is depreciated over the life of the asset. The difference between the gross expected future cash flow and its present value is accreted over the life of the related lease as interest expense. At December 31, 2009 and 2008, the company had recorded asset retirement obligations of $22.5 million and $23.9 million, respectively.

Accounts Payable

The company reclassifies net book overdrafts to accounts payable at period end. Amounts reclassified to accounts payable totaled $0.9 million and $24.5 million at December 31, 2009 and 2008, respectively.

Loss Contingencies

Accruals are recorded for various contingencies, including legal proceedings, environmental, workers' compensation, product, general and auto liabilities, self-insurance and other claims that arise in the normal course of business. The accruals are based on management's judgment, historical claims experience, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel and actuarial estimates. Additionally, the company records receivables from third-party insurers up to the amount of the loss when recovery has been determined to be probable. Liabilities acquired in acquisitions have been recorded at their fair value and, as such, were discounted to their present value at the dates of acquisition.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Advertising

The company expenses advertising costs as incurred, except for certain direct-response advertising, which is capitalized and amortized on a straight-line basis over its expected period of future benefit, generally one to three years. The company has capitalized advertising costs of $6.3 million and $13.4 million at December 31, 2009 and 2008, respectively, included in other assets in the accompanying balance sheet. Direct-response advertising consists of external catalog production and mailing costs, and amortization begins on the date the catalogs are first mailed. Advertising expense, which includes amortization of capitalized direct-response advertising, as described above, was $72.9 million, $78.5 million and $76.0 million in 2009, 2008 and 2007, respectively. Included in advertising expense was catalog amortization of $11.1 million, $13.1 million and $12.7 million for 2009, 2008 and 2007, respectively.

Currency Translation

All assets and liabilities of the company's non-U.S. subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected in the "Accumulated other comprehensive items" component of shareholders' equity. Currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

Derivative Contracts

The company is exposed to certain risks relating to its ongoing business operations including changes to interest rates, currency exchange rates and commodity prices. The company uses derivative instruments primarily to manage currency exchange and interest rate risks. The company recognizes all derivatives, including forward currency-exchange contracts, in the balance sheet at fair value. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Derivatives that are not designated as hedges are recorded at fair value through earnings.

The company uses short-term forward and option currency-exchange contracts primarily to hedge certain operational and balance sheet exposures resulting from changes in currency exchange rates. Such exposures result from purchases, sales and intercompany loans that are denominated in currencies other than the functional currencies of the respective operations. These contracts principally hedge transactions denominated in Euros, Swiss francs, Canadian dollars, British pounds sterling, Chinese yuan, Japanese yen and Australian dollars. The company enters into these currency-exchange contracts to hedge anticipated product purchases and sales as well as assets and liabilities arising in the normal course of business, principally accounts receivable and intercompany loans. Accordingly, the hedges are not speculative in nature. As part of the company's overall strategy to manage the level of exposure to the risk of currency-exchange fluctuations, some business units hedge a portion of their currency exposures anticipated over the ensuing 12-month period, using exchange contracts that have maturities of 12 months or less. The company has elected not to account for its forward-currency exchange contracts entered into for purposes other than anticipated purchases or sales as hedges. These derivatives are recorded at fair value in its balance sheet in other current assets or other accrued expenses with the changes in fair value reflected immediately in earnings (Note 12). As of December 31, 2009, the company had no outstanding foreign exchange contracts that were hedging anticipated purchases or sales. The company does not hold or engage in transactions involving derivative instruments for purposes other than risk management.

Cash flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. As

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

of December 31, 2009, the company had no outstanding derivative contracts that were accounted for as cash flow hedges.

Fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in earnings. During 2009, in connection with new debt issuances, the company entered into interest rate swap arrangements (Notes 9 and 12). The company includes the gain or loss on the hedged items (fixed-rate debt) in the same line item (interest expense) as the offsetting loss or gain on the related interest rate swaps.

Recent Accounting Pronouncements

In September 2006, the FASB issued a pronouncement concerning fair value measurement accounting. This guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The rule applies to other accounting pronouncements that require or permit fair value measurements but does not require any new fair value measurements. The pronouncement was effective for the company's monetary assets and liabilities in the first quarter of 2008 and for non-financial assets and liabilities beginning January 1, 2009. There was no material effect from adoption.

In December 2007, the FASB revised the accounting rules concerning business combinations. This revised guidance does the following: requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose certain information to enable users to understand the nature and financial effect of the business combination. The rules require that cash outflows such as transaction costs and post-acquisition restructuring be charged to expense instead of capitalized as a cost of the acquisition. Contingent purchase price is recorded at its initial fair value and then re-measured periodically through adjustments to net income. The revised guidance was effective for the company, on a prospective basis, beginning January 1, 2009. There was no impact upon adoption; however, the rule changes may materially affect the accounting for any future business combinations.

In December 2007, the FASB issued new rules on noncontrolling interests in consolidated financial statements. The noncontrolling interest guidance changed the accounting for minority interests, which are reclassified as noncontrolling interests and classified as a component of equity. This guidance was effective for the company beginning January 1, 2009, and there was no effect from adoption.

In March 2008, the FASB issued a pronouncement pertaining to disclosures about derivative instruments and hedging activities. This guidance requires disclosures of how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The rule was effective for the company beginning January 1, 2009, and there was no material effect from adoption.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

In May 2008, the FASB issued new rules on the accounting for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement of such debt instruments. The rules require the issuers of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components in a manner that reflects the issuer's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The new guidance was effective for the company beginning January 1, 2009. The rules required adjustment of prior periods to conform to current accounting. The company's cash payments for interest have not been affected, but adoption increased the company's reported interest expense for all periods presented in a manner that reflects interest rates of similar non-convertible debt.

The incremental effects of applying this convertible debt accounting on individual line items in the consolidated balance sheet at December 31, 2008, were as follows:

(Dollars in millions)	Before Adoption	Cumulative Effect of Adoption	As Adjusted
Deferred Income Taxes	$ 1,978.0	$ 16.2	$ 1,994.2
Long-term Obligations	2,043.5	(40.3)	2,003.2
Incremental Convertible Debt Obligation	—	24.2	24.2
Capital in Excess of Par Value	11,273.2	28.1	11,301.3
Retained Earnings	3,528.7	(28.2)	3,500.5

When any of the convertible debt instruments are convertible at the balance sheet date, the excess of the amount of cash required to be paid to the holder upon conversion over the current carrying amount of the long-term obligation is classified on the balance sheet as temporary equity under the caption "incremental convertible debt obligation."

In June 2008, the FASB issued guidance on determining whether instruments granted in share-based payment transactions are participating securities. This guidance clarifies that share-based payment awards that entitle their holders to receive nonforfeitable dividends before vesting should be considered participating securities. The guidance was effective for the company beginning January 1, 2009. The rule required adjustment of prior periods to conform to current accounting. Adoption had a nominal effect on the numerator and, for diluted presentation, the denominator in the calculation of earnings per share for all periods presented.

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

The incremental effects of applying the convertible debt and participating security rules on individual line items in the consolidated statements of income for the years ended December 31, 2008 and 2007 were as follows:

(Dollars in millions except per share amounts)	Before Adoption	Effect of Adoption	As Adjusted
2008			
Other Expense, Net	$ 79.8	$ 21.6	$ 101.4
Provision for Income Taxes	160.9	(8.3)	152.6
Income from Continuing Operations	988.7	(13.3)	975.4
Net Income	994.2	(13.3)	980.9
Earnings per Share from Continuing Operations			
Basic	$ 2.36	$ (.03)	$ 2.33
Diluted	$ 2.27	$ (.03)	$ 2.24
Earnings per Share			
Basic	$ 2.38	$ (.04)	$ 2.34
Diluted	$ 2.29	$ (.04)	$ 2.25
Diluted Weighted Average Shares	434.8	(0.1)	434.7
2007			
Other Expense, Net	$ 93.1	$ 20.7	$ 113.8
Provision for Income Taxes	101.7	(8.0)	93.7
Income from Continuing Operations	779.6	(12.7)	766.9
Net Income	761.1	(12.7)	748.4
Earnings per Share from Continuing Operations			
Basic	$ 1.85	$ (.03)	$ 1.82
Diluted	$ 1.76	$ (.03)	$ 1.73
Earnings per Share			
Basic	$ 1.81	$ (.04)	$ 1.77
Diluted	$ 1.72	$ (.03)	$ 1.69
Diluted Weighted Average Shares	443.7	(0.1)	443.6

In December 2008, the FASB issued guidance which requires additional disclosures about an employer's plan assets of defined benefit pension or other postretirement plans. This rule expands current disclosures of defined benefit pension and postretirement plan assets to include information regarding the fair value measurements of plan assets. The guidance was effective for the company beginning in January 2009 and the additional disclosures have been made.

In April 2009, the FASB issued guidance on the recognition and presentation of other-than-temporary impairments. This guidance amends the prior other-than-temporary impairment guidance for certain debt securities and will require the investor to assess the likelihood of selling the debt security prior to recovery of its cost basis. If an investor is able to meet the criteria to assert that it does not intend to sell the debt security and more likely than not will not be required to sell the debt security before its anticipated recovery, impairment charges related to credit losses would be recognized in earnings whereas impairment charges related to non-credit losses would be reflected in other comprehensive income. The company elected early adoption of this rule in the first quarter of 2009. Adoption did not materially affect the company's financial statements.

In April 2009, the FASB issued guidance on providing interim disclosures about fair value of financial instruments. This new guidance requires the fair value disclosures that were previously disclosed only annually to be

Note 1. Nature of Operations and Summary of Significant Accounting Policies (continued)

disclosed now on an interim basis. This guidance was effective for the company in the second quarter of 2009, and the additional disclosures have been made.

In May 2009, the FASB issued a pronouncement on subsequent event accounting that establishes the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. The pronouncement was effective for the company's second quarter 2009, and there was no effect from adoption.

In June 2009, the FASB issued guidance on the FASB Accounting Standards Codification and the hierarchy of generally accepted accounting principles. The FASB Accounting Standards Codification, or the Codification, is the single source of authoritative nongovernmental generally accepted accounting principles in the U.S. (GAAP). The Codification was effective for interim and annual periods ending after September 15, 2009. The adoption of the Codification had no impact on the company's financial position or results of operations.

In September 2009, the Emerging Issues Task Force issued new rules pertaining to the accounting for revenue arrangements with multiple customer deliverables and for software-enabled products. The new rule pertaining to arrangements under which the company has multiple customer deliverables provides an alternative method for establishing the fair value of a deliverable when vendor specific objective evidence does not exist. The guidance requires the determination of the best estimate of selling price to separate deliverables and allows the allocation of the customer's consideration using this relative selling price model. The new guidance pertaining to software-enabled products revised the existing software accounting guidance to exclude equipment where the software is more than incidental to the value of the product. Upon adoption of the new standard, such equipment will be accounted for under revenue recognition criteria applicable to equipment instead of that applicable to software. Both of these new rules can be prospectively applied beginning January 1, 2011 or can be early or retrospectively adopted. The company expects to adopt both of these new rules effective January 1, 2010. Adoption of these new standards is not expected to materially affect the company's financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In addition, significant estimates were made in estimating future cash flows to assess potential impairment of assets, and in determining the ultimate loss from abandoning leases at facilities being exited (Note 14). Actual results could differ from those estimates.

Note 2. Acquisitions and Dispositions

2009 Acquisitions

In April 2009, the company's Laboratory Products and Services segment acquired Biolab, an Australia-based provider of analytical instruments, life science consumables and laboratory equipment, for AUD 180 million (USD $132 million), net of cash acquired. The acquisition broadened the geographic reach of the company's customer channels. Revenue of Biolab totaled AUD 178 million in its fiscal year ended May 2009. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $62 million was allocated to goodwill, none of which is tax deductible.

Note 2. Acquisitions and Dispositions (continued)

In October 2009, the company's Analytical Technologies segment acquired B.R.A.H.M.S. AG, a leading provider of specialty diagnostic tests, as well as intensive care treatments and prenatal screening, for 331 million Euros (approximately $482 million including the assumption of $32 million of debt). The acquisition of B.R.A.H.M.S. increased the breadth of the company's specialty diagnostics portfolio and provided a significant reagent manufacturing center in Europe. B.R.A.H.M.S. reported revenues in 2008 of 75 million Euros. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $183 million was allocated to goodwill, none of which is tax deductible.

In addition, in 2009 the Analytical Technologies segment acquired a culture media manufacturer and distributor in Malaysia and Singapore; the remaining interest in a Mexico-based manufacturer and distributor of bulk weighing products; and a developer of advanced, miniaturized gas chromatography instruments. The Laboratory Products and Services segment acquired a Spain-based distributor of laboratory instrumentation and equipment and a Sweden-based distributor of clinical chemistry analysis instruments. The aggregate consideration for these acquisitions was $38 million.

The company paid contingent purchase price obligations of $22 million in 2009, and also accrued as of December 31, 2009, through an increase to goodwill, an additional obligation of $5 million for the achievement of specified operating results, for several acquisitions completed prior to 2009.

2008 Acquisitions

In 2008, the company's Analytical Technologies segment acquired the intellectual property of an immunohistochemistry control slide business; a manufacturer and distributor of analytical instruments serving the life sciences and environmental industries; a provider of RNAi, genomics and antibody tools used by life science researchers; a manufacturer and distributor of antibodies and reagents; a manufacturer of water analysis systems; a manufacturer of histology and anatomical pathology labeling and tracking products; and an iron testing reagent product line. The company's Laboratory Products and Services segment acquired, in separate transactions, three distributors of laboratory equipment and consumables; a manufacturer of carbon fiber centrifuge rotors; a network of depots providing clinical trial packaging and distribution, and the intellectual property and other assets of a manufacturer of automated cell factory equipment. No individual acquisition exceeded $50 million in purchase price. Aggregate consideration paid in 2008 for the acquisitions of both segments was $192 million cash, net of cash acquired, plus $8 million of assumed debt, and up to $17 million of additional future payments based on the achievement of specified milestones and operating results, of which $3 million was paid in 2009 and an additional $5 million was earned and accrued as of December 31, 2009. The company also paid purchase price obligations, transaction costs and post-closing purchase price adjustments aggregating $11 million in 2008, for several acquisitions completed prior to 2008.

2007 Acquisitions

In September 2007, the company's Laboratory Products and Services segment acquired Qualigens Fine Chemicals, a division of GlaxoSmithKline Pharmaceuticals Ltd. based in Mumbai, India. Qualigens is India's largest chemical manufacturer and supplier, serving customers in a variety of industries including pharmaceutical, petrochemical and food and beverage. The purchase price totaled $59 million. The acquisition provided an established business in a fast-growing region to extend the company's reach. Revenues of Qualigens totaled $24 million in 2006. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $25 million was allocated to goodwill, none of which is tax deductible.

In October 2007, the company's Laboratory Products and Services segment acquired Priority Solutions International, a U.S.-based leading third-party logistics provider to the pharmaceutical and healthcare industries. The

Note 2. Acquisitions and Dispositions (continued)

purchase price totaled $164 million, net of cash acquired and a $1 million post-closing purchase price refund received in 2008. The acquisition broadened the segment's clinical trials management services offerings. Revenues of Priority Solutions totaled $96 million in 2006. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $107 million was allocated to goodwill, $37 million of which is tax deductible.

In October 2007, the company's Analytical Technologies segment acquired NanoDrop Technologies, Inc., a U.S.-based supplier of UV-Vis spectrophotometry and fluorescence scientific instruments to the life sciences and pharmaceutical industries. The purchase price totaled $156 million, net of cash acquired and including $12 million of payments made in 2008 and $15 million paid in 2009. Of the $12 million of payments made in 2008, $10 million represented contingent consideration earned for achievement of specified operating results in 2007 and $2 million represented a post-closing purchase price adjustment. Of the $15 million paid in 2009, $8 million represented deferred purchase price and $7 million represented contingent consideration earned for the achievement of specified operating results in 2008. In addition, the purchase agreement calls for additional contingent consideration of up to $10 million based on the successful approval of certain pending patent applications. The acquisition broadened the segment's technology offerings. Revenues of NanoDrop totaled $27 million in 2006. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $76 million was allocated to goodwill, all of which is tax deductible.

In December 2007, the company's Laboratory Products and Services segment acquired La-Pha-Pack, a European-based manufacturer and provider of chromatography consumables and related accessories. The purchase price totaled $50 million, net of cash acquired, and included $4 million of contingent consideration based upon 2008 operating results which was earned and accrued as an obligation at December 31, 2008 through an increase to goodwill. The acquisition broadened the segment's chromatography consumables offerings and expanded its geographic coverage in Europe. Revenues of La-Pha-Pack totaled $21 million in 2006. The purchase price exceeded the fair value of the acquired net assets and, accordingly, $12 million was allocated to goodwill, none of which is tax deductible.

In addition to the acquisitions described above, in 2007 the Analytical Technologies segment acquired a distributor of mass spectrometry, chromatography and surface science instruments, a manufacturer of high performance liquid chromatography pumps and software, a manufacturer of electrostatic discharge products, the intellectual property of a diagnostics business and the assets of a water testing business. The Laboratory Products and Services segment acquired a provider of test, measurement and process control instruments, an independent test and research laboratory, a developer of liquid handling pipette tips and a cell culture product line. The total aggregate consideration was $88 million, net of cash acquired. The company also paid transaction costs and post-closing and contingent purchase price adjustments aggregating $11 million in 2007 for various acquisitions completed prior to 2007. The company obtained a refund of $5 million in 2007 related to a post-closing adjustment for a 2006 acquisition.

The company's acquisitions have historically been made at prices above the fair value of the acquired assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include elimination of redundant facilities, functions and staffing; use of the company's existing commercial infrastructure to expand sales of the acquired businesses' products; and use of the commercial infrastructure of the acquired businesses to cost-effectively expand sales of company products.

Acquisitions have been accounted for using the purchase method of accounting, and the acquired companies' results have been included in the accompanying financial statements from their respective dates of acquisition. Acquisition transaction costs have been recorded in selling, general and administrative expenses beginning in 2009. Allocation of the purchase price for acquisitions was based on estimates of the fair value of the net assets acquired and, for acquisitions completed within the past year, is subject to adjustment upon finalization of the purchase price allocation. The company is not aware of any information that indicates the final purchase price allocations will differ materially from the preliminary estimates.

Note 2. Acquisitions and Dispositions (continued)

The components of the purchase price allocations for 2009 acquisitions are as follows:

(In millions)	Biolab	B.R.A.H.M.S.	Other Analytical Technologies	Other Laboratory Products and Services	Total
Purchase Price					
Cash paid	$ 132.9	$ 453.5	$ 27.9	$ 7.4	$ 621.7
Debt assumed	—	32.3	0.4	0.5	33.2
Purchase price payable	—	0.6	1.2	—	1.8
Cash acquired	(1.3)	(4.8)	(0.2)	—	(6.3)
Other	—	—	0.9	—	0.9
	$ 131.6	$ 481.6	$ 30.2	$ 7.9	$ 651.3
Allocation					
Current assets	$ 38.2	$ 47.4	$ 3.7	$ 2.8	$ 92.1
Property, plant and equipment	3.3	32.9	0.7	0.1	37.0
Intangible assets:					
Customer relationships	51.4	203.8	4.2	2.5	261.9
Product technology	0.9	135.2	6.9	—	143.0
Tradenames and other	1.3	9.4	0.2	—	10.9
Goodwill	62.3	183.4	19.3	4.7	269.7
Other assets	—	3.5	—	—	3.5
Liabilities assumed	(25.8)	(134.0)	(4.8)	(2.2)	(166.8)
	$ 131.6	$ 481.6	$ 30.2	$ 7.9	$ 651.3

The weighted-average amortization periods for intangible assets acquired in 2009 are 11 years for customer relationships, 9 years for product technology and 8 years for tradenames and other. The weighted average amortization period for all intangible assets in the above table is 11 years.

THERMO FISHER SCIENTIFIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Acquisitions and Dispositions (continued)

The components of the purchase price allocations for 2008 acquisitions, as revised in 2009 for finalization of the purchase price allocations and earned contingent purchase price payments where applicable, are as follows:

(In millions)	Analytical Technologies	Laboratory Products and Services	Total
Purchase Price			
Cash paid including transaction costs	$ 107.0	$ 88.8	$ 195.8
Debt assumed	0.1	8.1	8.2
Purchase price payable	2.0	3.1	5.1
Cash acquired	(1.5)	(1.9)	(3.4)
	$ 107.6	$ 98.1	$ 205.7
Allocation			
Current assets	$ 12.7	$ 32.8	$ 45.5
Property, plant and equipment	3.4	15.3	18.7
Intangible assets:			
Customer relationships	23.2	25.3	48.5
Product technology	25.7	6.3	32.0
Tradenames and other	5.1	2.9	8.0
Goodwill	54.0	42.9	96.9
Other assets	0.4	0.1	0.5
Liabilities assumed	(16.9)	(27.5)	(44.4)
	$ 107.6	$ 98.1	$ 205.7

The weighted-average amortization periods for intangible assets acquired in 2008 are 8 years for customer relationships, 7 years for product technology and 8 years for tradenames and other. The weighted average amortization period for all intangible assets in the above table is 8 years.

Note 2. Acquisitions and Dispositions (continued)

The components of the purchase price allocations for 2007 acquisitions, as revised in 2008 for finalization of the purchase price allocations and earned contingent purchase price payments where applicable, are as follows:

(In millions)	Qualigens	Priority	NanoDrop	La-Pha-Pack	Other	Total
Purchase Price						
Cash paid (a)	$ 59.0	$ 165.6	$ 157.1	$ 51.0	$ 90.2	$ 522.9
Cash acquired	—	(1.9)	(1.3)	(1.0)	(2.1)	(6.3)
	$ 59.0	$ 163.7	$ 155.8	$ 50.0	$ 88.1	$ 516.6
Allocation						
Current assets	$ 11.3	$ 17.0	$ 7.9	$ 11.4	$ 19.7	$ 67.3
Property, plant and equipment	0.1	4.5	0.2	4.1	6.0	14.9
Intangible assets:						
Customer relationships	24.4	44.0	33.8	33.5	26.7	162.4
Product technology	—	—	38.6	0.5	16.8	55.9
Tradenames and other	2.7	23.0	1.8	4.2	6.2	37.9
Goodwill	24.5	106.7	76.0	12.4	31.3	250.9
Other long-term assets	—	6.9	—	0.1	—	7.0
Liabilities assumed	(4.0)	(38.4)	(2.5)	(16.2)	(18.6)	(79.7)
	$ 59.0	$ 163.7	$ 155.8	$ 50.0	$ 88.1	$ 516.6

(a) Includes transaction costs, subsequent payments of contingent consideration and cash settlements of post-closing adjustments.

The weighted-average amortization periods for intangible assets acquired in 2007 are 7 years for customer relationships, 8 years for product technology and 11 years for tradenames and other. The weighted average amortization period for all intangible assets in the above table is 8 years.

The company's results would not have been materially different from its reported results had the company's acquisitions occurred at the beginning of 2007 or 2008.

Dispositions

The company sold four small business units in 2009 and recorded gains aggregating $0.6 million, included in restructuring and other costs, net, in the accompanying statement of income. The net cash proceeds were $4.4 million. The company also sold small business units in 2008 and 2007 and recorded losses of $3 million and $2 million, respectively. The net cash proceeds were $4 million in 2008 and a nominal amount in 2007. Operating results of the businesses were not material.

Note 3. Business Segment and Geographical Information

The company's continuing operations fall into two business segments. During the first quarters of 2008 and 2009, the company transferred management responsibility and the related financial reporting and monitoring for several small product lines between segments. The company has historically moved a product line between segments when a shift in strategic focus of either the product line or a segment more closely aligns the product line with a

Note 3. Business Segment and Geographical Information (continued)

segment different than that in which it had previously been reported. Segment information for all periods presented has been reclassified to reflect these transfers. The company's segments are as follows:

Analytical Technologies: serves research scientists, as well as customers in healthcare and clinical laboratories, in manufacturing and in the field, with a suite of advanced analytical technologies, including scientific instruments, robotics and software for creating advanced integrated workflows. The segment also includes a range of diagnostic reagents and instruments used by hospitals and reference laboratories.

Laboratory Products and Services: serves life science, healthcare and safety markets with a broad portfolio of products and consumables used for routine laboratory processes, as well as a range of biopharma outsourcing services such as clinical packaging and biological sample management. The segment also includes the company's extensive customer channels network consisting of catalog, e-commerce and other sales avenues.

The company's management evaluates segment operating performance based on operating income before certain charges/credits to cost of revenues and selling, general and administrative expenses, principally associated with acquisition accounting; restructuring and other costs/income including costs arising from facility consolidations such as severance and abandoned lease expense and gains and losses from the sale of real estate and product lines; and amortization of acquisition-related intangible assets. The company uses this measure because it helps management understand and evaluate the segments' core operating results and facilitates comparison of performance for determining compensation.

Business Segment Information

(In millions)	2009	2008	2007
Revenues			
Analytical Technologies	$ 4,153.9	$ 4,468.6	$ 4,179.1
Laboratory Products and Services	6,426.6	6,455.2	5,913.1
Eliminations	(470.8)	(425.8)	(345.8)
Consolidated revenues	10,109.7	10,498.0	9,746.4
Segment Income			
Analytical Technologies (a)	837.3	955.3	823.6
Laboratory Products and Services (a)	877.6	913.8	813.3
Subtotal reportable segments (a)	1,714.9	1,869.1	1,636.9
Cost of revenues charges	(6.7)	(1.5)	(49.2)
Selling, general and administrative charges, net	(1.5)	—	—
Restructuring and other costs, net	(60.8)	(35.4)	(42.2)
Amortization of acquisition-related intangible assets	(597.0)	(602.8)	(571.1)
Consolidated operating income	1,048.9	1,229.4	974.4
Other expense, net (b)	(121.8)	(101.4)	(113.8)
Income from continuing operations before provision for income taxes	$ 927.1	$ 1,128.0	$ 860.6

Note 3. Business Segment and Geographical Information (continued)

(In millions)	2009	2008	2007
Total Assets			
Analytical Technologies	$ 8,313.4	$ 7,735.4	$ 7,935.4
Laboratory Products and Services	13,073.8	12,667.9	13,125.3
Corporate/Other (c)	237.8	686.7	146.7
Consolidated total assets	$ 21,625.0	$ 21,090.0	$ 21,207.4
Depreciation			
Analytical Technologies	$ 86.9	$ 87.5	$ 82.7
Laboratory Products and Services	103.4	102.4	103.0
Consolidated depreciation	$ 190.3	$ 189.9	$ 185.7
Capital Expenditures			
Analytical Technologies	$ 78.2	$ 105.2	$ 88.7
Laboratory Products and Services	97.4	147.4	78.7
Corporate/Other	31.9	11.8	8.1
Consolidated capital expenditures	$ 207.5	$ 264.4	$ 175.5
Geographical Information			
Revenues (d)			
United States	$ 6,848.6	$ 7,165.0	$ 6,784.4
Germany	1,166.2	1,134.6	974.1
England	891.1	978.2	980.8
Other	2,942.5	2,934.3	2,478.0
Transfers among geographical areas (e)	(1,738.7)	(1,714.1)	(1,470.9)
	$ 10,109.7	$ 10,498.0	$ 9,746.4
Long-lived Assets (f)			
United States	$ 748.5	$ 750.1	$ 712.0
Germany	127.9	98.9	100.0
England	158.2	129.3	172.7
Other	298.8	297.0	282.7
	$ 1,333.4	$ 1,275.3	$ 1,267.4
Export Sales Included in United States Revenues Above (g)	$ 508.1	$ 611.4	$ 477.5

(a) Represents operating income before certain charges to cost of revenues and selling, general and administrative expenses; restructuring and other costs, net; and amortization of acquisition-related intangibles.
(b) The company does not allocate other expense, net to its segments.
(c) Corporate assets consist primarily of cash and cash equivalents, short-term investments and property and equipment at the company's corporate office.

Note 3. Business Segment and Geographical Information (continued)

(d) Revenues are attributed to countries based on selling location.
(e) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
(f) Includes property, plant and equipment, net.
(g) In general, export revenues are denominated in U.S. dollars.

Note 4. Other Expense, Net

As discussed in Note 1, although the company's cash interest payments have not been affected, the adoption of the new convertible debt accounting guidance has increased the company's reported interest expense in a manner that reflects interest rates of similar non-convertible debt. The rule required adjustment of prior periods to conform to current accounting.

The components of other expense, net, in the accompanying statement of income are as follows:

(In millions)	2009	2008	2007
Interest Income	$ 16.1	$ 51.7	$ 46.5
Interest Expense	(118.1)	(151.5)	(160.5)
Loss on Investments, Net	(3.1)	(5.6)	(9.0)
Other Items, Net	(16.7)	4.0	9.2
	$ (121.8)	$ (101.4)	$ (113.8)

The company acquired 5,660,000 shares of Nanogen Inc. as a result of the Fisher merger. In December 2007, the company recorded a loss of $8.9 million on the investment in Nanogen for other than temporary impairment following a decline in the quoted fair market value of the shares that occurred between April and December 2007. In 2008 and 2009, the company recorded losses of $1.2 million and $0.7 million, respectively, on the investment in Nanogen for other than temporary impairment. The investment in Nanogen was sold in 2009 for nominal proceeds.

The company also recorded charges of $2.9 million and $4.9 million in 2009 and 2008 for other than temporary impairment of other investments that decreased in value primarily in the prior 6-9 months.

Loss on investments, net also includes portfolio gains from the company's day-to day investing activities.

During 2009, the company redeemed all of its outstanding 6.75% Senior Subordinated Notes due 2014 and settled a tender offer for its 2.50% Convertible Senior Notes due 2023 (Note 9). As a result of these transactions, the company recorded a loss on the early extinguishment of debt of $15 million, which is included in other items, net in the above table.

Note 5. Stock-based Compensation Plans

The company has stock-based compensation plans for its key employees, directors and others. These plans permit the grant of a variety of stock and stock-based awards, including restricted stock, stock options, stock bonus shares or performance-based shares, as determined by the compensation committee of the company's Board of Directors or for certain non-officer grants, by the company's employee equity committee, which consists of its chief executive officer. Options granted prior to July 2000 under these plans vested over 0-10 years and had terms ranging from 3-12 years. Options granted in or after July 2000 under these plans generally vested over 3-5 years with terms of 7-10 years, assuming continued employment with certain exceptions. The company practice is to grant options at fair

Note 5. Stock-based Compensation Plans (continued)

market value. The company generally issues new shares of its common stock to satisfy option exercises. Grants of stock options and restricted stock on or after November 9, 2006, provide that upon a future change in control of the company and qualifying termination of an option holder's employment, all options and service-based restricted stock awards held by the recipient become immediately vested unless an employment or other agreement with the employee provides for different treatment.

Compensation cost is based on the grant-date fair value and is recognized ratably over the requisite vesting period or to the retirement date for retirement eligible employees, if earlier.

The components of pre-tax stock-based compensation expense are as follows:

(In millions)	2009	2008	2007
Stock Option Awards	$ 42.4	$ 35.9	$ 35.2
Restricted share/Unit Awards	25.7	21.2	15.9
Total Stock-based Compensation Expense	$ 68.1	$ 57.1	$ 51.1

Stock-based compensation expense is included in the accompanying statement of income as follows:

(In millions)	2009	2008	2007
Cost of Revenues	$ 6.2	$ 4.2	$ 3.6
Selling, General and Administrative Expenses	59.8	51.3	45.9
Research and Development Expenses	2.1	1.6	1.6
Total Stock-based Compensation Expense	$ 68.1	$ 57.1	$ 51.1

The company has elected to recognize any excess income tax benefits from stock option exercises in capital in excess of par value only if an incremental income tax benefit would be realized after considering all other tax attributes presently available to the company. The company measures the tax benefit associated with excess tax deductions related to stock-based compensation expense by multiplying the excess tax deductions by the statutory tax rates. The company uses the incremental tax benefit approach for utilization of tax attributes. Tax benefits recognized in capital in excess of par value on the accompanying balance sheet were $25.1 million and $99.1 million, respectively, in 2008 and 2007. A tax charge of $1.6 million was recorded in capital in excess of par value in 2009 for the excess of deferred tax asset over actual tax benefits realized at option exercise.

Stock Options

The fair value of most option grants is estimated using the Black-Scholes option pricing model. For option grants that require the achievement of both service and market conditions, a lattice model is used to estimate fair value. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was calculated based on the historical volatility of the company's stock. The average expected life of grants through 2007 was estimated using the simplified method for "plain vanilla" options. Thereafter, historical data on exercise patterns became the basis for estimating the expected life of an option. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term which approximates the expected life assumed at the date of grant. The compensation expense recognized for all stock-based awards is net of estimated forfeitures. Forfeitures are estimated based on an analysis of actual option forfeitures.

THERMO FISHER SCIENTIFIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Stock-based Compensation Plans (continued)

The weighted average assumptions used in the Black-Scholes option pricing model are as follows:

	2009	2008	2007
Expected Stock Price Volatility	31%	22%	22%
Risk Free Interest Rate	2.2%	2.4%	4.3%
Expected Life of Options (years)	3.8	4.4	4.5
Expected Annual Dividend per Share	$ —	$ —	$ —

The weighted average per share grant-date fair values of options granted during 2009, 2008 and 2007 were $10.41, $12.70 and $14.16, respectively. The total intrinsic value of options exercised during the same periods was $20.7 million, $95.4 million and $429.9 million, respectively. The intrinsic value is the difference between the market value of the shares on the exercise date and the exercise price of the option.

A summary of option activity as of December 31, 2009 and changes during the three years then ended is presented below:

	Shares (in millions)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (a) (in millions)
Outstanding at December 31, 2006	30.5	$ 28.30		
Granted	0.7	52.01		
Exercised	(15.1)	22.90		
Canceled / Expired	(0.8)	41.49		
Outstanding at December 31, 2007	15.3	33.99		
Granted	4.4	55.23		
Exercised	(3.2)	26.95		
Canceled / Expired	(0.4)	48.47		
Outstanding at December 31, 2008	16.1	40.72		
Granted	7.3	37.45		
Exercised	(1.7)	31.77		
Canceled / Expired	(1.8)	50.43		
Outstanding at December 31, 2009	19.9	39.39	4.9	
Vested and Unvested Expected to Vest at December 31, 2009	19.2	39.36	4.9	$ 186.2
Exercisable at December 31, 2009	9.7	36.87	3.7	$ 114.6

(a) Market price per share on December 31, 2009 was $47.69. The intrinsic value is zero for options with exercise prices below the market price.

Note 5. Stock-based Compensation Plans (continued)

As of December 31, 2009, there was $78.6 million of total unrecognized compensation cost related to unvested stock options granted. The cost is expected to be recognized through 2015 with a weighted average amortization period of 2.4 years.

Restricted Share/Unit Awards

The company awards to a number of key employees restricted company common stock or restricted units that convert into an equivalent number of shares of common stock. The awards generally vest in annual installments over three years, assuming continued employment, with some exceptions. Vesting of the awards is contingent upon meeting certain service conditions and may also be contingent upon meeting certain performance and/or market conditions. The fair market value of the award at the time of the grant is amortized to expense over the period of vesting. Recipients of restricted shares have the right to vote such shares and receive cash dividends, whereas recipients of restricted units have no voting rights but are entitled to receive dividend equivalents. The fair value of service- and performance-based restricted share/unit awards is determined based on the number of shares/units granted and the market value of the company's shares on the grant date. For awards with market-based vesting conditions, the company uses a lattice model to estimate the grant-date fair value of the award.

A summary of the status of the company's restricted shares/units as of December 31, 2009 and changes during the three years then ended are presented below:

	Shares (in thousands)	Weighted Average Grant-Date Fair Value
Unvested at December 31, 2006	1,269	$ 40.21
Granted	62	54.97
Vesting	(477)	43.34
Forfeited	(63)	45.07
Unvested at December 31, 2007	791	46.55
Granted	397	55.09
Vesting	(374)	44.68
Forfeited	(19)	51.87
Unvested at December 31, 2008	795	47.80
Granted	1,475	39.76
Vesting	(436)	46.34
Forfeited	(163)	43.59
Unvested at December 31, 2009	1,671	41.99

As of December 31, 2009, there was $45.8 million of total unrecognized compensation cost related to unvested restricted share/unit awards. The cost is expected to be recognized through 2015 with a weighted average amortization period of 2.9 years. At December 31, 2009, the vesting of 200,000 unvested restricted units is contingent upon the achievement of performance and/or market conditions. The total fair value of shares vested during 2009, 2008 and 2007 was $20.2 million, $16.7 million and $20.7 million, respectively.

Note 5. Stock-based Compensation Plans (continued)

Employee Stock Purchase Plans

Qualifying employees are eligible to participate in an employee stock purchase plan sponsored by the company. Shares may be purchased under the program at 95% of the fair market value at the end of the purchase period and the shares purchased are not subject to a holding period. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. The company issued 139,000, 124,000 and 66,000 shares, respectively, of its common stock for the 2009, 2008 and 2007 plan years, which ended on December 31.

Note 6. Pension and Other Postretirement Benefit Plans

401(k) Savings Plan and Other Defined Contribution Plans

The company's 401(k) savings and other defined contribution plans cover the majority of the company's eligible U.S. and certain non-U.S. employees. Contributions to the plans are made by both the employee and the company. Company contributions are based on the level of employee contributions. Certain of the company's subsidiaries offer retirement plans in lieu of participation in the company's 401(k) savings plans. Company contributions to these plans are based on formulas determined by the company. In 2009, 2008 and 2007, the company charged to expense $64.4 million, $55.5 million and $56.8 million, respectively, related to its defined contribution plans.

Defined Benefit Pension Plans

Employees of a number of non-U.S. and certain U.S. subsidiaries participate in defined benefit pension plans covering substantially all full-time employees at those subsidiaries. Some of the plans are unfunded, as permitted under the plans and applicable laws. The company also has a postretirement healthcare program in which certain employees are eligible to participate. The costs of the healthcare program are funded on a self-insured and insured-premium basis.

The company recognizes the funded status of defined benefit pension and other postretirement benefit plans as an asset or liability. This amount is defined as the difference between the fair value of plan assets and the benefit obligation. The company is required to recognize as a component of other comprehensive income, net of tax, the actuarial (gains) losses and prior service costs (credits) that arise but were not previously required to be recognized as components of net periodic benefit cost. Other comprehensive income is adjusted as these amounts are later recognized in income as components of net periodic benefit cost.

When an employer is acquired as part of a merger, any excess of projected benefit obligation over the plan assets is recognized as a liability and any excess of plan assets over the projected benefit obligation is recognized as a plan asset. The recognition of a new liability or a new asset results in the elimination of (a) previously existing unrecognized net gain or loss, (b) unrecognized prior service cost and (c) unrecognized net transition obligation.

The company funds annually, at a minimum, the statutorily required minimum amount as actuarially determined. During 2009, 2008 and 2007, the company made contributions of approximately $41.1 million, $20.7 million and $54.2 million, respectively. Contributions are estimated at between $20 and $30 million for 2010.

Note 6. Pension and Other Postretirement Benefit Plans (continued)

The following table provides a reconciliation of benefit obligations and plan assets of the company's domestic and non-U.S. pension plans:

	Domestic Pension Benefits		Non-U.S. Pension Benefits	
(In millions)	2009	2008	2009	2008
Change in Projected Benefit Obligations				
Benefit Obligation at Beginning of Year	$ 408.5	$ 405.5	$ 511.7	$ 663.3
Business combination	—	—	10.4	—
Service costs	0.8	2.9	9.7	10.9
Interest costs	20.6	22.0	28.6	32.8
Curtailment	(3.1)	(19.3)	(2.7)	—
Plan participants' contributions	—	—	3.1	3.0
Actuarial (gains) losses	(12.1)	23.3	31.1	(73.3)
Benefits paid	(19.5)	(25.9)	(21.5)	(21.7)
Currency translation and other	—	—	37.9	(103.3)
Benefit Obligation at End of Year	$ 395.2	$ 408.5	$ 608.3	$ 511.7
Change in Fair Value of Plan Assets				
Fair Value of Plan Assets at Beginning of Year	$ 292.0	$ 417.1	$ 368.9	$ 525.9
Business combination	—	—	9.8	—
Actual return on plan assets	63.3	(99.4)	60.4	(64.4)
Employer contribution	11.3	0.2	27.3	17.5
Plan participants' contributions	—	—	3.1	3.0
Benefits paid	(19.5)	(25.9)	(21.5)	(21.7)
Currency translation and other	—	—	27.0	(91.4)
Fair Value of Plan Assets at End of Year	$ 347.1	$ 292.0	$ 475.0	$ 368.9
Funded Status	$ (48.1)	$ (116.5)	$ (133.3)	$ (142.8)
Accumulated Benefit Obligation	$ 395.2	$ 405.5	$ 581.8	$ 483.4
Amounts Recognized in Balance Sheet				
Non-current asset	$ —	$ —	$ 3.1	$ 1.2
Current liability	—	—	(3.5)	(4.0)
Non-current liability	(48.1)	(116.5)	(132.9)	(140.0)
Net amount recognized	$ (48.1)	$ (116.5)	$ (133.3)	$ (142.8)
Amounts Recognized in Accumulated Other Comprehensive Loss				
Net actuarial loss	$ 98.1	$ 146.9	$ 24.4	$ 31.3
Prior service credits	—	—	(0.5)	(0.5)
Net amount recognized	$ 98.1	$ 146.9	$ 23.9	$ 30.8

Note 6. Pension and Other Postretirement Benefit Plans (continued)

The actuarial assumptions used to compute the funded (unfunded) status for the plans are based upon information available as of December 31, 2009 and 2008 and are as follows:

	Domestic Pension Benefits		Non-U.S. Pension Benefits	
(In millions)	2009	2008	2009	2008
Weighted Average Assumptions Used to Determine Projected Benefit Obligations				
Discount rate	5.50%	5.25%	5.37%	5.43%
Average rate of increase in employee compensation	4.00%	4.00%	3.24%	3.29%

The actuarial assumptions used to compute the net periodic pension benefit cost (income) are based upon information available as of the beginning of the year, as presented in the following table:

	Domestic Pension Benefits			Non-U.S. Pension Benefits		
(In millions)	2009	2008	2007	2009	2008	2007
Weighted Average Assumptions Used to Determine the Net Benefit Cost (Income)						
Discount rate	5.25%	5.75%	5.77%	5.43%	5.20%	4.65%
Average rate of increase in employee compensation	4.00%	4.04%	4.04%	3.29%	3.60%	3.44%
Expected long-term rate of return on assets	7.75%	7.75%	7.78%	5.67%	6.08%	5.60%

Note 6. Pension and Other Postretirement Benefit Plans (continued)

The following table provides a reconciliation of benefit obligations and plan assets of the company's SERP and other postretirement benefit plans:

	SERP Benefits		Postretirement Benefits	
(In millions)	2009	2008	2009	2008
Change in Projected Benefit Obligations				
Benefit Obligation at Beginning of Year	$ 12.3	$ 11.5	$ 31.4	$ 32.9
Service costs	—	—	0.6	0.8
Interest costs	0.6	0.6	1.8	1.8
Plan participants' contributions	—	—	1.4	1.4
Actuarial (gains) losses	(0.8)	1.3	(0.9)	(0.7)
Benefits paid	(0.5)	(1.3)	(3.4)	(3.1)
Currency translation and other	—	0.2	1.3	(1.7)
Benefit Obligation at End of Year	$ 11.6	$ 12.3	$ 32.2	$ 31.4
Change in Fair Value of Plan Assets				
Fair Value of Plan Assets at Beginning of Year	$ —	$ —	$ —	$ —
Employer contribution	0.5	1.3	2.0	1.7
Plan participants' contributions	—	—	1.4	1.4
Benefits paid	(0.5)	(1.3)	(3.4)	(3.1)
Fair Value of Plan Assets at End of Year	$ —	$ —	$ —	$ —
Funded Status	$ (11.6)	$ (12.3)	$ (32.2)	$ (31.4)
Accumulated Benefit Obligation	$ 11.6	$ 12.3		
Amounts Recognized in Balance Sheet				
Current liability	$ (0.5)	$ (0.5)	$ (2.3)	$ (2.3)
Non-current liability	(11.1)	(11.8)	(29.9)	(29.1)
Net amount recognized	$ (11.6)	$ (12.3)	$ (32.2)	$ (31.4)
Amounts Recognized in Accumulated Other Comprehensive (Income) Loss				
Net actuarial (gain) loss	$ (0.2)	$ 0.6	$ (3.1)	$ (2.0)
Prior service credits	—	—	(0.8)	(0.9)
Net amount recognized	$ (0.2)	$ 0.6	$ (3.9)	$ (2.9)
Weighted Average Assumptions Used to Determine Benefit Obligations				
Discount rate	5.50%	5.25%	5.94%	5.73%
Average rate of increase in employee compensation	4.00%	4.00%	—	—
Initial healthcare cost trend rate			8.59%	9.37%
Ultimate healthcare cost trend rate			5.62%	5.72%

THERMO FISHER SCIENTIFIC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Pension and Other Postretirement Benefit Plans (continued)

	SERP Benefits			Postretirement Benefits		
(In millions)	2009	2008	2007	2009	2008	2007
Weighted Average Assumptions Used to Determine the Net Benefit Cost						
Discount rate	5.25%	5.75%	5.75%	5.73%	5.66%	5.62%
Average rate of increase in employee compensation	4.00%	4.00%	4.00%	—	—	—

The ultimate healthcare cost trend rates for the postretirement benefit plans are expected to be reached between 2014 and 2026.

The discount rate reflects the rate the company would have to pay to purchase high-quality investments that would provide cash sufficient to settle its current pension obligations. The discount rate is determined based on a range of factors, including the rates of return on high-quality, fixed-income corporate bonds and the related expected duration of the obligations or, in certain instances, the company has used a hypothetical portfolio of high quality instruments with maturities that mirror the benefit obligation in order to accurately estimate the discount rate relevant to a particular plan.

The expected long-term rate of return on plan assets reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the projected benefit obligations. In determining the expected long-term rate of return on plan assets, the company considers the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes and economic and other indicators of future performance. In addition, the company may consult with and consider the opinions of financial and other professionals in developing appropriate return benchmarks.

Asset management objectives include maintaining an adequate level of diversification to reduce interest rate and market risk and providing adequate liquidity to meet immediate and future benefit payment requirements.

The expected rate of compensation increase reflects the long-term average rate of salary increases and is based on historic salary increase experience and management's expectations of future salary increases.

The amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost in 2010 are as follows:

(In millions)	Domestic Pension Benefits	Non-U.S. Pension Benefits	Post-retirement Benefits
Net Actuarial Loss (Gain)	$ 0.8	$ 1.3	$ (0.2)
Net Prior Service Costs (Credit)	—	0.1	(0.1)
	$ 0.8	$ 1.4	$ (0.3)

There are no amounts in accumulated other comprehensive income related to the SERP expected to be recognized in net periodic benefit cost in 2010.

Note 6. Pension and Other Postretirement Benefit Plans (continued)

The projected benefit obligation and fair value of plan assets for the company's qualified and non-qualified pension plans with projected benefit obligations in excess of plan assets are as follows:

(In millions)	Pension Plans 2009	Pension Plans 2008
Pension Plans with Projected Benefit Obligations in Excess of Plan Assets		
Projected benefit obligation	$ 889.4	$ 930.2
Fair value of plan assets	693.3	657.3

The accumulated benefit obligation and fair value of plan assets for the company's qualified and non-qualified pension plans with accumulated benefit obligations in excess of plan assets are as follows:

(In millions)	Pension Plans 2009	Pension Plans 2008
Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets		
Accumulated benefit obligation	$ 835.5	$ 890.5
Fair value of plan assets	662.0	648.5

The company has other postretirement benefit plans discussed elsewhere in this note with an accumulated post-retirement benefit obligation of $32.2 million that is unfunded. These plans are excluded from the above table.

The measurement date used to determine benefit information is December 31 for all plan assets and benefit obligations.

The net periodic pension benefit cost (income) includes the following components for 2009, 2008 and 2007:

	Domestic Pension Benefits			Non-U.S. Pension Benefits		
(In millions)	2009	2008	2007	2009	2008	2007
Components of Net Benefit Cost (Income)						
Service cost-benefits earned	$ 0.8	$ 2.9	$ 6.0	$ 9.7	$ 10.9	$ 9.8
Interest cost on benefit obligation	20.6	22.0	22.7	28.6	32.8	31.8
Expected return on plan assets	(30.0)	(31.1)	(30.8)	(21.2)	(30.4)	(28.4)
Recognized actuarial net loss	—	—	0.4	1.6	1.4	3.1
Amortization of prior service benefit	—	—	—	—	0.1	0.1
Settlement/curtailment (gain) loss	—	(19.3)	(0.9)	(0.2)	—	0.1
Special termination benefit	0.2	—	0.1	3.0	0.1	0.3
Net periodic benefit cost (income)	$ (8.4)	$ (25.5)	$ (2.5)	$ 21.5	$ 14.9	$ 16.8

Note 6. Pension and Other Postretirement Benefit Plans (continued)

The net periodic SERP and other postretirement benefit cost includes the following components for 2009, 2008 and 2007:

	SERP Benefits			Postretirement Benefits		
(In millions)	2009	2008	2007	2009	2008	2007
Components of Net Benefit Cost						
Service cost-benefits earned	$ —	$ —	$ 0.1	$ 0.6	$ 0.8	$ 1.0
Interest cost on benefit obligation	0.6	0.6	1.8	1.8	1.8	1.8
Amortization of prior service benefit	—	—	—	(0.1)	(0.1)	—
Settlement/curtailment gain	—	—	(0.2)	—	—	—
Special termination benefit	—	0.2	—	—	—	—
Net periodic benefit cost	$ 0.6	$ 0.8	$ 1.7	$ 2.3	$ 2.5	$ 2.8

Expected benefit payments are estimated using the same assumptions used in determining the company's benefit obligation at December 31, 2009. Benefit payments will depend on future employment and compensation levels, average years employed and average life spans, among other factors, and changes in any of these factors could significantly affect these estimated future benefit payments. Estimated future benefit payments during the next five years and in the aggregate for the five fiscal years thereafter, are as follows:

(In millions)	Domestic Pension Benefits	Non-U.S. Pension Benefits	SERP Benefits	Post-retirement Benefits
2010	$ 21.2	$ 20.7	$ 0.5	$ 2.3
2011	21.9	21.9	0.5	2.2
2012	22.6	23.9	0.5	2.3
2013	22.9	24.8	0.5	2.2
2014	23.5	26.2	1.7	2.2
2015-2019	128.2	147.3	7.3	10.8

A change in the assumed healthcare cost trend rate by one percentage point effective January 2009 would change the accumulated postretirement benefit obligation as of December 31, 2009 and the 2009 aggregate of service and interest costs, as follows:

(In millions)	Increase	Decrease
One Percentage Point		
Effect in total of service and interest cost components	$ 0.4	$ (0.3)
Effect on postretirement healthcare benefit obligation	3.3	(2.6)

Domestic Pension Plan Assets

The company's overall objective is to invest in a portfolio of diversified assets, primarily through the use of institutional collective funds, to achieve long-term growth. The strategic asset allocation uses a combination of risk controlled and index strategies in fixed income and global equities. The company also has a small portfolio (comprising less than 5% of invested assets) of private equity investments. The target allocations for the remaining

Note 6. Pension and Other Postretirement Benefit Plans (continued)

investments are approximately 34% to funds investing in US equities, including a sub-allocation of approximately 5% to real estate-related equities, approximately 29% to funds investing in international equities and approximately 37% to funds investing in fixed income securities. The portfolio maintains enough liquidity at all times to meet the near-term benefit payments.

The fair values of the company's domestic plan assets at December 31, 2009, by asset category are as follows:

(In millions)	December 31, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category				
U.S. equity funds	$ 111.1	$ —	$ 111.1	$ —
International equity funds	90.7	—	90.7	—
Fixed income funds	115.4	—	115.4	—
Private equity funds	14.8	—	—	14.8
Cash/money market funds	14.2	3.4	10.8	—
Alternative investments	0.9	—	—	0.9
Total Assets	$ 347.1	$ 3.4	$ 328.0	$ 15.7

The table above presents the fair value of the company's plan assets in accordance with the fair value hierarchy (Note 12). Certain pension plan assets are measured using net asset value per share (or its equivalent) and are reported as a level 2 investment above due to the company's ability to redeem its investment either at the balance sheet date or within limited time restrictions. The fair value of the company's private equity and alternative investments, which are classified as level 3 investments, are based on valuations provided by the respective funds. The following table represents a rollforward of the fair value, as determined by level 3 inputs.

(In millions)	Private Equity Funds	Alternative Investments	Total
Balance at December 31, 2008	$ 15.4	$ 14.5	$ 29.9
Actual return on plan assets:			
Relating to assets held at reporting date	(1.4)	0.4	(1.0)
Relating to assets sold/distributed during period	0.1	—	0.1
Purchases, capital contributions, sales and settlements	0.7	(14.0)	(13.3)
Balance at December 31, 2009	$ 14.8	$ 0.9	$ 15.7

Note 6. Pension and Other Postretirement Benefit Plans (continued)

The table below presents the fair value measurements of investments in certain domestic plan assets that calculate and provide the company with a net asset value per share (or its equivalent). These plan investments are all classified as level 2 or 3 according to the fair value hierarchy:

(In millions)	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Asset Category				
U.S. equity funds	$ 111.1	$ —	At least monthly	No more than 3 days
International equity funds	90.7	—	At least monthly	No more than 3 days
Fixed income funds	115.4	—	At least monthly	No more than 3 days
Private equity funds	14.8	2.1	Restricted	Restricted
Money market funds	10.8	—	Daily	Daily
Alternative investments	0.9	—	Restricted	Restricted
	$ 343.7	$ 2.1		

Non-U.S. Pension Plan Assets

The company maintains specific plan assets for many of the individual pension plans outside the US. The investment strategy of each plan has been uniquely established based on the country specific standards and characteristics of the plans. Most of the plans have contracts with insurance companies whereby the market risks of the benefit obligations are borne by the insurance companies. When assets are held directly in investments, generally the objective is to invest in a portfolio of diversified assets with a variety of fund managers. The investments are substantially limited to funds investing in global equities and fixed income securities with the target asset allocations ranging from approximately 50% - 60% for equities and 40% - 50% for fixed income. Each plan maintains enough liquidity at all times to meet the near-term benefit payments.

The fair values of the company's non-U.S. plan assets at December 31, 2009, by asset category are as follows:

(In millions)	December 31, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category				
Equity funds	$ 222.5	$ 39.1	$ 183.4	$ —
Fixed income funds	166.0	18.8	147.2	—
Insurance contracts	79.3	—	79.3	—
Cash / money market funds	7.2	7.0	0.2	—
Total Assets	$ 475.0	$ 64.9	$ 410.1	$ —

Note 6. Pension and Other Postretirement Benefit Plans (continued)

The table below presents the fair value measurements of investments in certain non-U.S. plan assets that calculate and provide the company with a net asset value per share (or its equivalent). These plan investments are all classified as level 2 or 3 according to the fair value hierarchy:

(In millions)	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Asset Category				
Equity funds	$ 183.4	$ —	At least monthly	No more than 1 month
Fixed income funds	147.2	—	At least weekly	No more than 5 days
Insurance contracts	79.3	—	Not applicable	Not applicable
Money market funds	0.2	—	Daily	Daily
	$ 410.1	$ —		

Note 7. Income Taxes

The components of income from continuing operations before provision for income taxes are as follows:

(In millions)	2009	2008	2007
U.S.	$ 579.3	$ 704.7	$ 639.8
Non-U.S.	347.8	423.3	220.8
	$ 927.1	$ 1,128.0	$ 860.6

The components of the provision for income taxes of continuing operations are as follows:

(In millions)	2009	2008	2007
Income Tax Provision			
Federal	$ 192.3	$ 185.0	$ 57.0
Non-U.S.	104.4	81.7	90.9
State	24.7	36.7	24.5
	321.4	303.4	172.4
Deferred Income Tax Provision (Benefit)			
Federal	$ (147.8)	$ (59.8)	$ 68.2
Non-U.S.	(83.4)	(63.1)	(134.0)
State	(14.4)	(27.9)	(12.9)
	(245.6)	(150.8)	(78.7)
	$ 75.8	$ 152.6	$ 93.7

Note 7. Income Taxes (continued)

The income tax provision included in the accompanying statement of income is as follows:

(In millions)	2009	2008	2007
Continuing Operations	$ 75.8	$ 152.6	$ 93.7
Discontinued Operations	(0.6)	3.5	4.2
	$ 75.2	$ 156.1	$ 97.9

The company receives a tax deduction upon the exercise of non-qualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $25.1 million and $99.1 million of such benefits of the company that have been allocated to capital in excess of par value in 2008 and 2007, respectively.

The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income from continuing operations before provision for income taxes due to the following:

(In millions)	2009	2008	2007
Provision for Income Taxes at Statutory Rate	$ 324.5	$ 394.8	$ 301.2
Increases (Decreases) Resulting From:			
Foreign rate differential	(147.0)	(165.6)	(148.6)
Change in tax laws and apportionment	(2.5)	(27.9)	(31.6)
Income tax credits	(100.3)	(54.2)	(33.2)
Manufacturing deduction	(15.8)	(17.5)	(15.3)
State income taxes, net of federal tax	(0.4)	11.1	9.3
Nondeductible expenses	4.6	6.1	6.4
Unrecognized tax benefit reserves, net	7.4	6.5	3.2
Tax return reassessments and settlements	(0.4)	(1.2)	—
Other, net	5.7	0.5	2.3
	$ 75.8	$ 152.6	$ 93.7

During 2009, the company recorded an income tax benefit of $2.5 million, net, principally due to a reduction in deferred income taxes resulting from a change in the apportionment of state tax rates. During 2008, the company recorded an income tax benefit of $27.9 million, net, principally due to a reduction in deferred income taxes resulting from a change in the apportionment of state tax rates and newly enacted reductions in tax rates in Switzerland. During 2007, the company recorded an income tax benefit of $31.6 million, net, principally due to a reduction in deferred income taxes as a result of tax law changes in the United Kingdom, Denmark, Canada and Germany.

Note 7. Income Taxes (continued)

Net deferred tax asset (liability) in the accompanying balance sheet consists of the following:

(In millions)	2009	2008
Deferred Tax Asset (Liability)		
Depreciation and amortization	$ (2,274.1)	$ (2,293.3)
Net operating loss and credit carryforwards	443.9	380.7
Reserves and accruals	139.7	128.0
Accrued compensation	149.4	158.1
Inventory basis difference	31.9	29.6
Available-for-sale investments	5.6	5.6
Non U.S. earnings expected to be repatriated	6.4	—
Other, net	11.5	(2.6)
	(1,485.7)	(1,593.9)
Less: Valuation allowance	164.8	161.4
	$ (1,650.5)	$ (1,755.3)

The company estimates the degree to which tax assets and loss carryforwards will result in a benefit based on expected profitability by tax jurisdiction and provides a valuation allowance for tax assets and loss and credit carryforwards that it believes will more likely than not go unused. At the time of the merger with Fisher in November 2006, the company established a $41.9 million valuation allowance for foreign tax credit carryforwards that it did not expect would be used based on the combined company's tax position. During 2008, the company reduced its valuation allowance for the foreign tax credit carryforwards by $41.9 million, all of which reduced goodwill, due to an expectation that the benefit will be realized. At December 31, 2009, all of the company's valuation allowance relates to deferred tax assets for which any subsequently recognized tax benefits will reduce income tax expense.

At December 31, 2009, the company had federal, state and non-U.S. net operating loss carryforwards of $148.2 million, $566.6 million and $745.4 million, respectively. Use of the carryforwards is limited based on the future income of certain subsidiaries. The federal and state net operating loss carryforwards expire in the years 2010 through 2029. Of the non-U.S. net operating loss carryforwards, $249.3 million expire in the years 2010 through 2029, and the remainder do not expire. The company also had $126.8 million of federal foreign tax credit carryforwards as of December 31, 2009, which expire in the years 2010 through 2019.

A provision has not been made for U.S. or additional non-U.S. taxes on $3.2 billion of undistributed earnings of international subsidiaries that could be subject to taxation if remitted to the U.S. because the company plans to keep these amounts permanently reinvested overseas except for instances where the company can remit such earnings to the U.S. without an associated net tax cost. During 2009, the company changed its position regarding the undistributed earnings of its Japan subsidiaries. The earnings of these subsidiaries are no longer considered permanently reinvested. As a result, in 2009 the company provided deferred U.S. income taxes of $28.0 million, offset by a U.S. foreign tax credit of $34.4 million.

Unrecognized Tax Benefits

As of January 1, 2007, the company had $82.4 million of unrecognized tax benefits, of which $33.2 million, if recognized, would reduce the effective tax rate and the remaining $49.2 million, if recognized, would have decreased goodwill. As of December 31, 2009, the company had $76.2 million of unrecognized tax benefits which, if recognized, would reduce the effective tax rate.

Note 7. Income Taxes (continued)

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

(In millions)	2009	2008	2007
Balance at beginning of year	$ 70.4	$ 73.9	$ 82.4
Additions for tax positions of current year	11.3	6.5	3.5
Closure of tax years	(4.6)	(3.0)	(12.0)
Settlements	(0.9)	(7.0)	—
	$ 76.2	$ 70.4	$ 73.9

The company classified interest and penalties related to unrecognized tax benefits as income tax expense. The total amount of interest and penalties related to uncertain tax positions and recognized in the balance sheet as of December 31, 2009 and 2008 was $5.3 million for interest.

The company conducts business globally and, as a result, Thermo Fisher or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Australia, Canada, China, Denmark, Finland, France, Germany, Italy, Japan, the United Kingdom and the United States. With few exceptions, the company is no longer subject to U.S. federal, state and local, or non-U.S., income tax examinations for years before 2001.

During 2009, the statute of limitations on certain unrecognized tax benefits lapsed which resulted in a $4.6 million decrease in the liability for unrecognized tax benefits, all of which reduced income tax expense. During 2008, the statute of limitations on certain unrecognized tax benefits lapsed which resulted in a $3.0 million decrease in the liability for unrecognized tax benefits, all of which reduced goodwill. During 2007, the statute of limitations on certain unrecognized tax benefits lapsed which resulted in a $2.3 million decrease in the liability for unrecognized tax benefits, $2.0 million of which reduced goodwill and $0.3 million of which reduced income tax expense.

In 2009, the company settled the IRS audit of its 2005 tax year which resulted in a $0.9 million decrease in the liability for unrecognized tax benefits, all of which reduced income tax expense. In 2008, the company settled IRS audits of the 2004 and 2005 pre-acquisition tax years of Fisher, which resulted in a $7 million decrease in the liability for unrecognized tax benefits and goodwill. This decrease in the liability for unrecognized tax benefits was substantially offset by an accrual for unrecognized tax benefits related to the sale of a non-U.S. subsidiary. During 2007, the company settled audits of the 2003 pre-acquisition tax years of certain Fisher subsidiaries which resulted in a $2.6 million decrease in both the liability for unrecognized tax benefits and goodwill. The company also settled audits of the 1994-1997 tax years of certain German subsidiaries which resulted in a $7.1 million decrease in both the liability for unrecognized tax benefits and goodwill. The company is currently under audit by the Internal Revenue Service for the 2001 to 2004 tax years. The examination of those years is at the appeals level of the IRS. The company does not currently expect any significant changes to previously recorded unrecognized tax benefits. The company is also currently under audit by the IRS for the 2006 and 2007 tax years and the 2006 pre-acquisition tax years of certain Fisher subsidiaries. It is likely that the examination phase of these audits will be completed within twelve months. There have been no significant changes to the status of these examinations during 2009, and the company does not currently expect any significant changes to previously recorded unrecognized tax benefits.

Note 8. Earnings per Share

(In millions except per share amounts)	2009	2008	2007
Income from Continuing Operations	$ 851.3	$ 975.4	$ 766.9
(Loss) Gain on Disposal of Discontinued Operations, Net	(1.0)	5.5	(18.5)
Net Income	850.3	980.9	748.4
Income Allocable to Participating Securities	(0.6)	(1.5)	(0.5)
Net Income for Earnings per Share	$ 849.7	$ 979.4	$ 747.9
Basic Weighted Average Shares	412.4	418.2	421.5
Effect of:			
Convertible debentures	8.5	13.3	13.8
Stock options, restricted stock/units and warrants	1.9	3.2	8.3
Diluted Weighted Average Shares	422.8	434.7	443.6
Basic Earnings per Share:			
Continuing operations	$ 2.06	$ 2.33	$ 1.82
Discontinued operations	—	.01	(.04)
	$ 2.06	$ 2.34	$ 1.77
Diluted Earnings per Share:			
Continuing operations	$ 2.01	$ 2.24	$ 1.73
Discontinued operations	—	.01	(.04)
	$ 2.01	$ 2.25	$ 1.69

Options to purchase 10.9 million, 3.6 million and 3.7 million shares of common stock were not included in the computation of diluted earnings per share for 2009, 2008 and 2007, respectively, because their effect would have been antidilutive.

Since the company must settle the par value of its convertible notes in cash, the company is not required to include any shares underlying the convertible notes in its diluted weighted average shares outstanding until the average stock price per share for the period exceeds the $23.73, $29.55, and $40.20 conversion price for the 2.50% Senior Convertible Notes due 2023, the Floating Rate Senior Convertible Debentures due 2033 and the 3.25% Senior Convertible Subordinated Notes due 2024, respectively, and only to the extent of the additional shares the company may be required to issue in the event the company's conversion obligation exceeds the principal amount of the notes or debentures converted (Note 9). At such time, only the number of shares that would be issuable (under the treasury stock method of accounting for share dilution) are included, which is based upon the amount by which the average stock price exceeds the conversion price.

The table below discloses the effect of changes in the company's stock price on the amount of shares to be included in the earnings per share calculation. The securities are convertible only if the common stock price equals or exceeds the trigger price. The table assumes normal conversion for the 2.50% Senior Convertible Notes due 2023, the Floating Rate Senior Convertible Debentures due 2033 and the 3.25% Senior Convertible Subordinated Notes due

Note 8. Earnings per Share (continued)

2024 in which the principal amount is paid in cash, and the excess up to the conversion value is paid in shares of the company's stock as follows:

	2.50% Senior Convertible Notes	Floating Rate Senior Convertible Debentures	3.25% Senior Convertible Notes	Potential Share Increase
Principal Outstanding (In millions)	$ 13.0	$ 326.5	$ 329.3	
Conversion Price per Share	23.73	29.55	40.20	
Trigger Price	28.48	38.41	48.24	
Future Common Stock Price	Total Potential Shares (In millions)			
$23.73	—	—	—	—
$24.73	—	—	—	—
$29.55	0.1	—	—	0.1
$30.55	0.1	0.4	—	0.5
$40.20	0.2	2.9	—	3.1
$41.20	0.2	3.1	0.2	3.5
$45.00	0.3	3.8	0.9	5.0
$50.00	0.3	4.5	1.6	6.4
$55.00	0.3	5.1	2.2	7.6
$60.00	0.3	5.6	2.7	8.6
$65.00	0.3	6.0	3.1	9.4
$70.00	0.4	6.4	3.5	10.3

Note 9. Debt and Other Financing Arrangements

(In millions except per share amounts)	2009	2008
2.50% Senior Convertible Notes, Due 2023 Convertible at $23.73 per Share (net of unamortized discount of $0.4 and $15.5, respectively)	$ 12.6	$ 279.9
Floating Rate Senior Convertible Debentures, Due 2033 Convertible at $29.55 per Share (net of unamortized discount of $1.5 and $8.7, respectively)	325.0	335.8
3.25% Senior Subordinated Convertible Notes, Due 2024 Convertible at $40.20 per Share (net of unamortized discount of $9.0 and $16.1, respectively)	320.3	313.1
2.15% Senior Notes, Due 2012 (net of unamortized discount of $0.5 and interest rate hedge of $2.9)	346.6	—
3.25% Senior Notes, Due 2014 (net of unamortized discount of $0.4 and interest rate hedge of $6.6)	393.0	—
5% Senior Notes, Due 2015	250.0	250.0
6 3/4% Senior Subordinated Notes, Due 2014	—	306.3
6 1/8% Senior Subordinated Notes, Due 2015	500.0	500.0
Other	34.0	32.9
	2,181.5	2,018.0
Less: Short-term Obligations and Current Maturities	117.5	14.8
	$ 2,064.0	$ 2,003.2

The annual repayment requirements for debt obligations are as follows:

(In millions)	
2010	$ 117.9
2011	3.2
2012	352.1
2013	4.6
2014	407.2
2015 and thereafter	1,317.8
	2,202.8
Less: Unamortized discount	11.8
Fair value of interest rate hedge	9.5
	$ 2,181.5

See Note 12 for fair value information pertaining to the company's long-term obligations.

Short-term obligations and current maturities of long-term obligations in the accompanying balance sheet included $1.9 million and $11.3 million at year-end 2009 and 2008, respectively, of short-term bank borrowings and borrowings under lines of credit of certain of the company's subsidiaries. The weighted average interest rate for short-term borrowings was 11.42% and 1.63% at December 31, 2009 and 2008, respectively. In addition to available borrowings under the company's revolving credit agreements and a money market loan fund arrangement, all discussed below, the company had unused lines of credit of $106.4 million as of December 31, 2009. These unused lines of credit generally provide for short-term unsecured borrowings at various interest rates.

Note 9. Debt and Other Financing Arrangements (continued)

Credit Facilities

The company has a revolving credit facility (the "Revolving Credit Facility") with a bank group that provides for up to $1 billion of unsecured multi-currency revolving credit that will expire in August 2012. The agreement calls for interest at either a LIBOR-based rate or a rate based on the prime lending rate of the agent bank, at the company's option. The rate at December 31, 2009, was between 0.40% and 0.62% (depending on duration) under the more favorable of the two rates. The Revolving Credit Facility allows for the issuance of letters of credit, which reduces the amount available for borrowing. The agreement contains affirmative, negative and financial covenants, and events of default customary for financings of this type. The financial covenant requires the company to maintain total leverage below a certain maximum level. The company was in compliance with all covenants between 2007 and 2009. The credit agreement permits the company to use the facility for working capital; acquisitions; repurchases of common stock, debentures and other securities; the refinancing of debt; and general corporate purposes. As of December 31, 2009, there were no borrowings under the revolver and $53.9 million in letters of credit outstanding, resulting in $946.1 million of borrowings available under the Revolving Credit Facility.

Money Market Loans

The company has an uncommitted line of credit of up to $250 million through a series of short-term money market loans funded on an ongoing basis in the secondary market. Such money market loans typically have maturity periods of between one and three months, however they can have longer durations as the market will bear. Furthermore, they bear varying rates of interest based on the maturity date and market rate at the time of issuance. As of December 31, 2009, the company did not have any outstanding borrowings under this line.

2.50% Senior Convertible Notes due 2023

At the November 2006 closing date of the merger with Fisher, the company assumed $300.0 million aggregate principal amount of 2.50% Senior Convertible Notes due 2023. Interest on the notes is payable on April 1 and October 1 of each year. The notes are convertible at the option of the holder, at a price of $23.73 per share, if the common stock price exceeds the trigger price of $28.48 for a period of time as defined in the agreement, or upon the occurrence of certain other events. The company will be required to deliver cash to holders upon conversion, up to the principal amount of the notes converted. The company will have the option to satisfy any amount of conversion obligation in excess of the principal amount in cash and/or shares of common stock. The notes may be redeemed, in whole or in part, at the company's option on or after October 2, 2010, at 100% of the principal amount plus accrued interest. In addition, holders of the notes have the option, subject to certain conditions, to require the company to purchase any notes held by them for 100% of the principal amount plus accrued interest on October 1, 2010, October 1, 2015, and October 1, 2020, or upon a change of control.

During the fourth quarter of 2009, the company made a tender offer to purchase for cash any and all outstanding 2.50% Senior Convertible Notes due 2023 at a purchase price per $1,000 principal amount of $2,072.4743. At the expiration of the offer, the company purchased $282.3 million aggregate principal amount of such notes for an aggregate of $586.6 million including accrued and unpaid interest. The company recorded a loss of $10 million in 2009 on the early extinguishment of this debt in other expense, net on the accompanying statement of income.

Floating Rate Senior Convertible Debentures due 2033

At the closing date of the merger with Fisher, the company assumed $344.4 million aggregate principal amount of Floating Rate Senior Convertible Debentures due 2033. Interest on the notes is payable on March 15, June 15, September 15 and December 15 of each year at an annual rate of 90-day LIBOR minus 1.25% (0.00% as of December 31, 2009). Additional quarterly interest equal to 0.0625% of the market value of the notes will be paid commencing

Note 9. Debt and Other Financing Arrangements (continued)

with the quarterly interest period beginning December 15, 2009, if the market value of the notes during specified testing periods is 120% or more of the principal value. Based on the market value of the notes at the most recent testing period, the additional interest charge in 2010 is expected to be less than $1 million. The notes are convertible at the option of the holder, at a price of $29.55 per share, if the common stock price exceeds the trigger price of $38.41 for a period of time as defined in the agreement, or upon the occurrence of certain other events. The company will be required to deliver cash to holders upon conversion, up to the principal amount of notes converted. The company will have the option to satisfy any amount of conversion obligation in excess of the principal amount in cash and/or shares of common stock. The notes may be redeemed, in whole or in part, at the company's option on or after March 15, 2010, at 100% of the principal amount plus accrued interest. In addition, holders of the notes have the option, subject to certain conditions, to require the company to purchase any notes held by them for 100% of the principal amount plus accrued interest on March 15, 2010, December 15, 2014, December 15, 2019, December 15, 2024, and December 15, 2029, or upon a change of control.

3.25% Senior Subordinated Convertible Notes due 2024

At the closing date of the merger with Fisher, the company assumed $330.0 million aggregate principal amount of 3.25% Senior Subordinated Convertible Notes due 2024. Interest on the notes is payable on March 1 and September 1 of each year. The notes are convertible at the option of the holder, at a price of $40.20 per share, if the common stock price exceeds the trigger price of $48.24 for a period of time as defined in the agreement, or upon the occurrence of certain other events. The company will be required to deliver cash to holders upon conversion, up to the principal amount of notes converted. The company will have the option to satisfy any amount of conversion obligation in excess of the principal amount in cash and/or shares of common stock. The notes may be redeemed, in whole or in part, at the company's option, on or after March 2, 2011, at 100% of the principal amount plus accrued interest. In addition, holders of the notes have the option, subject to certain conditions, to require the company to purchase any notes held by them for 100% of the principal amount plus accrued interest on March 1, 2011, March 1, 2016 and March 1, 2021, or upon a change of control.

For any holders of the company's convertible obligations electing to convert or if such debt is put to the company by holders on the next put dates in 2010 and 2011, the company currently intends to finance the cash payments that would be payable through borrowings under its revolving credit agreement to the extent such payments exceed $113 million which has been classified as a current maturity of long-term obligation in the accompanying 2009 balance sheet. During 2009 and early 2010, holders of convertible debentures totaling $68 million in par value exercised conversion rights.

The company separately accounts for the debt and equity components of its convertible debt in a manner that reflects the company's nonconvertible debt borrowing rate when interest cost is recognized. The debt, temporary equity and equity components recognized for the company's convertible debt are as follows:

(In millions)	2009	2008
Principal Amount of Convertible Debt	$ 668.8	$ 969.1
Unamortized Discount	10.9	40.3
Net Carrying Amount	657.9	928.8
Incremental Convertible Debt Obligation (Temporary Equity)	1.9	24.2
Capital in Excess of Par Value	30.7	28.1

Note 9. Debt and Other Financing Arrangements (continued)

At December 31, 2009, the unamortized discount had a remaining weighted average recognition period of 1.1 year, to the respective first redemption dates of the convertible debt. The amount of interest expense on the convertible debt recognized in the accompanying statement of income is as follows:

(In millions)	2009	2008	2007
Contractual Coupon Interest	$ 18.4	$ 25.0	$ 32.9
Amortization of Discount on Convertible Debt	22.5	21.6	20.7
Interest Expense	$ 40.9	$ 46.6	$ 53.6
Effective Interest Rate	4.3%	5.1%	5.9%

2.15% Senior Notes due 2012

On November 20, 2009, the company issued $350 million principal amount of 2.15% Senior Notes due 2012. Interest on the notes is payable on June 28 and December 28 of each year. The notes may be redeemed at any time at a redemption price of 100% of the principal amount plus a specified make-whole premium plus accrued interest. The company is subject to certain affirmative and negative covenants.

At the issuance of debt, the company entered into 3 month LIBOR-based interest rate swap arrangements with various banks. The aggregate amount of the swaps is equal to the principal amount of the 2.15% Notes and the payment dates of the swaps coincide with the payment dates of the notes. The swap contracts provide for the company to pay a variable interest rate of 3 month USD LIBOR plus a spread of 0.4194% (0.77% at December 31, 2009) and to receive a fixed interest rate of 2.15%. The variable interest rate resets quarterly. The swaps have been accounted for as a fair value hedge of the 2.15% Notes.

3.25% Senior Notes due 2014

On November 20, 2009, the company issued $400 million principal amount of 3.25% Senior Notes due 2014. Interest on the notes is payable on May 20 and November 20 of each year. The notes may be redeemed at any time at a redemption price of 100% of the principal amount plus a specified make-whole premium plus accrued interest. The company is subject to certain affirmative and negative covenants.

At the issuance of debt, the company entered into 3 month LIBOR-based interest rate swap arrangements with various banks. The aggregate amount of the swaps is equal to the principal amount of the 3.25% Notes and the payment dates of the swaps coincide with the payment dates of the 3.25% Notes. The swap contracts provide for the company to pay a variable interest rate of 3 month USD LIBOR plus a spread of 0.7245% (0.99% at December 31, 2009) and to receive a fixed interest rate of 3.25%. The variable interest rate resets quarterly. The swaps have been accounted for as a fair value hedge of the 3.25% Notes.

5% Senior Notes due 2015

The company has $250 million principal amount of 5% Senior Notes due 2015. Interest on the notes is payable on June 1 and December 1 of each year. The notes may be redeemed at any time at a redemption price of 100% of the principal amount plus a specified make-whole premium plus accrued interest. The company is subject to certain affirmative and negative covenants.

Note 9. Debt and Other Financing Arrangements (continued)

Prior to issuing this debt, the company entered into forward starting pay fixed swap agreements with several banks to mitigate the risk of interest rates rising prior to completion of a debt offering. Based on the company's conclusion that a debt offering was probable and that such debt would carry semi-annual interest payments over a 10-year term, the swaps hedged the cash flow risk for each of the semi-annual fixed-rate interest payments on $250 million of principal amount of the 10-year fixed-rate debt issue (or any subsequent refinancing of such debt). The change in the fair value of the hedge upon termination was $2.0 million, net of tax, and was classified as a reduction of accumulated other comprehensive items within shareholders' equity and is being amortized to interest expense over the term of the debt through 2015.

7 5/8% Senior Notes due 2008

The company had $128.7 million principal amount of 7 5/8% Senior Notes due 2008. Interest on the notes was payable on April 30 and October 30 of each year. The principal and accrued interest on these notes was paid in full in 2008.

6 3/4% Senior Subordinated Notes due 2014

At the closing date of the merger with Fisher, the company assumed $300 million principal amount of 6 3/4% Senior Subordinated Notes due 2014. Interest on the notes was payable on February 15 and August 15 of each year. The notes were redeemed at a redemption price of 103.375% of the principal amount plus accrued interest in December 2009 for a total cash outlay of $317 million. The company recorded a loss of $5 million in 2009 on the early extinguishment of this debt in other expense, net on the accompanying statement of income.

6 1/8% Senior Subordinated Notes due 2015

At the closing date of the merger with Fisher, the company assumed $500 million principal amount of 6 1/8% Senior Subordinated Notes due 2015. Interest on the notes is payable on January 1 and July 1 of each year. The notes may be redeemed, in whole or in part, at the company's option, on or after July 1, 2010, at specified redemption prices plus accrued interest. At any period prior to July 1, 2010, the company may redeem the notes at a redemption price of 100% of the principal amount plus a specified make-whole premium plus accrued interest. If a change of control occurs and the notes fail to maintain at least a BBB- rating by S&P and a Baa3 rating by Moody's, each holder of notes may require the company to repurchase some or all of its notes at a purchase price equal to 101% of the principal amount plus accrued interest.

Note 10. Commitments and Contingencies

Operating Leases

The company leases certain logistics, office, and manufacturing facilities. Income from continuing operations includes expense from operating leases of $108.4 million, $108.8 million and $97.0 million in 2009, 2008 and 2007, respectively. The following is a summary of annual future minimum lease and rental commitments under noncancelable operating leases as of December 31, 2009:

(In millions)	
2010	$ 99.8
2011	78.4
2012	60.0
2013	40.3
2014	27.9
Thereafter	67.5
	$ 373.9

Purchase Obligations

The company has entered into unconditional purchase obligations, in the ordinary course of business, that include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable at any time without penalty. The aggregate amount of the company's unconditional purchase obligations totaled $172.2 million at December 31, 2009 and the majority of these obligations are expected to be settled during 2010.

Letters of Credit, Guarantees and Other Commitments

Outstanding letters of credit and bank guarantees totaled $100.7 million at December 31, 2009, including $3.5 million for businesses that have been sold. The expiration of these credits and guarantees ranges through 2099.

Outstanding surety bonds and other guarantees totaled $45.9 million at December 31, 2009. The expiration of these bonds and guarantees ranges through 2011.

The letters of credit, bank guarantees and surety bonds principally secure performance obligations, and allow the holder to draw funds up to the face amount of the letter of credit, bank guarantee or surety bond if the applicable business unit does not perform as contractually required.

In connection with the sale of businesses of the company, the buyers have assumed certain contractual obligations of such businesses and have agreed to indemnify the company with respect to those assumed liabilities. In the event a third-party to a transferred contract does not recognize the transfer of obligations or a buyer defaults on its obligations under the transferred contract, the company could be liable to the third-party for such obligations. However, in such event, the company would be entitled to indemnification by the buyer.

The company has funding commitments totaling $7.7 million at December 31, 2009, related to investments it owns.

Note 10. Commitments and Contingencies (continued)

Indemnifications

In conjunction with certain transactions, primarily divestitures, the company has agreed to indemnify the other parties with respect to certain liabilities related to the businesses that were sold or leased properties that were abandoned (e.g., retention of certain environmental, tax, employee and product liabilities). The scope and duration of such indemnity obligations vary from transaction to transaction. Where appropriate, an obligation for such indemnifications is recorded as a liability. Generally, a maximum obligation cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of divestiture, historically the company has not made significant payments for these indemnifications.

In connection with the company's efforts to reduce the number of facilities that it occupies, the company has vacated some of its leased facilities or sublet them to third parties. When the company sublets a facility to a third-party, it remains the primary obligor under the master lease agreement with the owner of the facility. As a result, if a third-party vacates the sublet facility, the company would be obligated to make lease or other payments under the master lease agreement. The company believes that the financial risk of default by sublessors is individually and in the aggregate not material to the company's financial position or results of operations.

In connection with the sale of products in the ordinary course of business, the company often makes representations affirming, among other things, that its products do not infringe on the intellectual property rights of others and agrees to indemnify customers against third-party claims for such infringement. The company has not been required to make material payments under such provisions.

Litigation and Related Contingencies

There are various lawsuits and claims pending against the company involving product liability, contract, commercial and other issues. In view of the company's financial condition and the accruals established for related matters, management does not believe that the ultimate liability, if any, related to these matters will have a material adverse effect on the company's financial condition, results of operations or cash flows.

The company establishes a liability that is an estimate of amounts needed to pay damages in the future for events that have already occurred. The accrued liabilities are based on management's judgment as to the probability of losses and, where applicable, actuarially determined estimates. The reserve estimates are adjusted as additional information becomes known or payments are made.

The company accrues the most likely amount or at least the minimum of the range of probable loss when a range of probable loss can be estimated. The range of probable loss for product liability, workers compensation and other personal injury matters of the company's continuing operations at December 31, 2009, was approximately $222 million to $323 million on an undiscounted basis. The portion of these liabilities assumed in the merger with Fisher was recorded at its fair (present) value at the date of merger. The company's reserve for these matters in total, including the discounted liabilities, was $159 million at December 31, 2009 (or $225 million undiscounted). The reserve includes estimated defense costs and is gross of estimated amounts due from insurers of $93 million at December 31, 2009 (or $133 million undiscounted). The portion of these insurance assets assumed in the merger with Fisher was also recorded at its fair value at the date of merger. In addition to the above reserves, as of December 31, 2009, the company had product liability reserves of $9 million (undiscounted) relating to divested businesses.

The assets and liabilities assumed at the acquisition date were ascribed a fair value based on the present value of expected future cash flows, using a discount rate equivalent to the risk free rate of interest for monetary assets with comparable maturities (weighted average discount rate of 4.67%). The discount on the liabilities of approximately $66

Note 10. Commitments and Contingencies (continued)

million and the discount on the assets of approximately $40 million (net discount $26 million) are being accreted to interest expense over the expected settlement period.

Although the company believes that the amounts reserved and estimated recoveries are probable and appropriate based on available information, including actuarial studies of loss estimates, the process of estimating losses and insurance recoveries involves a considerable degree of judgment by management and the ultimate amounts could vary materially. For example, there are pending lawsuits with certain of the company's insurers concerning which state's laws should apply to the insurance policies and how such laws affect the policies. Should these actions resolve unfavorably, the estimated amount due from insurers of $93 million would require adjustment that could be material to the company's results of operations. Insurance contracts do not relieve the company of its primary obligation with respect to any losses incurred. The collectability of amounts due from its insurers is subject to the solvency and willingness of the insurer to pay, as well as the legal sufficiency of the insurance claims. Management monitors the financial condition and ratings of its insurers on an ongoing basis.

The company is currently involved in various stages of investigation and remediation related to environmental matters. The company cannot predict all potential costs related to environmental remediation matters and the possible impact on future operations given the uncertainties regarding the extent of the required cleanup, the complexity and interpretation of applicable laws and regulations, the varying costs of alternative cleanup methods and the extent of the company's responsibility. Expenses for environmental remediation matters related to the costs of permit requirements and installing, operating and maintaining groundwater-treatment systems and other remedial activities related to historical environmental contamination at the company's domestic and international facilities were not material in any period presented. The company records accruals for environmental remediation liabilities, based on current interpretations of environmental laws and regulations, when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. The company calculates estimates based upon several factors, including reports prepared by environmental specialists and management's knowledge of and experience with these environmental matters. The company includes in these estimates potential costs for investigation, remediation and operation and maintenance of cleanup sites. Having assumed environmental liabilities in the merger with Fisher, the company was required to discount the estimate of loss to fair (present) value. This fair value was ascribed by using a discount rate of 4.73%, which was the risk free interest rate for monetary assets with maturities comparable to that of the environmental liability. The remaining discount of $8 million is being accreted by charges to interest expense over the estimated maturity period of 30 years. At December 31, 2009 and 2008, the company's total environmental liability was approximately $23 million and $20 million, respectively.

Management believes that its reserves for environmental matters are adequate for the remediation costs the company expects to incur. As a result, the company believes that the ultimate liability with respect to environmental remediation matters will not have a material adverse effect on the company's financial position, results of operations or cash flows. However, the company may be subject to additional remedial or compliance costs due to future events, such as changes in existing laws and regulations, changes in agency direction or enforcement policies, developments in remediation technologies or changes in the conduct of the company's operations, which could have a material adverse effect on the company's financial position, results of operations or cash flows. Although these environmental remediation liabilities do not include third-party recoveries, the company may be able to bring indemnification claims against third parties for liabilities relating to certain sites.

Note 11. Comprehensive Income and Shareholders' Equity

Comprehensive income combines net income and other comprehensive items. Other comprehensive items represent certain amounts that are reported as components of shareholders' equity in the accompanying balance sheet, including currency translation adjustments, unrealized gains and losses, net of tax, on available-for-sale investments and hedging instruments; and pension and other postretirement benefit liability adjustments.

Accumulated other comprehensive items in the accompanying balance sheet consist of the following:

(In millions except per share amounts)	2009	2008
Cumulative Translation Adjustment	$ 161.7	$ (37.1)
Net Unrealized Gain on Available-for-sale Investments (net of tax provision of $1.3 and $0.4)	2.4	0.2
Net Unrealized Losses on Hedging Instruments (net of tax benefit of $0.6 and $0.7)	(1.0)	(1.2)
Pension and Other Postretirement Benefit Liability Adjustments (net of tax benefit of $46.8 and $67.7)	(71.1)	(107.7)
	$ 92.0	$ (145.8)

The amounts of pension and other postretirement benefit liability adjustments recognized in net income in 2009, 2008 and 2007 were $1.1 million, $1.0 million and $2.3 million, net of tax, respectively.

At December 31, 2009, the company had reserved 66,487,601 unissued shares of its common stock for possible issuance under stock-based compensation plans and for possible conversion of the company's convertible debentures.

The company has 50,000 shares of authorized but unissued $100 par value preferred stock.

The company has distributed rights under a shareholder rights plan adopted by the company's Board of Directors to holders of outstanding shares of the company's common stock. Each right entitles the holder to purchase one hundred-thousandth of a share (a Unit) of Series B Junior Participating Preferred Stock, $100 par value, at a purchase price of $200 per Unit, subject to adjustment. The rights will not be exercisable until the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an Acquiring Person) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock (the Stock Acquisition Date), or (ii) 10 business days following the commencement of a tender offer or exchange offer for 15% or more of the outstanding shares of common stock.

In the event that a person becomes the beneficial owner of 15% or more of the outstanding shares of common stock, except pursuant to an offer for all outstanding shares of common stock that at least 75% of the Board of Directors determines to be fair to, and otherwise in the best interests of, stockholders, each holder of a right (except for the Acquiring Person) will thereafter have the right to receive, upon exercise, that number of shares of common stock (or, in certain circumstances, units of preferred stock, cash, property or other securities of the company) which equals the exercise price of the right divided by one-half of the current market price of the common stock. In the event that, at any time after any person has become an Acquiring Person, (i) the company is acquired in a merger or other business combination transaction in which the company is not the surviving corporation or its common stock is changed or exchanged (other than a merger that follows an offer approved by the Board of Directors), or (ii) 50% or more of the company's assets or earning power is sold or transferred, each holder of a right (except for the Acquiring Person) shall thereafter have the right to receive, upon exercise, the number of shares of common stock of the acquiring company that equals the exercise price of the right divided by one-half of the current market price of such common stock.

Note 11. Comprehensive Income and Shareholders' Equity (continued)

At any time until the Stock Acquisition Date, the company may redeem the rights in whole, but not in part, at a price of $.01 per right (payable in cash or stock). The rights expire on September 29, 2015, unless earlier redeemed or exchanged.

As a result of the November 2006 merger with Fisher, warrants to purchase 1,653,585 shares of Fisher common stock were converted into warrants to purchase 3,307,170 shares of company common stock at an exercise price of $4.83 per share. These warrants had a fair value of $113.2 million at the merger date, which was recorded as part of the merger consideration. All of the outstanding warrants were exercised in January 2008.

Note 12. Fair Value Measurements and Fair Value of Financial Instruments

Fair Value Measurements

The company uses the market approach technique to value its financial instruments and there were no changes in valuation techniques during 2009. The company's financial assets and liabilities carried at fair value are primarily comprised of investments in money market funds, mutual funds holding publicly traded securities, derivative contracts used to hedge the company's currency and interest rate risks and other investments in unit trusts and insurance contracts held as assets to satisfy outstanding retirement liabilities.

The fair value accounting guidance requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities that the company has the ability to access.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data such as quoted prices, interest rates and yield curves.

Level 3: Inputs are unobservable data points that are not corroborated by market data.

The following table presents information about the company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

Note 12. Fair Value Measurements and Fair Value of Financial Instruments (continued)

(In millions)	December 31, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Cash equivalents	$ 1,081.7	$ 1,081.7	$ —	$ —
Investments in mutual funds, unit trusts and other similar instruments	32.9	32.9	—	—
Insurance contracts	31.9	—	31.9	—
Auction rate securities	5.4	—	—	5.4
Derivative contracts	4.5	—	4.5	—
Total Assets	$ 1,156.4	$ 1,114.6	$ 36.4	$ 5.4
Liabilities				
Derivative contracts	$ 10.3	$ —	$ 10.3	$ —
Total Liabilities	$ 10.3	$ —	$ 10.3	$ —

The following table presents information about the company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

(In millions)	December 31, 2008	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Cash equivalents	$ 560.8	$ 560.8	$ —	$ —
Investments in mutual funds, unit trusts and other similar instruments	24.0	24.0	—	—
Insurance contracts	21.3	—	21.3	—
Auction rate securities	5.7	—	—	5.7
Marketable equity securities	1.0	1.0	—	—
Derivative contracts	3.3	—	3.3	—
Total Assets	$ 616.1	$ 585.8	$ 24.6	$ 5.7
Liabilities				
Derivative contracts	$ 4.0	$ —	$ 4.0	$ —
Total Liabilities	$ 4.0	$ —	$ 4.0	$ —

Note 12. Fair Value Measurements and Fair Value of Financial Instruments (continued)

Available-for-sale investments are carried at fair value and are included in the tables above. The aggregate market value, cost basis and gross unrealized gains and losses of available-for-sale investments by major security type are as follows:

(In millions)	Market Value	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value of Investments with Unrealized Losses
2009					
Mutual Fund and Unit Trust Investments	$ 31.2	$ 26.9	$ 4.3	$ —	$ —
Auction Rate Securities	5.4	6.0	—	0.6	5.4
	$ 36.6	$ 32.9	$ 4.3	$ 0.6	$ 5.4
2008					
Marketable Equity Securities	$ 1.0	$ 1.0	$ —	$ —	$ —
Mutual Fund and Unit Trust Investments	23.2	21.4	1.8	—	—
Auction Rate Securities	5.7	6.6	—	0.9	5.4
	$ 29.9	$ 29.0	$ 1.8	$ 0.9	$ 5.4

The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains and losses recorded in the accompanying statement of income. The net gain on the sale of available-for-sale investments resulted from gross realized gains of $0.1 million and $0.6 million in 2009 and 2008, respectively, and gross realized losses of $1.0 million, $4.0 and $9.0 million in 2009, 2008 and 2007, respectively.

In addition to available-for-sale investments, the company had $1.7 million and $0.8 million of trading securities, consisting of debt and equity securities, at December 31, 2009 and 2008, respectively.

The company determines the fair value of the auction rate securities by obtaining indications of value from brokers/dealers. During 2009 and 2008, the company recorded in other expense, net, $0.3 million and $2.3 million, respectively, of impairment charge on the auction rate securities for declines in value deemed attributable to credit losses exceeding six to nine months duration and thus considered other-than-temporary. The following table is a rollforward of the fair value, as determined by Level 3 inputs, of the auction rate securities.

(In millions)	2009	2008
Beginning Balance	$ 5.7	$ 8.9
Total impairment losses included in earnings	(0.3)	(2.3)
Sale of securities	(0.4)	—
Total unrealized gains (losses) included in other comprehensive income	0.4	(0.9)
Ending Balance	$ 5.4	$ 5.7

Note 12. Fair Value Measurements and Fair Value of Financial Instruments (continued)

The notional amounts of derivative contracts outstanding totaled $1,239.6 million and $333.7 million at year-end 2009 and 2008, respectively. The fair value of such contracts is the estimated amount that the company would receive upon liquidation of the contracts, taking into account the change in currency exchange rates.

The following tables present the fair value of derivative instruments in the consolidated balance sheet and statement of income.

(In millions)	Fair Value – Assets 2009	Fair Value – Assets 2008	Fair Value – Liabilities 2009	Fair Value – Liabilities 2008
Derivatives Designated as Hedging Instruments				
Interest rate swaps (a)	$ —	$ —	$ 9.5	$ —
Derivatives Not Designated as Hedging Instruments				
Foreign currency exchange contracts (b)	4.5	3.3	0.8	4.0
Total derivatives	$ 4.5	$ 3.3	$ 10.3	$ 4.0

(a) The fair value of the interest rate swaps are included in the consolidated balance sheet under the caption other long-term liabilities.

(b) The fair value of the foreign currency exchange contracts are included in the consolidated balance sheet under the captions other current assets or other accrued expenses.

(In millions)	Gain (Loss) Recognized 2009	Gain (Loss) Recognized 2008
Derivatives Designated as Fair Value Hedges		
Interest rate contracts	$ 1.4	$ —
Derivatives Not Designated as Fair Value Hedges		
Foreign currency exchange contracts	(6.9)	50.9

Gains and losses recognized on interest rate and foreign currency exchange contracts are included in the consolidated statement of income under the caption other expense, net.

Note 12. Fair Value Measurements and Fair Value of Financial Instruments (continued)

Fair Value of other Instruments

The carrying amount and fair value of the company's notes receivable and debt obligations are as follows:

(In millions)	2009 Carrying Value	2009 Fair Value	2008 Carrying Value	2008 Fair Value
Notes Receivable	$ 6.8	$ 6.8	$ 2.7	$ 2.7
Debt Obligations:				
Convertible obligations	657.9	992.0	928.8	1,227.7
Senior notes	989.6	1,016.1	250.0	209.3
Senior subordinated notes	500.0	520.1	806.3	675.9
Other	34.0	34.0	32.9	32.9
	$ 2,181.5	$ 2,562.2	$ 2,018.0	$ 2,145.8

The fair value of debt obligations was determined based on quoted market prices and on borrowing rates available to the company at the respective period ends.

Note 13. Supplemental Cash Flow Information

(In millions)	2009	2008	2007
Cash Paid For:			
Interest	$ 82.5	$ 129.5	$ 135.9
Income Taxes	$ 329.8	$ 292.1	$ 124.7
Non-cash Activities			
Fair value of assets of acquired businesses and product lines	$ 825.3	$ 265.7	$ 543.9
Cash paid for acquired businesses and product lines	(623.7)	(204.9)	(498.7)
Liabilities assumed of acquired businesses and product lines	$ 201.6	$ 60.8	$ 45.2
Conversion of convertible debt	$ —	$ 2.8	$ 0.4
Issuance of restricted stock	$ 1.1	$ 21.9	$ 3.4
Issuance of stock upon vesting of restricted stock units	$ 7.0	$ 20.1	$ 22.0

Note 14. Restructuring and Other Costs, Net

Restructuring costs in 2009 in both segments primarily included charges for actions in response to the downturn in the economy and reduced revenues in several businesses, as well as the following: consolidation of production operations at a plant in the United Kingdom with plants in the U.S. and Germany; the consolidation of production operations at a plant in Iowa with plants in Ohio and North Carolina; the consolidation of operations at a plant in the Netherlands with plants in the United Kingdom and the U.S; the consolidation of manufacturing and research and

Note 14. Restructuring and Other Costs, Net (continued)

development operations at a site in Germany with an existing site in the U.S.; and completion of the relocation of a manufacturing site in France to an existing site in Germany. Restructuring costs in 2008 included reductions in headcount within several businesses due to economic uncertainty affecting end markets and consolidating or transferring manufacturing operations from various sites in Europe, the U.S. and Australia to other sites. The 2008 costs also included charges for asset impairment, litigation and other matters discussed by segment below, net of pension curtailment gains. Restructuring costs in 2007 included charges for the consolidation of anatomical pathology operations in Pennsylvania with a site in Michigan, as well as consolidation of other U.S. operations and consolidation of sites in the UK and France with plants in Germany.

As of February 26, 2010, the company has identified restructuring actions that will result in additional charges of approximately $38 million, primarily in the first half of 2010.

2009

During 2009, the company recorded net restructuring and other costs by segment as follows:

(In millions)	Analytical Technologies	Laboratory Products and Services	Corporate	Total
Cost of Revenues	$ 4.7	$ 2.0	$ —	$ 6.7
Selling, General and Administrative Expenses	2.1	(0.6)	—	1.5
Restructuring and Other Costs, Net	37.2	21.7	1.9	60.8
	$ 44.0	$ 23.1	$ 1.9	$ 69.0

The components of net restructuring and other costs by segment are as follows:

Analytical Technologies

The Analytical Technologies segment recorded $44.0 million of net restructuring and other charges in 2009. The segment recorded charges to cost of revenues of $4.7 million for the sale of inventories revalued at the date of acquisition and accelerated depreciation at facilities closing due to real estate consolidation, charges to selling, general and administrative expenses of $2.1 million for transaction costs related to the B.R.A.H.M.S. acquisition (Note 2) and $37.2 million of other costs, net. These other costs consisted of $41.8 million of cash costs, primarily associated with headcount reductions and facility consolidations in an effort to streamline operations, including $31.4 million of severance for approximately 520 employees primarily in manufacturing and sales and service functions; $5.5 million of abandoned facility costs; and $4.9 million of other cash costs, primarily retention, relocation and moving expenses associated with facility consolidations as well as other costs associated with restructuring actions. The segment also recorded $4.6 million of income, net, primarily due to a gain on the settlement of a litigation-related matter assumed as part of the merger with Fisher Scientific in 2006, offset partially by a $2.5 million charge for pension termination benefits.

Laboratory Products and Services

The Laboratory Products and Services segment recorded $23.1 million of net restructuring and other charges in 2009. The segment recorded charges to cost of revenues of $2.0 million for the sale of inventories revalued at the date of acquisition and accelerated depreciation at facilities closing due to real estate consolidation; net gain in selling, general and administrative expenses of $0.6 million primarily for settlement of certain pre-merger Fisher product

Note 14. Restructuring and Other Costs, Net (continued)

liability-related matters partially offset by transaction costs related to the acquisition of Biolab; $17.9 million in cash costs described below; and $3.8 million in other costs, net. The cash costs, which were associated with headcount reductions and facility consolidations in an effort to streamline operations, included $13.9 million of severance for approximately 370 employees primarily in manufacturing, administrative, and sales and service functions; $1.1 million of abandoned facility costs; and $2.9 million of other cash costs, primarily retention, relocation, moving and related expenses associated with facility consolidations. The non-cash costs of $3.8 million were related primarily to a loss on an abandoned facility held for sale that was sold in July 2009 and, to a lesser extent, the impairment of intangible and fixed assets related to a product line.

Corporate

The company recorded $1.9 million in restructuring and other charges at its corporate office 2009, $2.1 million of which were cash costs partially offset by a $0.2 million gain on the sale of a building that had previously been written down to estimated disposal value. The cash costs were primarily abandoned facility costs and, to a lesser extent, severance.

2008

The company recorded net restructuring and other costs by segment for 2008 as follows:

(In millions)	Analytical Technologies	Laboratory Products and Services	Corporate	Total
Cost of Revenues	$ 0.7	$ 0.8	$ —	$ 1.5
Restructuring and Other Costs, Net	41.6	8.9	(15.1)	35.4
	$ 42.3	$ 9.7	$ (15.1)	$ 36.9

The components of net restructuring and other costs by segment are as follows:

Analytical Technologies

The Analytical Technologies segment recorded $42.3 million of net restructuring and other charges in 2008. The segment recorded charges to cost of revenues of $0.7 million, primarily for accelerated depreciation at facilities closing due to real estate consolidation, and $41.6 million of other costs, net. These other costs consisted of $23.1 million of cash costs, principally associated with headcount reductions and facility consolidations, including $13.7 million of severance for approximately 500 employees across all functions; $6.0 million of abandoned-facility costs; and $3.4 million of other cash costs, primarily retention, relocation, moving expenses and contract termination costs associated with facility consolidations. The principal facility consolidations include consolidating bioprocess production operations into a new facility at a current site in Utah as well as continuing actions initiated prior to 2008 and beginning new actions to cease manufacturing activities at plants in New Mexico, Denmark and Australia and transfer their operations to other sites. The segment also recorded non-cash costs of $18.5 million, including a $7.0 million impairment of acquisition-related intangible assets associated with a small business unit acquired as part of Fisher in 2006, a $5.0 million loss from a litigation-related matter assumed as part of the merger with Fisher, a $2.9 million net loss on the sale of businesses, $2.6 million for in-process research and development associated with an acquisition and $1.0 million for asset write downs at abandoned facilities.

Note 14. Restructuring and Other Costs, Net (continued)

Laboratory Products and Services

The Laboratory Products and Services segment recorded $9.7 million of net restructuring and other charges in 2008. The segment recorded charges to cost of revenues of $0.8 million for the sale of inventories revalued at the date of acquisition, and $8.9 million of other costs, net. These other costs consisted of $11.1 million of cash costs, principally associated with headcount reductions and facility consolidations, including $8.5 million of severance for approximately 380 employees primarily in manufacturing and administrative functions; $0.8 million of abandoned-facility costs; and $1.8 million of other cash costs primarily for retention, relocation and moving expenses. The facility consolidations principally included moving the manufacture of certain laboratory consumables products from existing facilities in California and New York to a new facility in Mexico and continuing the move of a manufacturing site in France to Germany. The segment also recorded non-cash income of $2.2 million primarily from a gain on the sale of real estate.

Corporate

The company recorded $15.1 million of restructuring and other income at its corporate office in 2008. The company curtailed part of a defined benefit plan and, as a result, recorded a gain of $19.2 million. The company also recorded a $2.5 million writedown to estimated disposal value of real estate held for sale, $1.7 million for a gain on the sale of used equipment and $3.3 million in cash charges primarily for severance and, to a lesser extent, abandoned facility costs.

2007

The company recorded net restructuring and other costs by segment for 2007 as follows:

(In millions)	Analytical Technologies	Laboratory Products and Services	Corporate	Total
Cost of Revenues	$ 41.0	$ 8.2	$ —	$ 49.2
Restructuring and Other Costs, Net	19.7	15.2	7.3	42.2
	$ 60.7	$ 23.4	$ 7.3	$ 91.4

The components of net restructuring and other costs by segment are as follows:

Analytical Technologies

The Analytical Technologies segment recorded $61 million of net restructuring and other charges in 2007. The segment recorded charges to cost of revenues of $41 million, primarily for the sale of inventories revalued at the date of acquisition, and $20 million of other costs, net. These other costs consisted of $18 million of cash costs, principally associated with facility consolidations, including $8 million of severance for approximately 385 employees across all functions; $2 million of abandoned-facility costs; and $8 million of other cash costs, primarily retention, relocation and contract termination expenses associated with facility consolidations. The principal facility consolidations include ceasing manufacturing activities at plants in New Mexico, Pennsylvania, Australia and Denmark with their operations transferred to other sites. The segment also recorded non-cash costs of $2 million, primarily for asset write downs at abandoned facilities.

Note 14. Restructuring and Other Costs, Net (continued)

Laboratory Products and Services

The Laboratory Products and Services segment recorded $23 million of net restructuring and other charges in 2007. The segment recorded charges to cost of revenues of $8 million, primarily for the sale of inventories revalued at the date of acquisition, and $15 million of other costs, net. These other costs consisted of $13 million of cash costs, principally associated with facility consolidations, including $9 million of severance for approximately 230 employees across all functions; $1 million of abandoned-facility costs; and $3 million of other cash costs. The facility consolidations principally included the planned move of a manufacturing site in France to Germany. The segment also recorded a loss of $2 million on the sale of a small business.

Corporate

The company recorded $7 million of restructuring and other charges at its corporate office in 2007. These costs consisted of $8 million of cash costs which were primarily for merger-related expenses and retention agreements with certain Fisher employees. Retention costs were accrued ratably over the period the employees worked to qualify for the payment, generally through November 2007. The corporate office also recorded a net gain of $1 million primarily related to pension plan curtailments.

The following tables summarize the cash components of the company's restructuring plans. The non-cash components and other amounts reported as restructuring and other costs, net, in the accompanying statement of income have been summarized in the notes to the tables.

(In millions)	Severance	Employee Retention (a)	Abandonment of Excess Facilities	Other	Total
Pre-2008 Restructuring Plans					
Balance At December 31, 2006	$ 5.8	$ 1.1	$ 12.1	$ 0.6	$ 19.6
Costs incurred in 2007 (c)	19.8	5.5	3.7	12.7	41.7
Reserves reversed (b)	(1.9)	—	(0.2)	—	(2.1)
Payments	(13.0)	(5.1)	(11.1)	(11.2)	(40.4)
Currency translation	0.3	—	0.2	0.1	0.6
Balance At December 31, 2007	11.0	1.5	4.7	2.2	19.4
Costs incurred in 2008 (d)	4.5	1.5	5.7	1.8	13.5
Reserves reversed (b)	(0.6)	(0.6)	(0.9)	(0.5)	(2.6)
Payments	(9.4)	(1.6)	(5.1)	(2.8)	(18.9)
Currency translation	(0.1)	—	—	—	(0.1)
Balance At December 31, 2008	5.4	0.8	4.4	0.7	11.3
Costs incurred in 2009 (e)	1.9	0.2	2.4	0.8	5.3
Reserves reversed (b)	—	(0.1)	(0.1)	—	(0.2)
Payments	(6.4)	(0.9)	(3.9)	(1.3)	(12.5)
Currency translation	(0.1)	—	—	—	(0.1)
Balance At December 31, 2009	$ 0.8	$ —	$ 2.8	$ 0.2	$ 3.8

Note 14. Restructuring and Other Costs, Net (continued)

(In millions)	Severance	Employee Retention (a)	Abandonment of Excess Facilities	Other	Total
2008 Restructuring Plans					
Costs incurred in 2008 (d)	$ 20.9	$ 0.6	$ 3.2	$ 1.9	$ 26.6
Payments	(13.8)	(0.2)	(1.2)	(1.5)	(16.7)
Currency translation	(0.1)	—	(0.2)	(0.1)	(0.4)
Balance At December 31, 2008	7.0	0.4	1.8	0.3	9.5
Costs incurred in 2009 (e)	2.1	0.2	1.0	0.9	4.2
Reserves reversed (b)	(0.5)	—	(0.2)	(0.1)	(0.8)
Payments	(7.0)	(0.6)	(1.2)	(0.9)	(9.7)
Currency translation	0.1	—	0.1	(0.1)	0.1
Balance At December 31, 2009	$ 1.7	$ —	$ 1.5	$ 0.1	$ 3.3
2009 Restructuring Plans					
Costs incurred in 2009 (e)	$ 45.3	$ 2.2	$ 6.3	$ 3.8	$ 57.6
Reserves reversed (b)	(2.7)	—	(1.5)	(0.1)	(4.3)
Payments	(21.5)	(0.7)	(2.8)	(3.6)	(28.6)
Currency translation	(0.1)	0.1	0.3	0.1	0.4
Balance At December 31, 2009	$ 21.0	$ 1.6	$ 2.3	$ 0.2	$ 25.1

(a) Employee retention costs are accrued ratably over the period through which employees must work to qualify for a payment.
(b) Represents reductions in cost of plans.
(c) Excludes non-cash charges, net, of $1.9 million and a loss of $1.7 million from the sale of a business. Also excludes a net gain of $1.0 million from pension plan curtailments.
(d) Excludes non-cash items, including a $19.2 million gain on the curtailment of part of a pension plan in the U.S., a $7.0 million charge for the impairment of intangible assets, a $5.0 million loss from a litigation-related matter, a $2.7 million net loss on the sale of businesses, a $2.6 million charge for in-process research and development at an acquired business, and other items as described in the discussion of restructuring actions by segment.
(e) Excludes non-cash items including principally a $7.4 million gain on settlement of a litigation-related matter, $4.9 million in asset writedowns primarily at sites undertaking facility consolidations, a $2.5 million charge for pension termination benefits; and a $0.6 million net gain on the sale of several small businesses.

The company expects to pay accrued restructuring costs as follows: severance, employee-retention obligations and other costs, primarily through 2010; and abandoned-facility payments, over lease terms expiring through 2015.

Note 15. Discontinued Operations

In 2008, the company recorded additional proceeds and the reversal of a reserve on a note receivable related to a business divested in 2003, resulting in an after-tax gain of $6 million. The note was collected in July 2008.

Subsequent to the 2006 acquisition of GV Instruments Limited (GVI), the UK Competition Commission initiated an investigation of the transaction and concluded that the acquisition would lead to a substantial lessening of competition in the UK in certain markets. The Competition Commission further concluded that a divestiture remedy was appropriate and required the company to divest of either GVI as a whole, or its principal product lines to purchasers approved by the Competition Commission. As a result of this divestiture requirement, the company recorded after-tax impairment charges in 2007 totaling $29 million. The loss primarily represents non-cash charges to reduce the carrying value of the business to estimated disposal value. Due to the immateriality of the operating results of this business relative to consolidated results, the company has not reclassified the historical results and accounts of this business to discontinued operations. In February 2008, the company completed the sale.

Aside from the impairment loss related to the divestiture of GVI, the company had after-tax gains of $10 million in 2007 from discontinued operations, primarily from the receipt of additional proceeds from the sale of a business in 2000 and a revision to the company's estimate of loss from litigation related to a divested business.

Note 16. Unaudited Quarterly Information

(In millions except per share amounts)	2009			
	First (a)	Second (b)	Third (c)	Fourth (d)
Revenues	$ 2,255.1	$ 2,484.1	$ 2,531.1	$ 2,839.4
Gross Profit	886.9	988.3	1,011.2	1,138.3
Income from Continuing Operations	148.9	206.9	221.2	274.3
Net Income	148.9	206.9	221.2	273.3
Earnings per Share from Continuing Operations:				
Basic	.36	.50	.54	.67
Diluted	.35	.49	.53	.65
Earnings per Share:				
Basic	.36	.50	.54	.67
Diluted	.35	.49	.53	.65

Amounts reflect aggregate restructuring and other items, net, and non-operating items, net, as follows:

(a) Costs of $13.6 million.
(b) Costs of $12.5 million.
(c) Costs of $13.8 million.
(d) Costs of $29.1 million and after-tax loss of $1.0 million related to the company's discontinued operations.

Note 16. Unaudited Quarterly Information (continued)

(In millions except per share amounts)	2008			
	First (a)	Second (b)	Third (c)	Fourth (d)
Revenues	$ 2,554.0	$ 2,709.6	$ 2,588.1	$ 2,646.3
Gross Profit	1,018.4	1,088.1	1,032.8	1,066.9
Income from Continuing Operations	230.1	242.9	214.9	287.5
Net Income	229.7	246.1	218.1	287.0
Earnings per Share from Continuing Operations:				
Basic	.55	.58	.51	.69
Diluted	.53	.55	.49	.67
Earnings per Share:				
Basic	.55	.59	.52	.68
Diluted	.53	.56	.50	.67

Amounts reflect aggregate restructuring and other items, net, and non-operating items, net, as follows:

(a) Costs of $5.5 million and after-tax loss of $0.4 million related to the company's discontinued operations.
(b) Income of $5.2 million and after-tax income of $3.2 million related to the company's discontinued operations.
(c) Costs of $15.4 million and after-tax income of $3.2 million related to the company's discontinued operations.
(d) Costs of $21.2 million and after-tax loss of $0.5 million related to the company's discontinued operations.

Note 17. Subsequent Events

In January and February 2010, the company entered agreements to acquire three businesses for aggregate cash consideration of approximately $225 million and future contingent consideration of up to an additional $30 million.

THERMO FISHER SCIENTIFIC INC.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

(In millions)	Balance at Beginning of Year	Provision Charged to Expense	Accounts Recovered	Accounts Written Off	Other (a)	Balance at End of Year
Allowance for Doubtful Accounts						
Year Ended December 31, 2009	$ 43.1	$ 7.3	$ 1.0	$ (6.7)	$ 2.5	$ 47.2
Year Ended December 31, 2008	$ 49.5	$ 5.5	$ 0.2	$ (11.9)	$ (0.2)	$ 43.1
Year Ended December 31, 2007	$ 45.0	$ 7.6	$ 0.5	$ (11.1)	$ 7.5	$ 49.5

(In millions)	Balance at Beginning of Year	Established As Cost of Acquisitions	Activity Charged to Reserve	Other (b)	Balance at End of Year
Accrued Acquisition Expenses					
Year Ended December 31, 2009	$ 1.8	$ —	$ (0.6)	$ (0.9)	$ 0.3
Year Ended December 31, 2008	$ 9.5	$ 0.7	$ (3.8)	$ (4.6)	$ 1.8
Year Ended December 31, 2007	$ 35.4	$ 14.3	$ (37.5)	$ (2.7)	$ 9.5

(In millions)	Balance at Beginning of Year	Provision Charged to Expense (d)	Activity Charged to Reserve	Other (e)	Balance at End of Year
Accrued Restructuring Costs (c)					
Year Ended December 31, 2009	$ 20.8	$ 61.8	$ (50.8)	$ 0.4	$ 32.2
Year Ended December 31, 2008	$ 19.4	$ 37.5	$ (35.6)	$ (0.5)	$ 20.8
Year Ended December 31, 2007	$ 19.6	$ 39.6	$ (40.4)	$ 0.6	$ 19.4

(a) Includes allowance of businesses acquired and sold during the year as described in Note 2 and the effect of currency translation.
(b) Represents reversal of accrued acquisition expenses and corresponding reduction of goodwill or other intangible assets resulting from finalization of restructuring plans and the effect of currency translation.
(c) The nature of activity in this account is described in Note 14.
(d) In 2009, excludes $4.5 million of non-cash costs and $5.5 million of other income, net. In 2008, excludes $11.0 million of non-cash costs and $13.1 million of other income, net. In 2007, excludes $1.9 million of non-cash costs, net and $0.7 million of other expenses, net.
(e) Represents the effects of currency translation.

STOCK PERFORMANCE GRAPH

The following graph and table compare Thermo Fisher Scientific's total stockholder return for the five-year period ended December 31, 2009, with the total return for the Standard & Poor's 500 Index and a Peer Group Index. Our Peer Group Index comprises the following companies: Agilent Technologies Inc.; Becton, Dickinson and Company; Beckman Coulter, Inc.; Bruker Corporation; Dionex Corporation; Life Technologies Corporation; MDS Inc.; Millipore Corporation; Mettler-Toledo International Inc.; PerkinElmer, Inc.; Sigma-Aldrich Corporation; Varian, Inc. and Waters Corporation. Our Peer Group Index consists of our most direct competitors; it assumes equal investment in each of the 13 peers and excludes our performance.

The comparison assumes $100 was invested on December 31, 2004, and also assumes the reinvestment of dividends. Our common stock is traded on the New York Stock Exchange under the ticker symbol "TMO."


$200
175
150
125
100
75
50
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
Thermo Fisher Scientific Inc.
S&P 500
Peer Group

	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
Thermo Fisher Scientific Inc.	100.00	99.80	150.02	191.06	112.85	157.97
S&P 500	100.00	104.91	121.48	128.16	80.74	102.11
Peer Group	100.00	107.00	123.57	168.09	89.44	147.07

MANAGEMENT TEAM

Marc N. Casper
President and Chief Executive Officer

Peter M. Wilver
Senior Vice President and Chief Financial Officer

Kenneth Berger*
Senior Vice President and President, Specialty Diagnostics

Elizabeth S. Bolgiano**
Senior Vice President, Human Resources

Gregory J. Herrema
Senior Vice President and President, Analytical Instruments

Seth H. Hoogasian
Senior Vice President, General Counsel and Secretary

Syed A. Jafry
Senior Vice President, Customer and Commercial Excellence

Alan J. Malus
Senior Vice President and President, Laboratory Products

Edward J. Pesicka
Senior Vice President and President, Customer Channels

Alex G. Stachtiaris
Senior Vice President, Global Business Services

Kenneth J. Apicerno
Vice President, Investor Relations

Peter E. Hornstra
Vice President and Chief Accounting Officer

Ina B. Kamenz
Vice President and Chief Information Officer

Karen A. Kirkwood
Vice President, Corporate Communications

Anthony H. Smith
Vice President, Tax and Treasurer

Stephen Williamson
Vice President, Financial Operations

*Effective May 1, 2010
**Effective April 1, 2010

BOARD OF DIRECTORS

Jim P. Manzi
Chairman of the Board; Chairman, Stonegate Capital (private equity investments); Former Chairman, President and Chief Executive Officer, Lotus Development Corporation (computer software)

Marc N. Casper
President and Chief Executive Officer

Michael A. Bell
Managing Director, Monitor Clipper Partners (private equity investments)

Tyler Jacks
David H. Koch Professor of Biology, Massachusetts Institute of Technology; Director, David H. Koch Institute for Integrative Cancer Research (research)

Stephen P. Kaufman
Retired Chairman and Chief Executive Officer, Arrow Electronics, Inc. (electronics); Senior Lecturer, Harvard Business School (education)

Judy C. Lewent
Former Executive Vice President and Chief Financial Officer of Merck & Co., Inc. (pharmaceuticals)

Thomas J. Lynch
Chief Executive Officer, Tyco Electronics Ltd. (electronics)

Peter J. Manning
Former Vice Chairman of Strategic Business Development, FleetBoston Financial (banking)

William G. Parrett
Former Global Chief Executive Officer of Deloitte Touche Tohmatsu (accounting)

Michael E. Porter
Bishop William Lawrence University Professor, Harvard University (education)

Scott M. Sperling
Co-President, Thomas H. Lee Partners, L.P. (leveraged buyouts)

Elaine S. Ullian
Former President and Chief Executive Officer, Boston Medical Center (healthcare)

ThermoFisher
SCIENTIFIC

THERMO FISHER SCIENTIFIC INC. • 81 WYMAN STREET, WALTHAM, MA 02451 USA
WWW.THERMOFISHER.COM


Mixed Sources
FSC